3-1-02

1142455

02012113

As filed ... Commission on March 11, 2002

FORM 6-K/A

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REC'D S.E.C.
MAR 1 1 2002
080

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2002

PROCESSED
MAR 2 1 2002
THOMSON
FINANCIAL

CALLAHAN NORDRHEIN-WESTFALEN GMBH

Gustav-Heinemann-Ufer 54,
50968 Köln, Germany

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F...X... Form 40-F......

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes...... No...X....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
............................N/A..

EXHIBIT INDEX

Exhibit 99.1

FOURTH QUARTER AND FULL YEAR RESULTS 2001

Callahan Nordrhein-Westfalen GmbH

Financial Performance Meets Expectations

New Products Launched

5th March 2002

Callahan Nordrhein-Westfalen GmbH ("CNRW") announced today its unaudited consolidated financial results for the fourth quarter and the full year to 31st December 2001.

Financial Highlights
(€uro in millions)

	Quarter Ending				Twelve Months Ending			
	30-Sep-01	31-Dec-01	Diff B/(W)	Diff %	31-Dec-00	31-Dec-01	Diff B/(W)	Diff %
Revenue and other operating income	95.4	108.0	12.6	13.6%	351.1	388.3	37.2	10.6%
Own capitalized costs	10.4	8.0	(2.4)	-29.3%	5.0	37.0	32.0	635.0%
Total	105.8	116.0	10.2	10.1%	356.2	425.3	69.2	19.4%
Services purchased	(15.8)	(20.2)	(4.5)	30.2%	(63.4)	(67.5)	(4.1)	6.5%
Personnel costs	(18.0)	(30.5)	(12.5)	99.7%	(35.3)	(71.6)	(36.3)	103.0%
Other operating expenses	(35.6)	(24.3)	11.3	-35.5%	(97.7)	(117.9)	(20.2)	20.7%
Total	(69.4)	(75.1)	(5.7)	9.6%	(196.3)	(257.0)	(60.6)	30.9%
EBITDA	**36.4**	**40.9**	**4.5**	**10.9%**	**159.8**	**168.4**	**8.5**	**5.3%**
Depreciation and amortization	(79.0)	(85.4)	(6.5)	8.2%	(198.1)	(319.7)	(121.5)	61.3%
EBIT	**(42.6)**	**(44.5)**	**(1.9)**	**-5.3%**	**(38.3)**	**(151.3)**	**(113.0)**	**294.8%**
Financial income (expense), net	(71.7)	(68.2)	3.5	-2.7%	(253.2)	(375.8)	(122.6)	48.4%
Profit (loss) before taxes	**(114.3)**	**(112.7)**	**1.6**	**0.9%**	**(291.5)**	**(527.1)**	**(235.6)**	**80.8%**
Taxes	-	-	-	0.0%	(7.0)	-	7.0	-100.0%
Net profit (loss) of the Group	**(114.3)**	**(112.7)**	**1.6**	**0.9%**	**(298.5)**	**(527.1)**	**(228.6)**	**76.6%**

The financial information for the quarters ending 30 September 2001 and 31 December 2001 included in the table above and the discussion set forth below, are derived from the unaudited consolidated financial statements of CNRW and its subsidiaries for the period then ended.

4

Overview of Key Results

Revenue and other operating income

Revenue and other operating income for the period consisted of cable television revenue, program and other revenue and other operating income.

Total revenue and other operating income for 2001 were €388.3mm, an increase of €37.2mm, or 10.6% from the prior year. The increase was due to a combination of factors, including:

- Growth in *cable television revenue* of €8.9mm, or 2.8%, of which €6.1mm was due to an increase of 58 thousand basic cable television subscribers from 4.124mm at the end of 2000 to 4.182mm at the end of 2001. Revenue from basic cable television revenue remained very stable over the year with an ARPU of €6.60. The remaining €2.8mm increase resulted from updates and validation of housing association and professional provider contracts.
- Additional *program and other revenue* amounting to €3.1mm, or 14.7%, resulting from an increase in fees for content distribution following the identification and correction of some previously unbilled fees.
- Growth in the number of MSG Media Services subscribers resulting in a €4.7mm, or 53%, increase in *other operating income.*
- Inclusion of €12.4mm in *other operating income* charged to the Baden-Württemberg business as reimbursement for start-up and ongoing management costs that were incurred by *ish* in Nordrhein-Westfalen.
- The addition of €3.6mm in *other operating income* as a result of the acquisitions of DeTeKS and KSG.
- Increases of €4.4mm in *other operating income* from reimbursement for network extensions and repairs and one-time adjustments for previously unbilled revenue.

Own capitalized costs

Own capitalized costs include personnel, material and overhead costs capitalized during construction. The €32.0mm increase from 2000 to 2001 is due to the significant work performed by technical employees of the company in connection with the planning and upgrade of the cable network.

Services purchased

Services purchased include network infrastructure costs, expenses for externally purchased information technology services and costs of external sales activities.

From 2000 to 2001, and from the quarter ending 30 September 2001 to the quarter ending 31 December 2001, the cost of *services purchased* increased by €4.1mm, or 6.5% and €4.5mm, or 30.2%, respectively. These increases are principally due to the development and implementation of the customer care and billing system which is necessary to support the company's customer care activities and to serve as the single billing platform for all residential products and services for both the Nordrhein-Westfalen and Baden-Württemberg regions.

Personnel costs

Personnel costs include all expenses associated with salaries and other employee benefits, including retirement benefits, as well as social security and pension costs.

From 2000 to 2001, and from the quarter ending 30 September 2001 to the quarter ending 31 December 2001, *personnel costs* increased by €36.3mm or 103.0%, and €12.5mm or 99.7%, respectively. This increase was a result of overall employment growth associated with the

expansion of the business primarily in the areas of customer care, sales and customer operations. Total employment increased from 692 in 2000 to approximately 2,500 at end of 2001. Of the 2,500 year-end staff, 460 were in customer care, 600 in new product and level 4 sales, 500 in installation and provisioning, 300 in network management & operations and 450 supporting the network upgrade.

Other operating expenses

Other operating expenses include sales and marketing expenses, costs relating to digital network services, copyright license fees and miscellaneous other operating expenses. The costs of digital network services represent our pro rata portion of 85% of MSG Media Services' costs of providing digital transmission services which are allocated based upon the number of homes passed in Nordrhein-Westfalen, as compared to the number of homes passed in the other regions. Copyright license fees consist of fees paid for the transmission over our network of copyrighted content. Miscellaneous other operating expenses include, among other things, rental and leasing expenses, postal charges, consulting, travel and other expenses.

From 2000 to 2001 *other operating expenses* increased by €20.2mm, or 20.7%, as a result of a combination of factors, including:

- The increased use of contracted personnel during the first three quarters of the year to provide the necessary skill and experience to support the build up of the business in preparation for the launch of new products and services. Beginning in the 4th quarter of 2001 and continuing into 2002 we are reducing our reliance on external resources by training and developing our own permanent staff.
- An increase in MSG Media Services' costs resulting from the increase in the number of subscribers to MSG Media Services' digital services. This increase in cost is in line with the corresponding increase of €4.7mm in other operating income.
- Increased costs incurred for marketing, brand and product development, and level 4 sales activities, all related to the growth of the business in preparation for the launch of new products and services.

From the quarter ending 30 September 2001 to the quarter ending 31 December 2001, *other operating expenses* decreased by €11.3mm or 35.5%. This was due to a decrease in the use of external consultants as the business evolved from purchasing services externally to using internal staff, combined with a reclassification of some wage related costs from consulting to personnel.

Depreciation and amortization

Depreciation and amortization expenses increased by €121.5mm, or 61.3%, from 2000 to 2001 due to the allocation, to goodwill and customer relationships, of the excess of the acquisition purchase price over the carrying value of acquired net assets, and to the increase in capital expenditures to upgrade our network. From the quarter ending 30 September 2001 to the quarter ending 31 December 2001, *depreciation and amortization* expense increased as a result of the proportionally greater investments in the upgrade of the network.

Financial income (expense), net

Financial income (expense), net increased from €253.2mm in 2000 to €375.8mm in 2001. This increase in financial expense is related to the additional indebtedness incurred to finance the acquisition and the upgrade of the network. During the 4th quarter we incurred interest expense of €19.5mm on the Senior Credit Facility and €49.5mm on the Senior Notes, the Senior Discount Notes (together, the "Notes"), Deferred Purchase Obligation and duct lease. From the quarter ending 30 September 2001 to the quarter ending 31 December 2001, *financial income (expense), net* decreased by €3.5mm as a result of lower interest rates on the Senior Credit Facility and greater interest income on cash balances. For the period ending 30 September 2001, *financial*

income (expense), net has been restated and reduced by €13.1mm to eliminate an excess interest expense accrual recorded in the period.

Investing Activities

Investments in fixed assets amounted to €581.7mm for the full year, of which we invested €333.5mm during the 4th quarter. A portion of the 4th quarter investments are currently carried as work in progress and relate specifically to assets which will be placed into service in 2002. The cash and accruals related to the upgrade and investing program for 2001 amounted to €480mm.

* * *

Disclosure about Market Risk; Treasury Policy

We are exposed to market risks relating to fluctuations in interest rates and currency exchange rates due to our multi-currency funding strategy and our mix of fixed and variable financial instruments. Our objective with respect to financial risk management is to minimize the negative impact of interest rate and foreign exchange rate fluctuations on our earnings, cash flows and equity. In the normal course of business, we employ established policies and procedures to manage our exposure to fluctuations in the value of foreign currencies and interest rates using a variety of management approaches. To manage foreign currency fluctuations in our day-to-day business with suppliers, our practice is to negotiate contracts in the same currency in which the predominant income is generated and expenses are incurred, thereby mitigating the exposure to foreign currency exchange fluctuations. In a further effort to mitigate foreign currency exchange risk, we have available a debt facility which can be drawn upon in any currency that is freely transferable and able to be converted into the euro. This arrangement allows us to better utilize our cash resources, thereby mitigating foreign currency exposure.

Foreign Currency Risk

Our principal exchange rate risk involves changes in the value of the euro relative to the U.S. dollar. Debt obligations, such as the $400 million Senior Notes and the $325 million Senior Discount Notes, which are denominated in U.S. dollars, expose us to risks associated with changes in the exchange rate between the U.S. dollar and the euro, our functional currency. At 31 December 2001, approximately €674.7 million of our indebtedness was denominated in U.S. dollars. Decreases in the value of the euro relative to the U.S. dollar will increase the cost in euro of our foreign currency denominated costs and expenses and of the debt service obligations with respect to our foreign currency denominated indebtedness. A depreciation of the euro relative to the U.S. dollar will also result in foreign exchange losses as the euro value of our foreign currency denominated indebtedness is increased.

A hypothetical, instantaneous and unfavorable 10% change in currency exchange rates at the beginning of the quarter would have resulted in additional interest expense of approximately €2.8 million during the period, reflecting the increased costs in euro of servicing our foreign currency denominated indebtedness held at 31 December 2001. Such a change would also have resulted in an estimated foreign exchange loss of approximately €81.1 million, reflecting the increased value in euro of our foreign currency denominated indebtedness held at 31 December 2001.

Interest Rate Risk

We are exposed to changes in interest rates primarily through our long-term debt. Interest rate risk exists principally with respect to our indebtedness that bears interest at floating rates. Our debt service obligations under such indebtedness will fluctuate as interest rates change. Therefore, our interest rate risk management objective is to limit the impact of interest rate changes on earnings and cash flows by targeting an appropriate mix of variable and fixed rate debt. As of 31 December 2001, approximately 42% of our outstanding debt had fixed interest rates and 58% had variable

interest rates. At 31 December 2001, we had outstanding debt of approximately €2,859 million, excluding capital lease obligations, of which approximately €1,660 million bore interest at floating rates.

A hypothetical, instantaneous and unfavorable change of 100 basis points in the interest rate applicable to floating-rate financial liabilities held at 31 December 2001 would have resulted in additional interest expense of approximately €3.8 million for the period. We have entered into transactions to hedge our risk in respect of €255 million principal amount of our debt bearing interest at a floating rate. However, we remain exposed to interest rate risk in respect of our remaining debt bearing interest at a floating rates.

For fixed rate debt, changes in interest rates generally affect the fair market value of such debt, but not our earnings or cash flows. We do not currently have any obligation to prepay fixed rate debt prior to maturity, and as a result, we do not believe that interest rate risk and changes in fair market value will have a significant impact on the fixed rate debt until we are required to refinance such debt.

Treasury Policy

It is our treasury policy to monitor and manage exposure to variable interest rate risk and foreign currency risk by managing the amount of our outstanding interest bearing debt and foreign currency liabilities. In order to reduce such interest rate risk and foreign currency exposure, and as market conditions warrant, we and our subsidiaries reserve the right to enter into currency hedging transactions and purchase outstanding Notes from time to time in privately negotiated or open market transactions, by tender offer or otherwise, using funds available to us.

Senior Credit Facility

In response to investor queries, we are filing the current version of our Senior Credit Facility as an exhibit to the report on Form 6-K of which this is a part. This version of the Senior Credit Facility is substantially the same as the original Senior Credit Facility, which is currently on file with the Securities and Exchange Commission. A brief summary of the principal changes from the original Senior Credit Facility follows below:

- a €100,000,000 reduction in the existing €500,000,000 acquisitions facility;
- the replacement of €125,000,000 of the existing facilities with a €125,000,000 vendor financing facility provided by Nortel Networks in connection with the network upgrade agreement entered into with Nortel in February 2001, which will be available for general corporate purposes, including servicing the Notes, to the extent that supplies have been made and invoiced by Nortel;
- changes to the financial covenants, which resulted from changes to our pre-acquisition business plan reflecting our experience gained during the first year of operating the Nordrhein-Westfalen cable business;
- amendments to the change of control definition relating to Callahan InvestCo Germany 1 S.à.r.l.'s (our parent company) acquisition of the Baden-Württemburg cable business of Kabel Deutschland GmbH and to permit our parent company to exercise options to acquire the stakes Kabel Deutschland has retained in the Nordrhein-Westfalen and Baden-Württemberg regions;
- amendments to permit our subisidiary, Kabel NRW GmbH & Co. KG, to own additional assets and to permit the merger of our operating entity, Kabel Nordrhein-Westfalen GmbH & Co. KG, into Kabel NRW GmbH & Co. KG, in each case to improve our tax position by allowing future interest payments to be deducted against taxable profits; and

- a waiver and amendment to permit the acquisition of DeTeKS and the possible acquisition of NetCologne, a city carrier.

The financial covenants in the original Senior Credit Facility treated network leases as operating leases. Our auditors have advised us that network leases should be treated under German GAAP as finance leases, rather than operating leases. The financial covenants in the Senior Credit Facility have been amended to reflect this treatment. The changes to the financial covenants also resulted from changes to our pre-acquisition business plan reflecting our experience gained during the first year of operations.

The resulting covenant changes included the following:

- changes to the ratios used in the financial covenants to reflect the revised timing of the rollout of the network upgrade;
- amendment of the definition of finance lease so that the duct lease with Deutsche Telekom AG and additional network leases in an aggregate amount of €100,000,000 are treated as finance leases, with the result that payments under such leases do not reduce EBITDA, although the interest element of the lease payments are included in interest expense; and
- revision of the debt incurrence covenant to increase the carve-out for general debt from €200,000,000 to €300,000,000, with the proviso that the total commitments under the Senior Credit Facility are reduced by the amount by which debt under this basket exceeds €200,000,000.

In addition, certain technical changes were made to the definitions of EBIT and EBITDA to conform those definitions to the German GAAP presentation used in the consolidated accounts of Kabel NRW GmbH & Co. KG.

We encourage you to review the revised Senior Credit Facility in detail. You should not rely on this description, which only describes the principal changes and is not a substitute for a review of the Senior Credit Facility.

* * *

Commenting on the results for the quarter, David Colley, our Chief Executive Officer said:

"Despite our previously announced delay in launching telephony using Voice over IP technology we are in the market with both new products and are having some very encouraging early results that show market demand for our new products and services is as strong as we expected. We hit our one million level 3 homes upgraded to 862 MHz bi-directional network by the end of the year but we managed down the channel change activity to keep the effects on our customers to a minimum over the holiday period. Despite having some operational challenges associated with new service start-up we are extremely optimistic that our new products are the right ones for this market."

Paul Ward, our Chief Financial Officer said:

"Our financial performance in Q4 has been stable and allows us to complete the full year with revenue of €388 Million and EBITDA of €168 Million in line with the guidance we gave to the market at the beginning of the year. As we said on our Q3 call our EBITDA for Q4 was ahead of Q3 and we now expect to deliver sequential growth in quarterly EBITDA as we roll out our new services. Our total debt at the year-end was €3,184 Million including capitalised duct leases and the acquisition of DeTeKS. We are compliant with all of our financial covenants."

****

About Callahan Nordrhein-Westfalen GmbH

CNRW is the holding company for Kabel Nordrhein-Westfalen GmbH & Co. KG ("Kabel NRW"), the largest regional cable business in Germany with approximately 7.3 million homes in the Nordrhein-Westfalen region. Kabel NRW passes approximately 6.3 million homes and has approximately 4.2 million subscribers.

CNRW is upgrading the network acquired from Kabel Deutschland GmbH to offer a broad product range – including digital interactive television, telecommunications and Internet services for residential and business customers.

As of 12 October 2001, Kabel NRW was renamed ish. Ish will be the consumer brand name for its operations and also for those of Baden-Württemberg. All future CNRW and Callahan Baden-Württemberg GmbH announcements will refer to ish.

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995

Certain statements in this release are "forward looking statements" intended to qualify for the safe harbor under liability established by the Private Securities Litigation Reform Act of 1995 and are subject to material risks and uncertainties. Actual results could differ materially from those stated or implied by those forward looking statements due to risks and uncertainties associated with the CNRW business, which include among others, competitive developments, risks associated with the group's growth, the development of the group's markets, regulatory risks, dependence on its major customers and their spending patterns and other risks which will presented in the group's filings with the Securities and Exchange Commission.

****

Copies of the Fourth Quarter 2001 Financial Statements will be available from our website at www.ish.de

For further information please contact:
Eleanor Browning, Investor Relations Co-ordinator, +44 207 318 8907

Exhibit 99.2

EXHIBIT 99.2

C L I F F O R D

C H A N C E

LIMITED LIABILITY PARTNERSHIP

EXECUTION COPY

KABEL NRW GMBH & CO. KG
AS ORIGINAL BORROWER

KABEL NRW GMBH & CO. KG
PECUNIA 2 VERMÖGENSVERWALTUNG GMBH
AS ORIGINAL GUARANTORS

CALLAHAN NORDRHEIN-WESTFALEN GMBH
(formerly called PECUNIA 1 VERMÖGENSVERWALTUNG GMBH)
AS PARENT

SALOMON BROTHERS INTERNATIONAL LIMITED
BANK OF AMERICA INTERNATIONAL LIMITED
CHASE MANHATTAN PLC
DRESDNER BANK LUXEMBOURG S.A.
AS LEAD ARRANGERS

MERRILL LYNCH INTERNATIONAL
WESTDEUTSCHE LANDESBANK GIROZENTRALE
AS ARRANGERS

CITIBANK INTERNATIONAL PLC
AS FACILITY AGENT

CITIBANK, N.A., LONDON BRANCH
AS SECURITY AGENT

AND

OTHERS

EUR2,900,000,000
SENIOR CREDIT AGREEMENT
As Amended and Restated by a Syndication and Amendment Agreement dated 1 August 2000, and further amended by an Amendment Agreement dated 9 March 2001, an Amendment Agreement dated 6 June 2001 and a Transfer and Amendment Agreement dated on or about 23 August 2001

(2

CONTENTS

THIS AGREEMENT is made on 13 July 2000

BETWEEN

(1) **KABEL NRW GmbH & Co. KG** (a limited liability partnership organised under the laws of the Federal Republic of Germany registered with the commercial register of the local court of Frankfurt am Main under number HRA 29 593 and having its seat at Graurheindorfer Strasse 153, 53117 Bonn Germany) in its capacity as borrower hereunder (the "**Original Borrower**");

(2) **THE ORIGINAL GUARANTORS** (as defined below);

(3) **CALLAHAN NORDRHEIN-WESTFALEN GMBH** (formerly called **PECUNIA 1 VERMÖGENSVERWALTUNG GMBH**) (a company incorporated in the Federal Republic of Germany registered with the commercial register of the local court of Frankfurt am Main under number HRB 46 558 and having its seat at Graurheindorfer Strasse 153, 53117 Bonn Germany) in its capacity as parent hereunder (the "**Parent**");

(4) **SALOMON BROTHERS INTERNATIONAL LIMITED**, **BANK OF AMERICA INTERNATIONAL LIMITED**, **CHASE MANHATTAN PLC** and **DRESDNER BANK LUXEMBOURG S.A.** as Lead Arrangers of the Facilities (the "**Lead Arrangers**");

(5) **MERRILL LYNCH INTERNATIONAL** and **WESTDEUTSCHE LANDESBANK GIROZENTRALE, LONDON BRANCH** as Arrangers of the Facilities (the "**Arrangers**");

(6) **CITIBANK INTERNATIONAL PLC** as Facility Agent for the Lenders (the "**Agent**");

(7) **CITIBANK, N.A., London Branch** as Security Agent for and on behalf of the Finance Parties (as defined below) (the "**Security Agent**"); and

(8) **THE LENDERS** (as defined below).

IT IS AGREED as follows.

1. **DEFINITIONS AND INTERPRETATION**

1.1 **Definitions**

In this Agreement:

"**Accession Agreement**" means an accession agreement substantially in the form set out in the Schedule to the Security Trust Agreement.

"**Accession Memorandum**" means a Borrower Accession Memorandum or a Guarantor Accession Memorandum.

"**Acquired Business**" means the cable, telephone, telecommunications and broadband communications (including internet), business, together with related ancillary businesses in Nordrhein-Westfalen acquired by the Target as at the Closing Date.

"**Acquisition**" means the acquisition by the Original Borrower of the Target Limited Partnership Interests, the Target General Partner Shares, the Remaining Limited Partnership Interests and the Remaining Shares on the terms of the Acquisition Documents.

"**Acquisition Agreement**" means the purchase and transfer agreement on an interest in the Kabel Nordrhein-Westfalen GmbH & Co KG and the Kabel Nordrhein-Westfalen Verwaltungs GmbH dated 22 February 2000 between KDG, the Original Borrower and the Parent together with all schedules, exhibits and attachments to such agreement and all amendments to such purchase and transfer agreement made on or prior to the Closing Date in the agreed form.

"**Acquisition Costs**" means all fees, out-of-pocket costs and expenses, stamp, registration and other taxes incurred by the Original Borrower or the Initial Investors or any other member of the Group in connection with the Acquisition, the Acquisition Documents and the Finance Documents.

"**Acquisition Documents**" means, in each case as amended or supplemented by the Closing Protocol, the Acquisition Agreement, the Shareholders Agreement, the Framework Agreement, the First Contribution Agreement and the Second Contribution Agreement and all documents to be executed pursuant thereto on or before the Closing Date in the form attached to or agreed for the purposes of the Acquisition Agreement, the Shareholders Agreement, the Framework Agreement, the First Contribution Agreement and the Second Contribution Agreement (as the case may be) and such other documents (if any) relating to the transactions contemplated in such agreements and identified by the Agent and the Original Borrower in writing as an Acquisition Document **provided that** the definition of Acquisition Documents shall not include the Service Agreements.

"**Acquisition Period**" means the period commencing on the date hereof and ending on the date which falls ten days after the date hereof.

"**Additional Borrower**" means the Target and any wholly-owned operating subsidiary of the Target or, on or after the Merger Date, the Original Borrower **provided that** in each case such person has become an Additional Borrower in accordance with Clause 37 (*Additional Borrowers*).

"**Additional Guarantor**" means the Target, the Target General Partner and any operating subsidiary of the Original Borrower **provided that** in each case such person has become an Additional Guarantor in accordance with Clause 38 (*Additional Guarantors*).

"**Additional Obligor**" means an Additional Borrower or Additional Guarantor.

"**Additional Permitted Transferee**" means a Permitted Export Credit Agency, a Permitted Nortel Entity and a Permitted Vendor Transferee.

"**Adjusted Financial Statements**" means the consolidated financial statements of the Group for the relevant financial year or quarter (as the case may be) adjusted as follows:

(a) the activities of a person which is not wholly-owned by the Original Borrower shall be excluded unless (i) the Original Borrower is entitled to control the payment of dividends (or equivalent) by such person and (ii) such person has provided an unconditional guarantee and full security over its assets and its shares or partnership interests (or equivalent) in favour of the Finance Parties; and

(b) in the case of a person which is not wholly-owned by the Original Borrower (and which does not satisfy the test in paragraph (a) above) or any investment in a Joint Venture, only cash dividends (or its equivalent) received from such other person or investment shall be included.

"**Advance**" means a Revolving Advance, a Term Advance or an Advance made pursuant to Clause 35.4 (*Cure Rights*) **provided that** for the purpose of paragraph (b) of the definition of Instructing Group the term "Advance" shall be construed as referring to loans made by the Banks hereunder (to the extent that the Banks have not entered into a sub-participation or a declaration of trust in favour of a Securitisation Vehicle in relation to such loans).

"**Affiliate**" means, in relation to a person, a subsidiary or a holding company or a subsidiary of a holding company of such person.

"**Applicable Treaty Lender**" means, in relation to a Borrower, a Lender which is treated as resident in an Applicable Treaty State for the purposes of the Double Tax Convention between such Applicable Treaty State and the jurisdiction in which such Borrower is incorporated.

"**Applicable Treaty State**" means a jurisdiction (the "recipient jurisdiction") with which the jurisdiction in which the relevant Borrower is incorporated or resident for tax purposes (the "source jurisdiction") has a Double Tax Convention such that:

(i) the Lender is treated as a resident of the recipient jurisdiction for the purposes of that Double Tax Convention;

(ii) the terms of that Double Tax Convention are such as to permit the payment of interest (as defined for the purposes of that Double Tax Convention) by a resident of the source jurisdiction to a resident of the recipient jurisdiction without deduction or withholding for or on account of tax (subject to the completion of any necessary procedural formalities and the making of any necessary direction); and

(iii) the Lender does not have in the source jurisdiction a permanent establishment with which interest arising under this Agreement is effectively connected for the purposes of that Double Tax Convention (save if and to the extent that, notwithstanding that the Lender is acting out of a Lending Office in the recipient jurisdiction, the Lender is treated as having such a permanent

establishment in consequence of the entering into and performance of the Finance Documents)

Provided that condition (ii) above shall be treated as satisfied notwithstanding that the terms of that Double Tax Convention exclude, from the exemption from tax of interest paid by a resident of the source state, one or more categories of case (whether by reference to the existence of a special relationship or otherwise).

"**Assignment of the Vendor Supply Contract**" means the assignment dated on or about the date of the Transfer and Amendment Agreement granted by the Target to the Security Agent of its rights under the Vendor Supply Contract.

"**Associated Costs Rate**" means, in relation to each Advance or Unpaid Sum, the percentage rate from time to time determined by the Agent in accordance with Schedule 9 (*Associated Costs Rate*).

"**Authorised Signatory**" means, in relation to an Obligor or proposed Obligor, any person who is duly authorised (in such manner as may be reasonably acceptable to an Instructing Group) to sign, seal or execute documents on behalf of such Obligor and to take such action as is required of an Authorised Signatory under the Finance Documents and in respect of whom the Agent has received a certificate signed by a director or another Authorised Signatory of such Obligor or proposed Obligor setting out the name and signature of such person and confirming such person's authority to act.

"**Available Commitment**" means, in relation to a Lender at any time, the aggregate of its Available Term Commitment and Available Revolving Commitment.

"**Available Revolving Commitment**" means, in relation to a Lender at any time and save as otherwise provided herein, its Revolving Commitment less its share of the Euro Amount of the Revolving Advances which are then outstanding **provided that** such amount shall not be less than zero.

"**Available Revolving Facility**" means, at any time, the aggregate amount of the Available Revolving Commitments adjusted, in the case of any proposed drawdown, so as to take into account:

(a) any reduction in the Revolving Commitment of a Lender pursuant to the terms hereof;

(b) any Revolving Advance which, pursuant to any other drawdown, is to be made; and

(c) any Revolving Advance which is due to be repaid,

on or before the proposed drawdown date.

"**Available Term Commitment**" means, save as otherwise provided herein, in relation to a Lender at any time, the aggregate of its Available Term A Commitment, its Available Term B Commitment and its Available Term C Commitment, at such time.

"**Available Term A Commitment**" means, in relation to a Lender at any time and save as otherwise provided herein, its Term A Commitment at such time **less** the aggregate of its share of the Euro Amount of the Term A Advances which are then outstanding.

"**Available Term B Commitment**" means, in relation to a Lender at any time and save as otherwise provided herein, its Term B Commitment at such time **less** the aggregate of its share of the Euro Amount of the Term B Advances which are then outstanding.

"**Available Term C Commitment**" means, in relation to a Lender at any time and save as otherwise provided herein, its Term C Commitment at such time **less** the aggregate of its share of the Euro Amount of the Term C Advances which are then outstanding.

"**Available Term Facilities**" means, at any time, the aggregate of the Available Term A Facility, the Available Term B Facility and the Available Term C Facility at such time and "**Available Term Facility**" means the amount of any such available facility.

"**Available Term A Facility**" means, at any time, the aggregate amount of the Available Term A Commitments adjusted, in the case of any proposed drawdown, so as to take into account any reduction in the Term A Commitment of a Lender on or before the proposed drawdown date pursuant to the terms hereof.

"**Available Term B Facility**" means, at any time, the aggregate amount of the Available Term B Commitments adjusted, in the case of any proposed drawdown, so as to take into account any reduction in the Term B Commitment of a Lender on or before the proposed drawdown date pursuant to the terms hereof.

"**Available Term C Facility**" means, at any time, the aggregate amount of the Available Term C Commitments adjusted, in the case of any proposed drawdown, so as to take into account any reduction in the Term C Commitment of a Lender on or before the proposed drawdown date pursuant to the terms hereof.

"**Average Life**" means, as of any date of determination, with respect to any Financial Indebtedness, the quotient obtained by dividing:

(a) the sum of the product of the numbers of years (rounded to the nearest one-twelfth of one year) from the date of determination to the dates of each successive scheduled principal payment of such Financial Indebtedness multiplied by the amount of such payment by,

(b) the sum of all such payments.

"**Bank**" means any bank or financial institution or other person:

(a) named in Schedule 1 (*The Lenders*); or

(b) which has become a party hereto in accordance with the provisions of Clause 36.4 (*Assignments by Lenders*) or 36.5 (*Transfers by Lenders*) (other than Securitisation Vehicles),

and which has not ceased to be a party hereto in accordance with the terms hereof. The term "Bank" is merely a definition and does not imply that a person which is a Bank

under this definition is licensed or otherwise authorised to conduct banking business in any particular jurisdiction.

"**Beneficiaries**" has the meaning given to such term in the Security Trust Agreement.

"**Borrowers**" means the Original Borrower and each Additional Borrower, **provided that** such company has not been released from its rights and obligations hereunder in accordance with Clause 37.3 (*Resignation of a Borrower*).

"**Borrower Accession Memorandum**" means a memorandum substantially in the form set out in Schedule 5 (*Form of Borrower Accession Memorandum*).

"**Bridge Documents**" means the Bridge Facility Agreement, exchange note indenture, registration rights agreement, Bridge Notes, commitment letter, fee letter, indemnity letters and all other documents relating to the establishment of and borrowing under the senior unsecured bridge facility contemplated by the commitment letter dated 29 June 2000 between Salomon Smith Barney Inc., Salomon Brothers Holdings Inc., Merrill Lynch & Co., Westdeutsche Landesbank Girozentrale, Bank of America Bridge LLC, The Chase Manhattan Bank and Callahan Associates International and Callahan Nordrhein-Westfalen GmbH (formerly called Pecunia 1 Vermögensverwaltung GmbH), including the establishment of and borrowing under the Bridge Facility.

"**Bridge Facility**" means the EUR200,000,000 unsecured bridge facility made available to the Parent under the Bridge Facility Agreement (or any renewal, replacement or extension of such facility for the same or a smaller amount).

"**Bridge Facility Agreement**" means the EUR200,000,000 unsecured bridge facility agreement dated on or about the date hereof between *inter alia* the Parent as borrower and Salomon Smith Barney Inc., Merrill Lynch, Pierce and Fenner & Smith Incorporated as joint syndication agents.

"**Bridge Notes**" means notes evidencing any loans made under or pursuant to the Bridge Facility Agreement, including initial loans, extended loans and exchange notes issued in exchange for loans or other exchange notes.

"**Business Day**" means a day (other than a Saturday or Sunday) on which banks are open for general business in London and Frankfurt and:

(a) (in relation to any date for payment or purchase of a currency other than euro) the principal financial centre of the country of that currency; or

(b) (in relation to any date for payment or purchase of euro) any TARGET Day.

"**Business Plan**" means:

(a) the financial model including profit and loss, balance sheet and cash flow projections and projections of performance in relation to each of the requirements set out in Clause 23.1 (*Financial Condition*) in agreed form relating to the Group (for these purposes assuming completion of the Acquisition and accordingly including the Target and the Target General Partner) for the period beginning on the Closing Date and ending on the date

one year after the Final Maturity Date together with a written business plan in agreed form, each prepared by Senior Management and delivered to the Agent in accordance with Clause 2.3 (*Conditions Precedent*); and

(b) thereafter any business plan delivered by the Original Borrower to the Agent pursuant to Clause 21.5 (*Business Plan*), paragraph (a) of the definition of Permitted Acquisitions or paragraph (j) of the definition of Permitted Disposals.

"**BW Lead Arrangers**" means J.P. Morgan plc, Coöperatieve Centrale Raiffeisen-Boerenleenbank b.a., Deutsche Bank AG London, Export Development Corporation, Fortis Bank (Nederland) N.V., The Governor and Company of the Bank of Scotland, Landesbank Baden-Württemberg, The Royal Bank of Scotland plc, Salomon Brothers International Limited and Westdeutsche Landesbank Girozentrale, London Branch.

"**CAI Luxco**" means Callahan InvestCo Germany 1 S.a.r.l.

"**CAI Luxco Transfer Agreements**" means each of the transfer agreements dated on or about the date hereof evidencing the transfer of the EUR100 equity interests in each of the Purchaser General Partner, the Target General Partner, the Original Borrower and the Target to CAI Luxco.

"**Callahan**" means Callahan Associates International L.L.C.

"**Capital Expenditure**" shall have the meaning given to such term in Clause 23.2 (*Financial Definitions*).

"**Cash Equivalent Investments**" means:

(a) debt securities denominated in (i) US Dollars or (ii) euro or Sterling ("**Other Currency**") issued by any person whose indebtedness is rated AA or better by Standard & Poors' Corporation which are (in each case) not convertible into any other form of security;

(b) debt securities denominated in US Dollars or Other Currency which are not convertible into any other form of security, rated P-1 by Moody's or A-1 by S&P and not issued or guaranteed by any member of the Group;

(c) certificates of deposit denominated in US Dollars or Other Currency issued by, and acceptances by, banking institutions authorised under applicable German legislation which at the time of making such issue or acceptances, have outstanding debt securities rated as provided in paragraph (b) above; and

(d) such other securities (if any) as are approved as such in writing by an Instructing Group,

provided that any such debt securities, certificates of deposit, acceptances and other securities referred to in paragraphs (a) – (d) above shall only constitute Cash Equivalent Investments if they have a maturity of twelve months or less or (if they have a maturity of longer than twelve months) they do not have a fixed interest rate/coupon.

"**Cash Flow**" shall have the meaning given to such term in Clause 23.2 (*Financial Definitions*).

"**Change of Control**" means the occurrence of any of the following events or circumstances:

(a) in relation to KDG's shareholding in the Parent:

(i) at any time prior to the Shareholders Restriction Termination Date KDG ceases to own and control at least 25.1% of the issued ordinary voting share capital of the Parent other than as a result of a transfer of shares in the Parent to (aa) CAI Luxco, (bb) or an Affiliate of CAI Luxco, or (cc) any other person designated by CAI Luxco as a transferee on the exercise of any option to purchase shares in the Parent from KDG by CAI Luxco or an Affiliate of CAI Luxco after the date of the Transfer and Amendment Agreement; or

(ii) at any time prior to 31 December 2002, KDG sells shares in the Parent other than (aa) in a public offering, (bb) to CAI Luxco or an Affiliate of CAI Luxco, (cc) to any other person designated by CAI Luxco as a transferee on the exercise of any option to purchase shares in the Parent from KDG by CAI Luxco or an Affiliate of CAI Luxco after the date of the Transfer and Amendment Agreement, or (dd) to the Investors,

provided that

(aa) at any time, KDG may transfer its shares in the Parent to a Callahan European Vehicle (as such term is defined in the Shareholders Agreement) in accordance with the terms of the Shareholders Agreement in return for shares in such Callahan European Vehicle for full commercial value and on arms length terms; and

(bb) at any time on or after the transfer referred to in paragraph (aa) of this paragraph (a):

(x) the restriction in paragraph (a)(i) above in relation to KDG's shareholding in the Parent shall apply *mutatis mutandis* to KDG's shareholding in the Callahan European Vehicle (save that the percentage referred to in paragraph (a)(i) should be amended to reflect the percentage that 25.1% (or such lesser percentage as may be permitted pursuant to paragraph (a)(i) or (ii) above) of the Parent would represent in the Callahan European Vehicle by reference to the appraised values (determined on a cash flow basis) of the businesses held by the Callahan European Vehicle at the time of such transfer (the "**Roll-Up KDG Equity Ownership Percentage**")); and

(y) a Change of Control shall have occurred if at any time prior to the Change of Control Termination Date, the Callahan European Vehicle ceases to own and control the percentage of the issued

ordinary voting share capital of the Parent which the Callahan European Vehicle owned and controlled immediately after the transfer referred to in paragraph (aa) of this paragraph (a) or such lesser percentage which would not result in KDG's indirect ownership in the Parent being less than the Roll-Up KDG Equity Ownership Percentage; or

(b) in relation to CAI Luxco's shareholding in the Parent:

(i) at any time prior to the Change of Control Termination Date:

(1) CAI Luxco ceases to own and control at least 27.5% of the issued ordinary voting share capital of the Parent;

(2) CAI Luxco ceases to have the ability to control the composition of a proportion of the advisory board (and, if constituted, the supervisory board) of the Parent equal to the percentage of the issued ordinary voting share capital in the Parent held by CAI Luxco;

(3) CAI Luxco ceases to have the ability to control the senior management of the Parent;

(4) CAI Luxco ceases to have the largest holding of ordinary voting shares of the Parent; or

(5) any person (or group of connected persons or group of persons which act in concert) controls a greater percentage of the ordinary voting share capital of the Parent than the percentage owned and controlled by CAI Luxco; or

(ii) at any time prior to the initial public offering of shares in the Parent or any other holding company of the Original Borrower, CAI Luxco ceases to:

(a) be entitled to nominate the majority of the members of the advisory board of the Parent; or

(b) be entitled to nominate or direct the voting of a majority of the members of the supervisory board (if any) of the Parent; or

(iii) at any time prior to 31 December 2002, CAI Luxco and KDG cease to own and control, in aggregate, at least 50.1% of the issued voting share capital of the Parent (provided that the figure of 50.1% shall be reduced by: (aa) the percentage of shares held in the Parent by KDG which are transferred to any transferee designated by CAI Luxco on the exercise of any option to purchase shares in the Parent, and (bb) the percentage of shares in the Parent purchased by CAI Luxco pursuant to the option to purchase shares in the Parent and sold to a third party within 12 months of such acquisition),

provided that

(aa) at any time, CAI Luxco may transfer its shares in the Parent to a Callahan European Vehicle (as such term is defined in the Shareholders Agreement) in accordance with the terms of the Shareholders Agreement in return for shares in such Callahan European Vehicle for full commercial value and on arms length terms;

(bb) at any time on or after the transfer referred to in paragraph (aa) of this paragraph (b) but prior to the transfer referred to in paragraph (aa) of paragraph (a) above:

(x) the restrictions in paragraphs (b)(i) to (iii) above in relation to CAI Luxco's shareholding in the Parent shall apply *mutatis mutandis* to CAI Luxco's shareholding in the Callahan European Vehicle (save that the percentage referred to in paragraph (b)(i)(1) should be amended to reflect the percentage that 27.5% of the Parent would represent in the Callahan European Vehicle by reference to the appraised values (determined on a cash flow basis) of the businesses held by the Callahan European Vehicle at the time of such transfer (the "**Roll-Up CAI Luxco Equity Ownership Percentage**")); and

(y) a Change of Control shall have occurred if at any time prior to the Change of Control Termination Date, the Callahan European Vehicle ceases to own and control the percentage of the issued ordinary voting share capital of the Parent which the Callahan European Vehicle owned and controlled immediately after the transfer referred to in paragraph (aa) of this paragraph (b) or such lesser percentage which would not result in CAI Luxco's indirect ownership in the Parent being less than the Roll-Up Equity CAI Luxco Ownership Percentage;

(cc) following any Equity Restructuring, the shareholdings in the Parent owned and controlled by each of CAI Luxco, any other Investor Holding Company and any member of any Investor's Investor Group shall be aggregated; and

(dd) if CAI Luxco (or an Affiliate of CAI Luxco) in accordance with this Agreement acquires directly or indirectly from KDG after the date of the Transfer and Amendment Agreement any shares in the Parent owned by KDG then on the date falling 12 months after the date of such acquisition: (1) the percentage referred to in paragraph (b)(i)(1) and proviso (bb)(x) to paragraph (b) of this definition of Change of Control shall be amended to be the percentage which is the higher of: (i) the percentage referred to in such paragraph and proviso immediately prior to such acquisition; and (ii) the figure expressed as a percentage obtained by adding 0.1 to (x-y)/2 (where "**x**" is the percentage of shares in the Parent owned by CAI Luxco and any Affiliate of CAI Luxco

(following a transfer directly or indirectly from KDG) immediately after such acquisition and "y" is the percentage of shares in the Parent owned by CAI Luxco (or an Affiliate of CAI Luxco) which: (A) CAI Luxco (or its Affiliate) acquired directly or indirectly from KDG after the date of the Transfer and Amendment Agreement and (B) are disposed of by CAI Luxco (or such Affiliate) to a person other than CAI Luxco (or an Affiliate of CAI Luxco) during the period of twelve months from the date of such acquisition) and (2) the shareholdings in the Parent owned by CAI Luxco and any Affiliate of CAI Luxco (following a transfer directly or indirectly from KDG) shall be aggregated for the purposes of (b)(i)(1) and proviso (bb)(x); or

(c) in relation to the Investors' shareholdings in CAI Luxco, at any time prior to the Change of Control Termination Date:

(i) the Investors cease to own and control at least 50.1% of the issued ordinary voting share capital of CAI Luxco;

(ii) the shareholders of CAI Luxco may authorise any action without the affirmative vote of at least two of the Principal Investors (or a member of their Investor Groups) other than: (aa) a capital increase, (bb) any such action which would require the affirmative vote of at least two Principal Investors (or a member of their Investor Groups) but for conflicts of interest with respect to one or more of the Principal Investors (or a member of their Investor Groups), or (cc) as a result of the reduced voting requirements which apply on the adjournment of any shareholder meeting adjourned as a result of the failure to attend that meeting of one or more of the Principal Investors (or a member of their Investor Group);

(iii) any of the Principal Investors (together with any other members of its Investor Group) ceases to own and control at least 50.1% of the percentage of the issued share capital of CAI Luxco owned by it (together with any other members of its Investor Group) as set out in Schedule 10 (*Investors*) (other than through dilution by the issue of further ordinary share capital for the purpose of raising further capital);

(iv) any of the Principal Investors (together with any other members of its Investor Group) ceases to own (whether directly or indirectly) at least 50.1% of the percentage of the issued share capital of the Parent owned (whether directly or indirectly) by it (together with any other members of its Investor Group) as set out in Schedule 10 (*Investors*) (other than through dilution by the issue of further ordinary share capital for the purpose of raising further capital);

(v) following any Equity Restructuring, the condition referred to in paragraph (ii)(a) of the definition of "Equity Restructuring" is not complied with at any time; or

(vi) neither Callahan nor one of its affiliates is generally managing the business of the Group at any time.

"**Change of Control Termination Date**" means the first Quarter Date (as such term is defined in Clause 23.2 (Financial Definitions)) after 31 December 2004 that:

(a) the ratio of Total Senior Debt to EBITDA for the Relevant Period ending on such Quarter Date is less than 3.50:1.00; and

(b) the ratio of Total Senior Debt to EBITDA for the Relevant Period ending on the immediately preceding Quarter Date is less than 3.50:1.00.

"**Closing Date**" means 14 July 2000.

"**Closing Protocol**" means the closing protocol entered into between the Original Borrower, KDG and others on the Closing Date.

"**Commitment**" means, in relation to a Lender at any time, the aggregate of its Term Commitment and its Revolving Commitment.

"**Compliance Certificate**" means a certificate substantially in the form set out in Schedule 4 (*Form of Compliance Certificate*).

"**Confidentiality Undertaking**" means a confidentiality undertaking in the standard form from time to time of the LMA or in such other form as may be agreed between the Original Borrower and the Agent.

"**Conversion Date**" means the date on which the Parent Loan and any other Financial Indebtedness outstanding from the Original Borrower to the Parent is contributed to the capital reserves of the Original Borrower in accordance with the terms hereof.

"**Cure Right**" has the meaning given to such expression in Clause 35.4 (*Cure Rights*).

"**Cure Rights Contracts**" means the Service Agreements and the Vendor Supply Contract.

"**Cure Rights Instructing Group**" means:

(a) if there are no Advances then outstanding, a Bank or Banks whose Commitments aggregate more than $66^2/_3$ per cent. of the Total Commitments (or, if the Total Commitments have been reduced to zero, aggregated more than $66^2/_3$ per cent. of the Total Commitments immediately prior to the reduction); or

(b) at any other time, a Bank or Banks whose participations in the Advances then outstanding (excluding a Bank's participation to the extent that it has entered into a sub-participation or a declaration of trust in favour of a Securitisation Vehicle in relation to the Advances) aggregate more than $66^2/_3$ per cent. of the aggregate of the participations of the Banks in the Advances then outstanding (excluding a Bank's participation to the extent that it has entered into a sub-participation or a declaration of trust in favour of a Securitisation Vehicle in relation to the Advances),

provided that for the purpose of Clause 35.4 (*Cure Rights*) after the end of the Term Availability Period, the following terms used in this definition shall have the following meanings: (i) the term "Bank" shall exclude Banks which do not have a Revolving Commitment; (ii) the term "Commitment" shall mean Revolving Commitment; (iii) the term "Total Commitments" shall mean total Revolving Commitments of the Banks; and (iv) the term "Advance" shall mean Revolving Advance.

"**Deferred Purchase Price Agreement**" means the agreement (in the agreed form) dated on or prior to the date hereof between the Parent and DTAG, pursuant to which the Parent undertakes to pay EUR250,000,000 to DTAG in satisfaction of part of the consideration due under the Acquisition Agreement.

"**Direct Agreement**" means the direct agreement (relating to the Vendor Supply Contract) between the Nortel Vendors, the Target and the Security Agent dated on or about the date of the Transfer and Amendment Agreement.

"**Disclosure Letter**" means the letter, in agreed form, dated on or before the date of this Agreement from the Original Borrower to the Agent (on behalf of the Finance Parties) in respect of those representations and warranties set out in Clause 20 (*Representations*) referred to therein.

"**Dispute**" means any dispute referred to in Clause 46 (*Jurisdiction*).

"**Dividend Restriction Termination Date**" means the first Quarter Date after 31 December 2004 that:

(a) the ratio of Total Senior Debt to EBITDA for the Relevant Period ending on such Quarter Date is less than 3.00:1.00; and

(b) the ratio of Total Senior Debt to EBITDA for the Relevant Period ending on the immediately preceding Quarter Date is less than 3.00:1.00.

"**Double Tax Convention**" means a double tax treaty or convention relating to the relief from double taxation on income and capital.

"**DTAG**" means Deutsche Telekom AG.

"**Duct Agreement**" means the Service Agreement numbered 1.1 in Part A of Schedule 8 (*Services Agreements*) and any Replacement Service Agreement entered into in accordance with Clause 24.20 (*Amendments and Termination*) to the extent that it replaces such Service Agreement.

"**Due Diligence Report**" means the legal due diligence report dated 14 April 2000 prepared by Schürmann & Partners in respect of which a Reliance Letter has been provided by Schürmann & Partners in respect of the section(s) of the Due Diligence Report for which it is responsible.

"**Effective Date**" has the meaning given to it in the Transfer and Amendment Agreement.

"**Encumbrance**" means (a) a mortgage, charge, pledge, lien or other encumbrance securing any obligation of any person, (b) any arrangement under which money or claims to, or the benefit of, a bank or other account may be applied, set off or made subject to a combination of accounts so as to effect discharge of any sum owed or payable to any person or (c) any other type of preferential arrangement (including any title transfer and retention arrangement) the effect of which is to give a creditor in respect of Indebtedness for Borrowed Money a preferential position in relation to any asset of a person on any insolvency proceeding of that person.

"**Environmental Claim**" means any claim, proceedings or official investigation by any person pursuant to any Environmental Law.

"**Environmental Law**" means any applicable law in any jurisdiction in which any member of the Group conducts business which relates to the pollution or protection of the environment or harm to or the protection of human health or the health of animals or plants.

"**Environmental Permits**" means any permit, licence, consent, approval or other authorisation and the filing of any notification, report or assessment required under any Environmental Law for the operation of the business of any member of the Group conducted on or from the properties owned or used by the relevant member of the Group.

"**Equity Restructuring**" means a restructuring of any Investor's indirect shareholding in the Parent or the Callahan European Vehicle following which:

(i) such Investor shall have either (a) direct and indirect shareholdings in the Parent or the Callahan European Vehicle or (b) indirect shareholdings (held by an Investor Holding Company) in the Parent or the Callahan European Vehicle; and

(ii)

(a) all of the voting rights attaching to the relevant Investor's and Investor Holding Company's direct or indirect shares in the Parent or the Callahan European Vehicle shall be exercisable by CAI Luxco at all times thereafter; and

(b) the relevant Investor shall retain voting rights in CAI Luxco immediately after such restructuring equivalent to those which it held immediately prior to such restructuring.

"**Escrow Account**" has the meaning given to "Escrow Account" in the Escrow Account Agreement.

"**Escrow Account Agreement**" means the escrow account agreement dated on or about the date hereof between the Original Borrower, KDG, Citibank International plc and Citibank, NA as escrow agent.

"**Euro Amount**" means:

(a) in relation to an Advance, its Original Euro Amount as reduced by the proportion (if any) of such Advance which has been repaid; and

(b) in relation to the Loan, the aggregate of the Euro Amounts of each outstanding Advance.

"**Event of Default**" means any circumstance described as such in Clause 25 (*Events of Default*).

"**Excess Cash Flow**" has the meaning given to such term in Clause 23.2 (*Financial Definitions*).

"**Excluded Proceeds**" means:

(a) proceeds received in respect of sales or other transfers of assets or revenues within paragraphs (a), (b), (d), (e), (f) (except to the extent of any premium received in excess of a rack rent) and (g) of the definition of Permitted Disposals;

(b) proceeds received in respect of sales or other transfers of assets or revenues within paragraphs (c), (f) (to the extent of any premium received in excess of a rack rent), (h) and (i) of the definition of Permitted Disposals to the extent the proceeds of such asset disposals do not exceed EUR10,000,000 (or its equivalent) in aggregate in any period of twelve months (the "**Permitted Retention**"); and

(c) proceeds received in respect of sales or other transfers of assets or revenues within paragraphs (c), (f) (to the extent of any premium received in excess of a rack rent), (h) and (i) of the definition of Permitted Disposals to the extent in excess of the Permitted Retention but only to the extent that such proceeds are, as soon as practicable but in any event within a period of 360 days of receipt by any member of the Group, reinvested in similar or like assets or other capital assets relevant to the business of the Group as a whole and **provided that** if such proceeds are not reinvested within such a period they shall be immediately applied in repayment of the Facilities in accordance with Clause 13.6 (*Application of Prepayments*).

"**Existing Amount**" means, in relation to any Term Advance and any two successive Interest Periods relating thereto, the amount of such Term Advance at the beginning of the last day of the first of those Interest Periods **less** any part thereof falling to be repaid on such day.

"**Facilities**" means the Term Facilities and the Revolving Facility.

"**Final Maturity Date**" means 31 December 2009.

"**Finance Documents**" means this Agreement, any Borrower Accession Memorandum or Guarantor Accession Memorandum, any deed of accession to the Intercreditor Deed or Accession Agreement, the fee letters referred to in Clauses 27.4 (*Arrangement Fee*) and

Clause 27.6 (*Agency Fee*), the Security Documents, the Syndication Letter, the Security Trust Agreement, the Intercreditor Deed, the Hedging Agreements, the Priority Letters, the Escrow Account Agreement and any other document which is designated a "**Finance Document**" in writing signed by the Original Borrower and the Agent.

"**Finance Lease**" means a contract treated as a finance or capital lease in accordance with German GAAP (*Grundsätze ordnungsmässiger Buchführung*) (reconciled to US GAAP) **provided that** for the purpose of this definition (other than as used in paragraph (k) of the definition of Permitted Encumbrances): (i) the Duct Agreement shall not constitute a Finance Lease; and (ii) any network leases or parts thereof (other than the Duct Agreement) of any member of the Group which would otherwise qualify as a Finance Lease shall not constitute a Finance Lease to the extent that the aggregate amount of the indebtedness represented by such network leases or parts thereof does not exceed EUR100,000,000 (or its equivalent) at any time.

"**Finance Parties**" means the Agent, the Security Agent, the Lead Arrangers, the Lenders and any Interest Hedge Counterparties.

"**Financial Group**" means the Parent and the Group.

"**Financial Indebtedness**" means any indebtedness in respect of or arising under or in connection with:

(a) moneys borrowed (including overdrafts); or

(b) indebtedness under any debenture, bond (other than a performance bond issued in respect of the trade obligations), note or loan stock or other similar instrument; or

(c) any acceptance or documentary credit (other than in respect of trade obligations); or

(d) receivables sold or discounted (otherwise than on a non-recourse basis); or

(e) the acquisition cost of any asset to the extent payable 180 days or more after the time of acquisition or possession by the person liable as principal obligor for the payment thereof where the deferred payment is arranged primarily as a method of raising finance or financing or refinancing the acquisition of the asset acquired (excluding earn-outs and other deferred payments depending on future performance **provided that** to the extent that such earn-out or deferred payment is included as a future payable in the most recent Business Plan, then it shall constitute Financial Indebtedness); or

(f) the sale price of any asset to the extent paid 180 days or more before the time of sale or delivery by the person liable to effect such sale or delivery where the advance payment is arranged primarily as a method of raising finance or financing or refinancing the manufacture, assembly, acquisition or holding of the asset to be sold; or

(g) Finance Leases; or

(h) the net amount from time to time due pursuant to any agreement for managing or hedging currency and/or interest rate and/or commodity risk whether by way of forward exchange, cap, collar, swap, forward rate agreement or otherwise or the net amount from time to time due under any other derivative contract; or

(i) the amount payable under any put option or other arrangement whereby any member of the Group is liable, at the request of a third party, to purchase share capital or other securities issued by it or any other member of the Group prior to the Final Maturity Date; or

(j) the amount payable by any member of the Group in respect of the redemption of any share capital or other securities issued by it or any member of the Group (if the share capital or other securities are redeemable at the option of their holder or if the relevant member of the Group is otherwise obliged to redeem them) prior to the Final Maturity Date; or

(k) the amount of any guarantee or indemnity of any person in respect of any indebtedness falling within paragraphs (a) to (j) inclusive of this definition,

and so that, where the amount of Financial Indebtedness falls to be calculated, no amount shall be taken into account more than once in the same calculation.

"**Financial Quarter**" shall have the meaning ascribed to it in Clause 23.2 (*Financial Definitions*).

"**First Contribution Agreement**" means the contribution agreement dated 22 December 1998 between KDG and DTAG together with all schedules, exhibits and attachments to such agreement.

"**Framework Agreement**" means the framework agreement dated 22 February 2000 between KDG, DTAG, the Parent, the Original Borrower, CAI Luxco, the Target and the Target General Partner, together with all schedules, exhibits and attachments to such agreement as amended by the Closing Protocol.

"**German GAAP**" means generally accepted accounting principles in the Federal Republic of Germany.

"**German Obligor**" means any Obligor whose Relevant Jurisdiction is the Federal Republic of Germany.

"**Group**" means the Original Borrower, the Purchaser General Partner, the Target, the Target General Partner and the subsidiaries (other than Non-Recourse Subsidiaries) of each of the Original Borrower, the Purchaser General Partner, the Target and the Target General Partner from time to time.

"**Group Structure Chart**" means each group structure chart in agreed form showing:

(a) all members of the Group, CAI Luxco, DTAG, KDG and the Initial Investors;

(b) any person in which any Group member has an interest in the issued share capital or equivalent ownership interest of such person;

(c) the jurisdiction of incorporation or establishment of each person within (a) and (b) above (other than in the case of the Initial Investors); and

(d) that, subject to any qualification contained in Clause 20.18 (*Ownership of Relevant Obligors*), all members of the Group (other than the Original Borrower) are either wholly-owned subsidiaries of the Original Borrower or, if such member of the Group is not a subsidiary of the Original Borrower, that the Original Borrower holds the entire economic interest of such member of the Group.

"**Guarantor Accession Memorandum**" means a memorandum substantially in the form set out in Schedule 6 (*Form of Guarantor Accession Memorandum*).

"**Guarantors**" means each of the Original Guarantors and each Additional Guarantor.

"**Hedge Counterparty**" has the meaning given to such term in the Security Trust Agreement.

"**Hedging Agreements**" means each of the agreements entered into or to be entered into between the Borrowers approved by the Agent and an Interest Hedge Counterparty for the purpose of hedging interest rate liabilities in accordance with Clause 24.25 (*Hedging*).

"**Holding Account**" means an interest bearing account in the name of the Original Borrower with the Security Agent (or any other interest bearing account held in Germany (or any other jurisdiction agreed to by the Security Agent (acting reasonably)) with the Security Agent by a Group member which is opened after the date hereof and after receipt by the Agent of written confirmation from the Original Borrower that such account is to be a "Holding Account") (as the same may be redesignated, substituted or replaced from time to time) which is pledged, charged or assigned to the Security Agent or the Finance Parties pursuant to the Security Documents to secure all amounts due under the Finance Documents.

"**High Yield Debt**" means the Senior Notes, the Bridge Facility and the Bridge Notes.

"**High Yield Documents**" means the Senior Note Documents and the Bridge Documents.

"**Indebtedness for Borrowed Money**" means any indebtedness in respect of or arising under or in connection with Financial Indebtedness (save for Financial Indebtedness falling within paragraph (h) of the definition of "**Financial Indebtedness**").

"**Indispensable Service Agreements**" means the Service Agreements numbered 1.1, 1.3 and 1.4 in Schedule 8 (*Service Agreements*) and any other document designated as such by the Original Borrower and the Agent.

"**Information Memorandum**" means the document dated 15 June 2000 approved by the Original Borrower concerning the Acquisition and the Original Obligors which, at their request and on their behalf, has been prepared in relation to this transaction and distributed by the Lead Arrangers to selected lenders.

"**Initial Acquisition**" means the purchase by the Original Borrower of the Target Limited Partnership Interests and the Target General Partner Shares on the terms of the Acquisition Agreement.

"**Initial Term Advance**" means the initial Term A Advance made or to be made on the Closing Date in an amount equal to:

(i) the portion of the purchase price under the Acquisition Agreement that is not funded by the proceeds referred to in paragraph 7 of Section D of Schedule 11 (*Conditions Precedent*); and

(ii) the fees and expenses referred to in paragraph 5 of Section G of Schedule 11 (*Conditions Precedent*).

"**Instructing Group**" means:

(a) if there are no Advances then outstanding, a Bank or Banks whose Commitments aggregate more than $66^{2}/_{3}$ per cent. of the Total Commitments (or, if the Total Commitments have been reduced to zero, aggregated more than $66^{2}/_{3}$ per cent. of the Total Commitments immediately prior to the reduction); or

(b) at any other time, a Bank or Banks whose participations in the Advances then outstanding aggregate more than $66^{2}/_{3}$ per cent. of all the Advances then outstanding.

"**Intellectual Property**" means any and all rights and interests existing now or in the future in any part of the world in or relating to registered and unregistered trade marks and service marks, domain names, patents, registered designs, utility models, trade names, business names, titles, registered or unregistered copyrights in published and unpublished works, unregistered designs, inventions registered or unregistered, data base rights, know-how, any other intellectual property rights and any applications for any of the foregoing and any goodwill therein.

"**Intellectual Property Rights**" means any Intellectual Property owned by any member of the Group.

"**Intercreditor Deed**" means the Intercreditor Deed dated of even date herewith between, *inter alia*, the Security Agent, the Parent, the Original Borrower and the Purchaser General Partner (each as defined therein).

"**Interest Hedge Counterparty**" means a Bank (other than a Vendor Financier) or an affiliate of a Bank (other than a Vendor Financier) who is a counterparty to a Borrower under the Hedging Agreements.

"**Interest Period**" means, save as otherwise provided herein:

(a) any of those periods mentioned in Clause 5.1 (*Interest Periods*); and

(b) in relation to an Unpaid Sum, any of those periods mentioned in Clause 29.1 (*Default Interest Periods*).

"**Intra-Group Limit**" means, at any time, EUR10,000,000 (or its equivalent) in aggregate. For the purpose of determining whether the Intra-Group Limit has been exceeded at any time, the following shall be aggregated without double counting:

(a) the amount of any Indebtedness for Borrowed Money owed by any member of the Group which is not a Relevant Obligor to a Relevant Obligor; and

(b) any indebtedness of any Relevant Obligor(s) under any guarantee, bond or indemnity in respect of the liabilities or obligations of any Group member which is not a Relevant Obligor but excluding any liability under the Finance Documents; and

(c) the aggregate amount paid by any Relevant Obligor for shares, loan notes or loan capital or any other equity instrument or interests of any Group member which is not a Relevant Obligor (or any call relating thereto) (other than the price paid by the Original Borrower for the purchase of such Group members pursuant to the Acquisition).

"**Intra-Group Loan**" means any loan between members of the Group evidenced by a loan agreement in the agreed form.

"**Investor Group**" means collectively, with respect to an Investor or a Principal Investor, such Investor or Principal Investor (as the case may be), each of its Affiliates and any investment vehicles organised by or at the direction of such Investor's or Principal Investor's parent entity or general partner and that are, at any date of determination, shareholders of CAI Luxco.

"**Investor Holding Company**" means any holding company whose shareholders or equity holders comprise solely Investors (or members of their respective Investor Groups) and which is established for the purpose of holding a direct investment in the Parent.

"**Investors**" means each of the persons named in Schedule 10 (*Investors*) (or any Affiliate of such person or investment vehicles organised by or at the direction of the Investors' respective general partners or parent entities).

"**Investment**" by a person means:

(a) the making of a loan or other extension of credit giving rise to Financial Indebtedness owing to such person; or

(b) any subscription for, any purchase or other acquisition of equity of any kind or any contribution to capital of, another person (in each case, whether in cash or otherwise).

"**Joint Venture**" means any joint venture entity, whether a company, unincorporated firm, undertaking, association, joint venture or partnership or any other entity.

"**KDG**" means Kabel Deutschland GmbH.

"**Legal Opinions**" means the legal opinions delivered to the Agent in accordance with Clause 2.3 (*Conditions Precedent*), Clause 37.2 (*Borrower Conditions Precedent*) and Clause 38.2 (*Guarantor Conditions Precedent*).

"**Lender**" means:

(a) any Bank; or

(b) any Securitisation Vehicle which has become a party hereto in accordance with the provisions of Clause 36.4 (*Assignments by Lenders*) or 36.5 (*Transfers by Lenders*) and which has not ceased to be a party hereto in accordance with the terms hereof.

"**Lending Office**" means:

(a) in relation to the Agent, each office identified with its signature below or such other office(s) as it may select by notice; and

(b) in relation to any Lender, each office notified by it to the Agent in writing prior to the date hereof as its Lending Office (or, in the case of a Transferee, at the end of the Transfer Certificate to which it is a party as Transferee) or such other office(s) as it may from time to time select by notice to the Agent.

"**LIBOR**" means, in relation to any amount owed by an Obligor hereunder on which interest for a given period is to accrue:

(a) the percentage rate per annum equal to the offered quotation which appears on the page of the Telerate Screen which displays an average British Bankers Association Interest Settlement Rate for the currency of the relevant amount (being currently "3740" or, as the case may be, "3750") for such period at or about 11.00 a.m. on the Quotation Date for such period or, if such page or such service shall cease to be available, such other page or such other service for the purpose of displaying an average British Bankers Association Interest Settlement Rate for such currency as the Agent, after consultation with the Lenders and the Original Borrower, shall select; or

(b) if no quotation for the relevant currency and the relevant period is displayed and the Agent has not selected an alternative service on which a quotation is displayed (in accordance with paragraph (a) above), the arithmetic mean (rounded upwards to four decimal places) of the rates (as notified to the Agent) at which each of the Reference Banks was offering to prime banks in the London Interbank Market deposits in the currency of such amount and for such period at or about 11.00 a.m. on the Quotation Date for such period.

"**Licences Agreement**" means the agreement between KDG and the Target pursuant to which the Licences were transferred to the Target.

"**LMA**" means the Loan Market Association.

"**Loan**" means, at any time, the aggregate of the Term Loan and the Revolving Loan.

"**Major Events of Default**" means any circumstance constituting an Event of Default under any of the following Clauses: 25.2 (*Misrepresentations*) insofar as it relates to Major Representations, 25.3 (*Breach of Specific Covenants*) (insofar as it relates to breaches of any of Clauses 24.15 (*Negative Pledge*), 24.16 (*Loans & Guarantees*), 24.17 (*Financial Indebtedness*), 24.19 (*Acquisitions*) and 24.21 (*Arm's Length Basis*)), 25.6 (*Insolvency and Rescheduling*), 25.7 (*Insolvency Proceedings*), 25.10 (*Governmental Intervention*), 25.12 (*The Group's Business*), 25.13 (*Repudiation*), 25.14 (*Illegality*), 25.17 (*Change of Control*), 25.20 (*Mergers*) and 25.22 (*Dividends and Distributions).*

"**Major Representations**" means each of the representations set out in Clauses 20.1 (*Status*), 20.2 (*Binding Obligations*), 20.3 (*Execution and Power*), 20.19 (*Parent*) and 20.30 (*No Trading*).

"**Mandatory Prepayment Account**" means an interest bearing account in the name of the Original Borrower with the Security Agent (or any other interest bearing account held in Germany (or any other jurisdiction agreed to by the Security Agent (acting reasonably)) with the Security Agent by a Group member which is opened after the date hereof and after receipt by the Agent of written confirmation from the Original Borrower that such Account is to be a "Mandatory Prepayment Account") (as the same may be redesignated, substituted or replaced from time to time) which is pledged, charged or assigned to the Security Agent or the Finance Parties pursuant to the Security Documents to secure amounts due under the Finance Documents.

"**Margin**" means the Term Margin or, as the context may require, the Revolving Margin.

"**Market Report**" means a market report prepared by Arthur D. Little and dated 2 June 2000 addressed to the Agent (on behalf of the Finance Parties).

"**Material Adverse Effect**" means a material adverse effect on the ability of the Obligors (taken as a whole) to comply with their payment obligations (present or future) under the Finance Documents or the ability of the Original Borrower to comply with its obligations (present or future) under Clause 23.1 (*Financial Condition*).

"**Material Contract**" means the document listed in Part B (*Material Contracts*) of Schedule 8 and any other document designated as such by the Original Borrower and the Agent.

"**Material Subsidiary**" means:

(a) the Original Borrower;

(b) any Additional Borrowers;

(c) at any time, an operating subsidiary of the Original Borrower (other than a Non-Recourse Subsidiary) which has:

  (i) profits before interest, tax, amortisation and depreciation (calculated on the same basis as EBITDA, (as defined in Clause 23 (*Financial Condition*)) representing 5 per cent. or more of EBITDA (as defined in Clause 23 (*Financial Condition*)); and/or

(ii) turnover representing 5 per cent. or more of turnover of the Group; and/or

(iii) gross assets representing 5 per cent. or more of the consolidated gross assets of the Group (and for this purpose "**gross assets**" shall mean the sum of fixed assets, current assets and investments),

compliance with the conditions set out in paragraphs (i), (ii) and (iii) above shall be determined by reference to the most recent Compliance Certificate delivered pursuant to Clause 21.4 (*Compliance Certificates*) or, in the event of any dispute, by the Original Borrower's auditors and/or the latest audited financial statements of such subsidiary (consolidated in the case of a subsidiary which itself has subsidiaries) and the latest audited consolidated financial statements of the Group **provided that**:

if a subsidiary has been acquired since the date as at which the latest consolidated financial statements of the Group were prepared, such financial statements shall be adjusted in order to take into account the acquisition of such subsidiary; and

(1) if any intra-group transfer or re-organisation takes place, the financial statements of the Group and of all relevant subsidiaries shall be adjusted in order to take into account such intra-group transfer or reorganisation;

(2) subject to Clause 23.4 (*Auditor's Verification*), a report signed by two directors of the Original Borrower that a subsidiary is or is not a Material Subsidiary, setting out in detail the figures and the calculations upon which such report is based (and accompanied by a statement from the auditors of the Original Borrower confirming that the figures set out in the report and upon which the directors' calculations are based, have been extracted correctly from the most recent consolidated financial statements of the Group) shall, in the absence of any error in the calculations contained in such report, be conclusive and binding on all parties thereto.

"**Merger Date**" means the date on which the Permitted Merger is legally effective.

"**Moody's**" means Moody's Investors Service, Inc. or any successor to the rating agency business thereof.

"**National Currency Unit**" means the unit of currency (other than a euro unit) of a Participating Member State.

"**NetCologne**" means NetCologne Gesellschaft für Telekommunikation mit beschränkter Haftung.

"**Net Disposal Proceeds**" means the gross total proceeds (including any amounts received in repayment of intercompany debt) received by any member of the Group in cash from all disposals of any revenues or assets of the Group (other than Excluded Proceeds) less:

(a) reasonable out of pocket expenses of the Group incurred in connection with such disposal;

(b) reasonable restructuring and other costs incurred by the Group in connection with any such disposal to the extent not included in (a) above;

(c) the VAT or similar tax paid or payable by any member of the Group due to such disposal;

(d) any income, capital gains or other taxes incurred and required to be paid by any member of the Group in connection with such disposal as reasonably determined in good faith by such member of the Group on the basis of the existing tax rates applicable to the gain (if any) and after taking into account all available credits, deductions and allowances; and

(e) in the case of a disposal of a subsidiary of the Original Borrower, the aggregate amount of Financial Indebtedness owed to persons who are not members of the Group by such subsidiary (but excluding for this purpose any Financial Indebtedness created in contemplation of or in connection with that disposal) which remains with the vendor to the extent that either (i) the same is repaid promptly upon such disposal or (ii) proceeds are paid promptly into the Holding Account in an amount not greater than the aggregate amount of such Financial Indebtedness which remains with the vendor (less any amount falling within paragraph (i) above) **provided that** such proceeds are applied in repayment of such Financial Indebtedness no later than 180 days after receipt of such proceeds.

"**Net Equity Proceeds**" means the relevant proportion of the proceeds (net of fees and expenses) received, from time to time, by the Parent or any other holding company of any member of the Group in respect of any public offering of equity securities in the Parent or such other holding company and for these purposes "**relevant proportion**" means the proportion which the appraised value (determined on a cash flow basis) of the Group bears to the appraised value (determined on a cash flow basis) of the Parent (or such other holding company) and its subsidiaries determined at the time of any such public offering.

"**New Amount**" means, in relation to any Term Advance and any two successive Interest Periods relating thereto, the amount of such Term Advance at the beginning of the second of those Interest Periods, as determined in accordance with Clause 4.3 (*Amounts of Advances*).

"**Non-Recourse Subsidiary**" means any subsidiary of the Target or, on or after the Conversion Date, the Original Borrower:

(a) which is in the same business as the business of the Group or a related business;

(b) is a limited liability company;

(c) none of whose indebtedness benefits from any recourse whatsoever to any member of the Group in respect of the repayment or payment thereof; and

(d) which has been designated as such by the Original Borrower by written notice to the Agent **provided that** the Original Borrower may give written notice to

the Agent at any time that any Non-Recourse Subsidiary is no longer a Non-Recourse Subsidiary, whereupon it shall cease to be a Non-Recourse Subsidiary.

"**Non-Vendor Lender**" means a Lender other than a Vendor Financier.

"**Nortel Vendor**" means each of Nortel Networks Germany GmbH & Co. KG, SAG-Abel Kommunikations GmbH & Co. KG, Alstom Anlagen-und Automatisierungstechnik GmbH, ADC Broadband Access Systems, Inc., Scientific-Atlanta Central Europe GmbH and any other suppliers which in accordance with the terms of the Vendor Supply Contract become party to the Vendor Supply Contract **provided that** any Nortel Vendor may only become a Lender hereunder as a Permitted Vendor Transferee if on the proposed date for such Nortel Vendor to become a Lender, it is a party to the Vendor Supply Contract.

"**Notice of Drawdown**" means a notice substantially in the form set out in Schedule 3 (*Notice of Drawdown*).

"**Obligor Group**" means each Obligor and each Material Subsidiary.

"**Obligors**" means the Borrowers, the Guarantors and the Parent.

"**Offering Memorandum**" means the offering memorandum dated June 2000 relating to the notes specified in paragraph (i) of the definition of Senior Notes.

"**Optional Currency**" means US Dollars, Sterling and any other currency (except the euro) which:

(a) is freely transferable and freely convertible into the euro; and

(b) is generally available to banks in the Relevant Interbank Market in the required amounts.

"**Original Euro Amount**" means:

(a) in relation to a Revolving Advance, the amount specified in the Notice of Drawdown relating thereto, as the same may be reduced pursuant to Clause 7.4 (*Reduction of Available Revolving Commitment*) or, if such Revolving Advance is not denominated in euro, the equivalent of such amount (as the same may be so reduced) in euro calculated as at the date of such Notice of Drawdown; and

(b) in relation to a Term Advance:

(i) where such Advance came into existence as a result of a drawing under any Term Facility, the amount specified as such in the Notice of Drawdown relating thereto, as the same may be reduced pursuant to Clause 3.3 (*Reduction of Available Term Commitment*) or, if such Term Advance is not denominated in euro, the equivalent of such amount (as the same may be so reduced) in euro calculated as at the date of such Notice of Drawdown;

(ii) where such Term Advance came into existence upon the consolidation of two or more Term Advances, the aggregate of the Euro Amounts of the Term Advances so consolidated; and

(iii) where such Term Advance came into existence upon the division of a Term Advance, the amount specified as such by the relevant Borrower pursuant to Clause 5.4 (*Division of Term Advances*).

"**Original Guarantors**" means each of the Original Borrower and the Purchaser General Partner.

"**Original Obligors**" means the Parent, the Original Borrowers and the Original Guarantors.

"**Original Vendor Financier**" means Nortel Networks UK Limited.

"**Parent**" means Callahan Nordrhein-Westfalen GmbH (formerly called Pecunia 1 Vermögensverwaltung GmbH).

"**Parent Holding Account**" means an interest bearing account in the name of the Parent with the Security Agent (or any other interest bearing account held in Germany (or any other jurisdiction agreed to by the Security Agent (acting reasonably)) with the Security Agent by the Parent which is opened after the date hereof and after receipt by the Agent of written confirmation from the Parent that such account is to be a "**Parent Holding Account**") (as the same may be redesignated, substituted or replaced from time to time) which is pledged, charged or assigned to the Security Agent or the Finance Parties pursuant to the Security Documents to secure all amounts due under the Finance Documents.

"**Parent Loan**" means the subordinated loan of an amount equal to Euro 468,812,500 and the Euro equivalent (determined on the Closing Date) of US$534,897,610 from the Parent to the Original Borrower made or incurred on the Closing Date.

Participating Member State" means any member state of the European Communities that adopts or has adopted the euro as its lawful currency in accordance with legislation of the European Union relating to European Monetary Union.

"**Payment Blockage Event**" means an Event of Default **provided that** for the purpose of this definition only, Clause 25 (*Events of Default*) shall be deemed to be amended as follows:

(a) the following new sentence shall be added to Clause 25.3 (*Breach of Specific Covenants*):

"An Obligor fails duly to perform or comply with any obligation expressed to be assumed by it in Clause 21 (*Financial Information*), Clause 22.7 (*Information Regarding Service Agreements and Material Contracts*) or Clause 24 (*Covenants*) (other than (i) any obligation referred to in the previous sentence and (ii) sub-clause 24.2.3 of Clause 24.2 (*Insurance*) and sub-clause 24.10.1 of Clause 24.10 (*Pensions*)) and such failure, if capable of remedy, is

not remedied within twenty one days after the earlier to occur of the date the Agent has given notice thereof to the Original Borrower or such Obligor and the date the Obligor or the Original Borrower has actual knowledge."

(b) Clause 25.4 (*Breach of Other Obligations*) shall be deleted in its entirety and replaced by:

"25.4 Breach of Other Obligations

An Obligor fails duly to perform or comply with any other obligation expressed to be assumed by it in the Finance Documents and such failure, if capable of remedy, is not remedied within thirty five days after the earlier to occur of the date the Agent has given notice thereof to the Original Borrower or such Obligor and the date the Obligor or the Original Borrower has actual knowledge."

"**Permitted Acquisitions**" means:

(a) Investments in service businesses and companies (including, without limitation, Joint Ventures and Non-Recourse Subsidiaries) in Germany whose principal activities are related to the business of operating a cable or telephone or telecommunications (including internet) system or service (including, without limitation, Level 4 operators and city carriers) together with any business reasonably related, ancillary or complementary thereto, including, without limitation, any content or software business related thereto **provided that** if either:

(i) such Investments (or series of related Investments) are in an amount equal to or greater than EUR50,000,000 (or its equivalent); or

(ii) the aggregate amount of Investments (or series of related Investments) not falling within paragraph (i) above from the date of this Agreement is equal to or greater than (1) EUR200,000,000 (or its equivalent) and once this EUR200,000,000 (or its equivalent) threshold has been reached (2) multiples of EUR50,000,000 (or its equivalent) above EUR200,000,000 (or its equivalent),

then such Investments only fall within this paragraph (a) if:

(x) the Original Borrower provides to the Agent an up-dated Business Plan (in a form agreed with the Agent, to be divided by reference to business lines and to include each of the items specified in Clauses 21.5.1 to 21.5.7) prepared for the period beginning on the date (and assuming completion of) the relevant acquisition and ending on the date one year after the Final Maturity Date; and

(y) such up-dated Business Plan demonstrates that following the relevant acquisition the Original Borrower will be able to ensure compliance with (aa) all its obligations (present and future) under Clause 23.1

(*Financial Condition*) and (bb) all payment obligations (present and future) of the Borrowers under this Agreement;

(b) acquisitions of Cash Equivalent Investments;

(c) acquisitions of assets by a Relevant Obligor from a member of the Group;

(d) acquisitions of assets by a member of the Group which is not a Relevant Obligor from another member of the Group which is not a Relevant Obligor;

(e) acquisitions not falling within paragraphs (a) to (d) above where the consideration for such acquisitions in aggregate in any period of twelve months does not exceed EUR10,000,000 (or its equivalent),

Provided that:

(i) in the case of any Investment falling within paragraph (a) above or any acquisition falling within paragraph (c) above, no Event of Default has occurred and is continuing at the time of such proposed acquisition;

(ii) in the case of any acquisition of any company or business or assets, additional security over the shares in such company, the assets of such business or such assets (as the case may be) is provided to the Finance Parties if so required in order to ensure compliance with sub-clause 24.9.2 of Clause 24.9 (*Security*);

(iii) in the case of any acquisition of any company, such company is a company incorporated with limited liability; and

(iv) in the case of any Investment falling within paragraph (a) above, such Investment is in a member of the Group or a Non-Recourse Subsidiary or a Joint Venture in which a member of the Group owns at least 25.1% of its ordinary voting share capital (or its equivalent) or an entity which will become a member of the Group or a Non-Recourse Subsidiary or a Joint Venture in which a member of the Group will own at least 25.1% of its ordinary voting share capital (or its equivalent) upon the making of such Investment.

"**Permitted Disposals**" means:

(a) disposals on arm's length terms of assets by any member of the Group in its ordinary course of trade;

(b) disposals:

   (i) by a Relevant Obligor to another Relevant Obligor which is a party to a legally valid, binding and enforceable Security Document which creates a first priority Encumbrance over the assets and/or revenue disposed of or if, following the disposal, the assets and/or revenue disposed of will be subject to a first priority Encumbrance created by the disposing Relevant Obligor prior to such disposal and the disposal will not materially adversely affect such Encumbrance; or

(ii) by a member of the Group which is not a Relevant Obligor to another member of the Group (**provided that**, in the case of transfer to a Relevant Obligor, such assets and/or revenue are not subject to any material liabilities (not deducted from the cost of acquisition **provided that** the cost of acquisition was not zero) or Encumbrances other than Permitted Encumbrances);

(c) disposals for cash on arm's length terms of any surplus or obsolete or worn-out assets which in the reasonable opinion of the Relevant Obligor making the disposal are not required for the efficient operation of the business of the Group by any Group member;

(d) disposals of Cash Equivalent Investments on arm's length terms;

(e) disposals on arm's length terms of assets in return for or simultaneous with the acquisitions of other assets which in the reasonable opinion of the Relevant Obligor making the disposal are of comparable or greater value or earnings generation;

(f) the granting of leases or licences over real property on arm's length terms;

(g) disposals of cash where such disposal is not prohibited by the Finance Documents (including cash payments to the Parent which do not give rise to an Event of Default under Clause 25.22 (*Dividends and Distributions*));

(h) disposals required by law or by or under the authority of any government or agency; and

(i) any other disposal **provided that** if either:

(i) such disposal (or series of related disposals) is in an amount equal to or greater than EUR50,000,000 (or its equivalent); or

(ii) the aggregate amount of disposals (or series of related disposals) not falling within paragraph (i)(i) above from the date of this Agreement is equal to or greater than (1) EUR200,000,000 (or its equivalent) and once this EUR200,000,000 (or its equivalent) threshold has been reached (2) multiples of EUR50,000,000 (or its equivalent) above EUR200,000,000 (or its equivalent),

then such disposals only fall within this paragraph (i) if:

(x) the Original Borrower provides to the Agent an up-dated Business Plan (in a form agreed with the Agent, to be divided by reference to business lines and to include each of the items specified in Clauses 21.5.1 to 21.5.7) prepared for the period beginning on the date (and assuming completion of) the relevant disposal and ending on the date one year after the Final Maturity Date; and

(y) such up-dated Business Plan demonstrates that following the relevant disposal the Original Borrower will be able to ensure compliance with

(aa) all its obligations (present and future) under Clause 23.1 (*Financial Condition*) and (bb) all payment obligations (present and future) of the Borrowers under this Agreement.

For the purpose of such revised Business Plan, it shall be assumed that the disposal proceeds from the relevant disposal (after deducting from the relevant disposal proceeds: (i) any amounts falling under paragraphs (a) to (e) of the definition of Net Disposal Proceeds, (ii) the amount of the Permitted Retention referred to in paragraph (b) of the definition of Excluded Proceeds which is available (if any), and (iii) an amount equal to the amount of the disposal proceeds which the revised Business Plan contemplates being used to reinvest in similar or like assets or other capital assets relevant to the business of the Group as a whole during the permitted holding period in the Holding Account) are to be used to repay the Facilities at the end of the permitted holding period in the Holding Account.

"**Permitted EADS Entity**" means:

(a) the European Aeronautic Defence and Space Company N.V. (the "**EADS Parent**"); and

(b) a wholly-owned subsidiary of the EADS Parent **provided that** if there is to be a transfer of any unfunded Term C Commitment to such subsidiary at the time of such transfer either (i) such subsidiary is investment grade or (ii) the EADS Parent has entered into a guarantee (in form and substance satisfactory to the Agent (acting on the instructions of an Instructing Group) and the Original Borrower) of such subsidiary's obligations as a Lender hereunder.

"**Permitted Encumbrance**" means:

(a) any Encumbrance over or affecting (i) any asset acquired by a member of the Group after the date hereof and subject to which such asset is acquired or (ii) any asset of any company which becomes a member of the Group after the date hereof, where such Encumbrance is created prior to the date on which such company becomes a member of the Group, **provided that**, in any case,

   (i) such Encumbrance was not created in contemplation of the acquisition of such asset by a member of the Group or the acquisition of such company;

   (ii) the amount thereby secured has not been increased in contemplation of, or since the date of, the acquisition of such asset by a member of the Group or the acquisition of such company; and

   (iii) such Encumbrance is removed or discharged within six months of the date of acquisition of such asset or such company becoming a member of the Group unless such Encumbrance falls within any of paragraphs (b) to (m) below;

(b)

(i) any netting or set-off arrangement (or any Encumbrance over a credit balance in a bank account which is entered into in order to effect such an arrangement) entered into: (x) by any member of the Group in the normal course of its banking arrangements or (y) by one Relevant Obligor with another Relevant Obligor in connection with any cash pooling arrangements between such Relevant Obligors;

(ii) any netting or set-off arrangement under a Hedging Agreement where the obligations of other parties thereunder are calculated by reference to net exposure thereunder (but not any netting or set-off relating to such Hedging Agreement in respect of cash collateral or any other Encumbrance except as otherwise permitted hereunder);

(c) any title transfer or retention of title arrangement entered into by any member of the Group in the normal course of its trading activities on terms no less favourable to the relevant member of the Group than the counterparty's standard or usual terms (including, without limitation, any retention of title arrangement in relation to the Vendor Supply Contract if such terms are no less favourable to the relevant member of the Group than the relevant Nortel Vendor's standard or usual terms);

(d) any lien arising by operation of law and in the normal course of business **provided that** such lien is discharged within thirty days of the amount owing in respect thereof becoming due;

(e) any Encumbrance arising under or evidenced by a Security Document;

(f) any lien in favour of a bank over goods and documents of title to goods arising in the ordinary course of documentary credit transactions entered into in the ordinary course of trade;

(g) any Encumbrance arising under the general business conditions of any German credit institution with whom any Relevant Obligor or Material Subsidiary maintains a banking relationship in the ordinary course of business;

(h) any Encumbrance arising on rental deposits in connection with the occupation of leasehold premises in the ordinary course of business;

(i) any Encumbrance created over shares and/or other securities held in any clearing system or listed on any exchange which arise as a result of such shares and/or securities being so held in such clearing system or listed on such exchange as a result of the rules and regulations of such clearing system or exchange;

(j) any Encumbrance arising by operation of law in favour of any government, state or local authority in respect of taxes, assessments or government charges which are being contested by the relevant member of the Group in good faith and with a reasonable prospect of success;

(k) Encumbrances (except floating charges) arising under Finance Leases permitted under this Agreement and only to the extent such Encumbrances are granted by the relevant member of the Group over assets comprised within or constituted by such Finance Leases;

(l) any Encumbrance arising under Vendor Financing permitted by this Agreement and only to the extent such Encumbrances are granted by the relevant member of the Group over the equipment supplied by the relevant vendor to such member of the Group; and

(m) in addition to any Encumbrances subsisting pursuant to paragraphs (a) to (l) above any other Encumbrances **provided that** the aggregate principal amount secured by such Encumbrances referred to in this paragraph (m) does not at any time exceed EUR50,000,000 (or its equivalent).

"**Permitted Export Credit Agency**" means any of Export Development Corporation, NTFC Capital Corporation, Export-Import Bank of the United States and the Export Credit Guarantee Department.

"**Permitted Indebtedness**" means:

(a) any Financial Indebtedness arising under or permitted pursuant to the Finance Documents;

(b) any Financial Indebtedness arising under Permitted Transactions;

(c) any Financial Indebtedness arising under Permitted Treasury Transactions;

(d) any Financial Indebtedness **provided that** such Financial Indebtedness either is subordinated pursuant to the Intercreditor Deed or is otherwise subordinated on terms acceptable to an Instructing Group (acting reasonably);

(e) any Financial Indebtedness of any company which becomes a member of the Group after the date hereof, where such Financial Indebtedness is created prior to the date on which such company becomes a member of the Group, **provided that**, in any case,

(i) such Financial Indebtedness was not created in contemplation of the acquisition of such company;

(ii) the amount thereby secured has not been increased in contemplation of, or since the date of, the acquisition of such company; and

(iii) such Financial Indebtedness is repaid or discharged in full within six months of the date of such company becoming a member of the Group;

(f) any Financial Indebtedness in an amount of up to the Excess (as such term is defined in sub-clause 24.20.2 of Clause 24.20 (*Amendments and Termination*)) which satisfies the conditions set out in paragraph (a)(ii) of sub-clause 24.20.2;

(g) any Financial Indebtedness of any Relevant Obligor in respect of a bank account held as part of a cash pooling arrangement with other Relevant Obligor(s) **provided that** the net Financial Indebtedness of all Relevant Obligors participating in such cash pooling arrangements shall be treated as falling within paragraph (h) below;

(h) any Financial Indebtedness not falling within paragraphs (a) to (f) above **provided that:**

(i) the aggregate amount of Financial Indebtedness arising under network leases which are Finance Leases falling within this paragraph (h) does not exceed EUR150,000,000 (or its equivalent) at any time; and

(ii) the aggregate amount of Financial Indebtedness falling within this paragraph (h) does not exceed EUR200,000,000 (or its equivalent) at any time;

(i) any Financial Indebtedness not falling within paragraphs (a) to (h) above **provided that** the aggregate amount of Financial Indebtedness falling within this paragraph (i) does not exceed at any time EUR100,000,000 (or its equivalent); and

(j) on or prior to the Conversion Date, the Financial Indebtedness arising under the Parent Loan.

"**Permitted Merger**" means the merger of the Target and the Target General Partner into the Original Borrower.

"**Permitted Nortel Entity**" means: (i) Nortel Networks Corporation **provided that** if there is to be a transfer of any unfunded Term C Commitment to it, it is at the time of such transfer investment grade, or (ii) a subsidiary of Nortel Networks Corporation **provided that** if there is to be a transfer of any unfunded Term C Commitment to it, it is at the time of such transfer investment grade.

"**Permitted Payment**" means any of the payments permitted to be made by the Original Borrower in accordance with paragraph (i) of sub-clause 25.22.2 of Clause 25.22 (*Dividends and Distributions*).

"**Permitted Replacement Vendor Lender**" means a person which is investment grade.

"**Permitted Transactions**" means:

(a) Intra-Group Loans **provided that** such loans are:

(i) trade credits or guarantees or indemnities granted in the ordinary course of trading and upon terms usual for trade; or

(ii) loans by a member of the Group which is not a Relevant Obligor to another member of the Group which is not a Relevant Obligor; or

(iii) loans made by a Relevant Obligor to another Relevant Obligor; or

(iv) loans made by a Group member which is not a Relevant Obligor to a Relevant Obligor **provided that** such loan is subordinated on terms acceptable to an Instructing Group; or

(v) loans by a Relevant Obligor to any member of the Group that is not a Relevant Obligor **provided that** such loan does not result in the Intra-Group Limit being exceeded at any time; or

(vi) loans by a Relevant Obligor to NetCologne prior to the date that each of the conditions in paragraph (b)(iii) of sub-clause 2.2.3 (*Acquisition of NetCologne*) of the Transfer and Amendment Agreement are satisfied **provided that** the aggregate amount of such loans does not exceed EUR30,000,000 (or its equivalent) at any time;

(b) advances (in the form of a loan or other credit) by a member of the Group to the Parent in circumstances that would not have constituted an Event of Default under sub-clause 25.22.2 of Clause 25.22 (*Dividends and Distributions*) if such amounts had been paid by way of dividend or other distribution **provided that** no such loans shall be made if a Payment Blockage Event has occurred and is continuing other than loans to the extent necessary to enable the Parent to make a payment referred to in paragraph (e) of the definition of Relevant Payment subject to the condition that the aggregate amount of all such loans outstanding at any time made by members of the Group to the Parent to enable the Parent to make such a Relevant Payment shall not exceed EUR500,000;

(c) Investments permitted by paragraph (a) of the definition of Permitted Acquisitions; and

(d) guarantees of loans constituting Permitted Indebtedness or guarantees which would constitute Permitted Indebtedness.

"**Permitted Treasury Transactions**" means:

(a) the Treasury Transactions entered into in accordance with Clause 24.25 (*Hedging*);

(b) the Treasury Transactions, if any, which are foreign exchange transactions entered into with a Hedge Counterparty in connection with payments made or to be made by the Parent on or prior to the Closing Date in connection with the Initial Acquisition (including, without limitation, the Parent's investment in the Original Borrower to enable the Original Borrower to make the Initial Acquisition) or by the Parent in connection with the High Yield Debt; and

(c) any other foreign exchange transactions for spot or forward delivery entered into in the ordinary course of business (and not for investment or speculative purposes) to hedge currency exposures (including for the avoidance of doubt, currency exposure relating to Advances made in an Optional Currency) incurred by the Group.

"**Permitted Vendor Transferee**" means, subject to the consent of the Original Borrower (such consent not to be unreasonably withheld or delayed), any Nortel Vendor or an Affiliate of such Nortel Vendor **provided that**:

(i) the consent of the Original Borrower is not required if the Original Borrower has already consented to an earlier assignment or transfer in accordance with Clause 36 (*Assignments and Transfers*) to such Nortel Vendor or Affiliate of such Nortel Vendor; and

(ii) in the case of any transfer of any unfunded Term C Commitment to any Nortel Vendor or Affiliate of such Nortel Vendor, such Nortel Vendor or Affiliate of such Nortel Vendor is investment grade at the time of transfer of such unfunded Term C Commitment to it.

"**Pledges of Equity Interests**" means each of the pledges of equity interests specified in Schedule 14 (*Pledges of Equity Interests*).

"**Potential Event of Default**" means any event which would become (with the passage of time, the giving of notice, the making of any determination in each case under the Finance Documents or any combination thereof) an Event of Default.

"**Principal Investors**" means (i) any of Blackstone Holdco Capital Partners (Cayman) III L.P., BOCP/BFIP/BFCP Holdco Capital Partners (Cayman) III L.P. or Blackstone Holdco Communications Partners (Cayman) L.P.; (ii) Caisse de Depot et Placement du Quebec; (iii) BAEP Europe II; (iv) Banco Santander Central Hispano; and (v) Callahan Associates International LLC.

"**Priority Letter**" means any letter in the agreed form from an addressee of a Report and which is addressed to the Agent on behalf of the Finance Parties relating to the priority of claims and the application of receipts in respect of that Report.

"**Proportion**" means, in relation to a Lender:

(a) whilst no Advance is outstanding, the proportion borne by its Commitment to the Total Commitments (or, if the Total Commitments are then zero, by its Commitment to the Total Commitments immediately prior to their reduction to zero); or

(b) whilst at least one Advance is outstanding, the proportion borne by its share of the Euro Amount of the Loan to the Euro Amount of the Loan.

"**Purchaser**" means the Original Borrower.

"**Purchaser General Partner**" means Pecunia 2 Vermögensverwaltung GmbH.

"**Pushdown Event**" means the registration in accordance with applicable law of the court order approving the increase in the equity of the Original Borrower in connection with the contribution of equity by the Parent to the Original Borrower in exchange for the Remaining Shares and the Remaining Limited Partnership Interest.

"**Qualifying Lender**", in relation to the categories of Borrower referred to below, bears the respective meanings given below:

(a) in relation to any Borrower or intending Additional Borrower which is incorporated or resident for United Kingdom tax purposes in the United Kingdom, means an Applicable Treaty Lender or a lender which is, at the time when interest hereunder is paid, beneficially entitled to such interest and either resident for tax purposes in the United Kingdom or within the charge to United Kingdom corporation tax as respects such interest;

(b) in relation to any Borrower or intending Additional Borrower which is incorporated or resident for German tax purposes in Germany, means any Lender;

(c) in relation to any Additional Borrower or intending Additional Borrower which is, at the time a Borrower Accession Memorandum is delivered in respect of that Additional Borrower pursuant to Clause 37.1 (*Request for Additional Borrower*), a Specified Category Borrower, means a Lender which is a Specified Category Lender or an Applicable Treaty Lender;

(d) in relation to any Additional Borrower or intending Additional Borrower which is: (i) neither incorporated nor resident for United Kingdom tax purposes in the United Kingdom, (ii) neither incorporated nor resident for German tax purposes in Germany, and (iii) incorporated in a jurisdiction under the laws of which, at the time a Borrower Accession Memorandum is delivered in respect of that Additional Borrower pursuant to Clause 37.1 (*Request for Additional Borrower*), on the making of payment of amounts which are treated as interest for tax purposes under the laws of that jurisdiction, amounts are required to be deducted or withheld for or on account of tax (and which is not a Specified Category Borrower), means an Applicable Treaty Lender.

For the avoidance of doubt, if any Borrower is one in relation to which no category of Qualifying Lender is specified then the provisions of Clause 15.4 (*Excluded Claims*) shall have no application in relation to that Borrower.

"**Quotation Day**" means, in relation to any period for which an interest rate is to be determined:

(a) (if the currency is domestic sterling) the first day of that period;

(b) (if the currency is euro) two TARGET Days before the first day of that period; or

(c) (for any other currency) two Business Days before the first day of that period,

unless market practice differs in the Relevant Interbank Market for a currency, in which case the Quotation Day for that currency will be determined by the Agent in accordance with market practice in the Relevant Interbank Market (and if quotations would normally be given by leading banks in the Relevant Interbank Market on more than one day, the Quotation Day will be the last of those days).

"**Reference Banks**" means the principal London offices of Bank of America, N.A., Citibank, N.A., The Chase Manhattan Bank and Dresdner Bank Luxembourg S.A. and such Banks (other than a Vendor Financier) as the Agent and the Original Borrower may from time to time agree.

"**Relevant Interbank Market**" means, in relation to any currency, the London interbank market.

"**Relevant Jurisdiction**" means, in respect of any person, the jurisdiction of the country in which such person is incorporated and, if different, where it is resident or has its principal place of business, and each jurisdiction or state in which it owns or leases property or otherwise conducts its business.

"**Relevant Obligor**" means each Obligor (other than the Parent).

"**Relevant Payment**" means:

(a) payments of interest and special interest (or liquidated damages), tax gross-up payments, payments to lenders in respect of increased costs, maintenance of capital requirements and other regulatory requirements and taxes required to be paid in respect of the High Yield Debt;

(b) payments of interest, commitment commission, special interest (or liquidated damages) tax gross-up payments, payments to lenders in respect of increased costs, maintenance of capital requirements and other regulatory requirements and taxes required to be paid under the Bridge Facility Agreement;

(c) payments of interest required to be paid under the Deferred Purchase Price Agreement;

(d) payment of fees, costs and expenses in connection with the issuance and exchange of Senior Notes or Bridge Notes (including, without limitation, fees, costs and expenses in connection with the offering, sale and exchange of any such notes, the listing of such notes, complying with financial reporting requirements in relation to such notes and any requirement to register such notes with and to report to the Securities Exchange Commission and ongoing administration of the High Yield Documents); and

(e) payment of out of pocket fees, costs and expenses in connection with the issuance of notes to enable the Parent to meet its obligations referred to in paragraphs (a) to (d) above.

"**Reliance Letter**" means any letter in the agreed form from a provider of a Report and which is addressed to the Agent (on behalf of the Finance Parties) pursuant to which the provider of the Report agrees that the Finance Parties are entitled to rely on such Report.

"**Remaining Limited Partnership Interest**" means 19.6% of the partnership interest in the Target to be acquired by the Original Borrower on the day immediately following the Closing Date in accordance with the Agreement on the contribution to the Original

Borrower of Kabel Nordrhein-Westfalen GmbH & Co. KG and of Kabel Nordrhein-Westfalen GmbH dated on or about the Closing Date.

"**Remaining Shares**" means 19.6% of the shares in the Target General Partner to be acquired by the Original Borrower on the day immediately following the Closing Date in accordance with the Agreement on the contribution to the Original Borrower of Kabel Nordrhein-Westfalen GmbH & Co. KG and of Kabel Nordrhein-Westfalen GmbH dated on or about the Closing Date.

"**Repayment Date**" means, in relation to any Revolving Advance, the last day of the Term thereof.

"**Repeated Representations**" means:

(a) on the date on which the first Advance is made under the Facilities and on the Closing Date, all of the representations set out in Clause 20 (*Representations*); and

(b) at any other time, each of the representations set out in:

  (i) Clause 20.1 (*Status*) to Clause 20.10 (*No Immunity*) other than Clause 20.3 (*Execution and Power*), Clause 20.4 (*No Material Proceedings*), sub-clause 20.5.2 of Clause 20.5 (*Financial Statements*), Clause 20.6 (*No Material Adverse Change*) and Clause 20.9 (*No Deduction or Withholding*); and

  (ii) Clause 20.13 (*No Material Defaults*) to Clause 20.27 (*Tax Residency of Borrowers*) other than Clause 20.14 (*Information Memorandum*), Clause 20.15 (*Environmental Compliance*), Clause 20.16 (*Environmental Claims*), sub-clause 20.17.1 and sub-clause 20.17.2 of Clause 20.17 (*Encumbrances and Financial Indebtedness*), Clause 20.18 (*Ownership of Relevant Obligors*), Clause 20.21 (*Consents and Approvals*), Clause 20.22 (*Service Agreements*), Clause 20.23 (*Taxation*) and Clause 20.24 (*Security Interest*).

"**Reports**" means the Due Diligence Report, the Market Report and the Tax Report.

"**Replacement Service Agreement**" has the meaning given to such term in Clause 24.20 (*Amendments and Termination*).

"**Reservations**" means the principle that equitable remedies are remedies which may be granted or refused at the discretion of the court, the limitation of enforcement by laws relating to bankruptcy, insolvency, equitable subordination, liquidation, reorganisation, judicial composition, court schemes, moratoria, administration and other laws generally affecting the rights of creditors and the time barring of claims under any applicable limitation acts.

"**Resignation Notice**" means a notice substantially in the form set out in Schedule 7 (*Form of Resignation Notice*).

"**Revolving Advance**" means an advance made or to be made by the Lenders under the Revolving Facility.

"**Revolving Commitment**" means, in relation to a Lender at any time and save as otherwise provided herein, the amount set opposite its name under the heading "**Revolving Commitment**" in Schedule 1 (*The Existing Banks and Transferees - Post Transfer*) to the Transfer and Amendment Agreement.

"**Revolving Facility**" means the multicurrency revolving loan facility granted to the Borrowers under sub-clause 2.1.4 of Clause 2.1 (*Grant of the Facilities*) of this Agreement.

"**Revolving Loan**" means, at any time, the aggregate of the Euro Amounts of each outstanding Revolving Advance.

"**Revolving Margin**" means, in relation to the Revolving Loan and subject to Clause 8.3 (*Revolving Margin Ratchet*), 2.50% per annum.

"**Revolving Termination Date**" means the date falling one month prior to the Final Maturity Date **provided that** if such day is not a Business Day, it shall be deemed to be the next Business Day in the same calendar month (if there is one) or the preceding Business Day (if there is not).

"**Rollover Advance**" means a Revolving Advance which is used to refinance a maturing Revolving Advance and which is the same amount or lesser amount and the same currency as such maturing Revolving Advance and is to be drawn on the day such maturing Revolving Advance is to be repaid.

"**S&P**" means Standard & Poor's Ratings Service or any successor to the rating agency business thereof.

"**Second Contribution Agreement**" means the contribution agreement dated 13 July 2000 between KDG, the Target, the Target General Partner and DTAG together with all schedules, exhibits and attachments to such agreement.

"**Securitisation Vehicle**" has the meaning given to such term in Clause 36.3 (*Assignments and Transfers by Lenders*).

"**Security**" means the security from time to time constituted by or pursuant to the Security Documents.

"**Security Account**" means the accounts in the name of the Relevant Obligor with the Security Agent (or such other person as the Agent may require) which are pledged, charged or assigned to the Security Agent or the Finance Parties pursuant to the Security Documents to secure amounts due under the Finance Documents and from which withdrawals may be made by the Relevant Obligor (as such accounts may be redesignated, substituted or replaced from time to time).

"**Security Documents**" means each document referred to in paragraph 1 of Section E of Schedule 11 (*Conditions Precedent*), each document referred to in paragraphs 2.4, 3.3, 3.4 and 3.5 of Schedule 12 (*Conditions Subsequent*), each document referred to in

paragraphs 2(b), (c) and (d) of Schedule 2 (*Conditions Precedent*) of the Transfer and Amendment Agreement, the Direct Agreement and any other document entered into by any member of the Group creating or evidencing security for all or any part of the obligations of the Obligors or any of them under any of the Finance Documents whether by way of personal covenant, charge, security interest, mortgage, pledge or otherwise.

"**Security Trust Agreement**" means the Security Trust Agreement dated of even date herewith between, *inter alia,* the Security Agent, the Hedge Counterparties, the Agent, the Lead Arrangers, the Lenders and the Obligors.

"**Senior Notes**" means: (i) the $400,000,000 aggregate principal amount of the Parent's 14% Senior Notes due 2010, the Euro 225,000,000 aggregate principal amount of the Parent's 14% Senior Notes due 2010 and the US$325,000,000 aggregate principal amount at maturity of the Parent's 16% Senior Discount Notes due 2010; (ii) any notes issued in an amount of up to EUR200,000,000 to refinance the Bridge Facility; (iii) any notes issued in an amount to refinance amounts owing under the Deferred Purchase Price Agreement; and (iv) any exchange, renewal, replacement or extension of any of the notes referred to in paragraphs (i) to (iii) for the same or a smaller amount.

"**Senior Note Documents**" means the senior note indentures, the registration rights agreement, the Senior Notes, any exchange notes contemplated by the senior note indentures or the registration rights agreement, the engagement letter, fee letters, indemnity letters, purchase agreement and all other documents relating to the issuance of the Senior Notes.

"**Senior Management**" means each and all of Paul Ward, David Colley and Mark McGuinness.

"**Service Agreements**" means the documents listed in Part A (*Service Agreements*) of Schedule 8 (together with all schedules, exhibits and attachments to such documents) and any other document designated as such by the Original Borrower and the Agent.

"**Shareholders Agreement**" means the shareholders agreement dated 22 February 2000 between KDG, CAI Luxco and the Parent together with all schedules, exhibits and attachments to such agreement as amended by the Closing Protocol.

"**Shareholders Restriction Termination Date**" means the date 24 months after the date of the Shareholders Agreement.

"**Specified Category Borrower**" means an Additional Borrower (or intending Additional Borrower) which is: (a) neither incorporated nor resident for United Kingdom tax purposes in the United Kingdom, (b) neither incorporated nor resident for German tax purposes in Germany, and (c) incorporated in a jurisdiction under the laws of which the following conditions apply:

(i) on the making of payment of amounts which are treated as interest for tax purposes under the laws of that jurisdiction, amounts are required to be deducted or withheld for or on account of tax; and

(ii) an exception from the requirements at (i) above is made in the case of payments referred to at (i) above which are made to a bank or similar institution, or to a bank or similar institution incorporated in or resident in or acting out of a Lending Office in that jurisdiction (any person satisfying this condition (ii) being referred to as a "**Specified Category Lender**"),

Provided that condition (ii) is satisfied notwithstanding that the terms of the exception exclude one or more categories of case (whether by reference to the existence of a special relationship or otherwise).

"**Specified Category Lender**" bears the meaning given in the definition of "Specified Category Borrower".

"**Strategic Services Agreement**" means a contract dated the Closing Date between Callahan and the Target under which Callahan agrees to provide the Acquired Business with management services.

"**Super Instructing Group**" means:

(a) if there are no Advances then outstanding, a Bank or Banks whose Commitments aggregate more than 90 per cent. of the Total Commitments (or, if the Total Commitments have been reduced to zero, aggregated more than 90 per cent. of the Total Commitments immediately prior to the reduction); or

(b) at any other time, a Bank or Banks whose participations in the Advances then outstanding (excluding a Bank's participation to the extent that it has entered into a sub-participation or a declaration of trust in favour of a Securitisation Vehicle in relation to the Advances) aggregate more than 90 per cent. of the aggregate of the participations of the Banks in the Advances then outstanding (excluding a Bank's participation to the extent that it has entered into a sub-participation or a declaration of trust in favour of a Securitisation Vehicle in relation to the Advances),

provided that for the purpose of Clause 35.4 (*Cure Rights*) after the end of the Term Availability Period, the following terms used in this definition shall have the following meanings: (i) the term "Bank" shall exclude Banks which do not have a Revolving Commitment; (ii) the term "Commitment" shall mean Revolving Commitment; (iii) the term "Total Commitments" shall mean total Revolving Commitments of the Banks; and (iv) the term "Advance" shall mean Revolving Advance.

"**Syndication Date**" means the earlier of:

(i) the day specified by the Lead Arrangers as the day on which general syndication of the Facilities is completed; and

(ii) 31 December 2000.

"**Syndication Letter**" means a letter from Callahan to the Lead Arrangers in connection with the syndication of the Facilities.

"**TARGET**" means Trans-European Automated Real-time Gross Settlement Express Transfer payment system.

"**TARGET Day**" means any day on which TARGET is open for the settlement of payments in euro.

"**Target**" means Kabel Nordrhein-Westfalen GmbH & Co. KG.

"**Target General Partner**" means Kabel Nordrhein-Westfalen Verwaltungs GmbH.

"**Target General Partner Shares**" means 80.4% of the shares in the Target General Partner.

"**Target Limited Partnership Interests**" means 80.4% of the partnership interest in the Target.

"**Tax Reform Bill**" means the draft Tax Reductions Act (*Steuersenkungsgesetz, Drucksache 14/ 3366*) dated on or about 16 May 2000.

"**Tax Report**" means the tax report prepared by Ernst & Young, tax advisor to Callahan, in agreed form and addressed to the Agent (on behalf of the Finance Parties).

"**Taxes Act**" means the United Kingdom Income and Corporation Taxes Act 1988.

"**Term**" means, save as otherwise provided herein, in relation to any Revolving Advance, the period for which such Revolving Advance is borrowed, as specified in the Notice of Drawdown relating thereto.

"**Term Advance**" means a Term A Advance, a Term B Advance or a Term C Advance.

"**Term A Advance**" means an advance (as from time to time consolidated, divided or reduced by repayment) made or to be made by the Lenders under the Term A Facility.

"**Term B Advance**" means an advance (as from time to time consolidated, divided or reduced by repayment) made or to be made by the Lenders under the Term B Facility.

"**Term C Advance**" means an advance (as from time to time consolidated, divided or reduced by repayment) made or to be made by the Lenders under the Term C Facility.

"**Term Availability Period**" means the period from and including the date hereof to and including the earlier of (a) the day which is four years after the Closing Date and (b) the first Business Day on which the Available Term Commitment of each of the Lenders is zero.

"**Term Commitment**" means, in relation to a Lender at any time and save as otherwise provided herein, the aggregate of its Term A Commitment, its Term B Commitment and its Term C Commitment.

"**Term A Commitment**" means, in relation to a Lender at any time and save as otherwise provided herein, the amount set opposite its name under the heading "**Term A Commitment**" in Schedule 1 (*The Existing Banks and Transferees - Post Transfer*) to the Transfer and Amendment Agreement.

"**Term B Commitment**" means, in relation to a Lender at any time and save as otherwise provided herein, the amount set opposite its name under the heading "**Term B Commitment**" in Schedule 1 (*The Existing Banks and Transferees - Post Transfer*) to the Transfer and Amendment Agreement.

"**Term C Commitment**" means, in relation to a Lender at any time and save as otherwise provided herein, the amount set opposite its name under the heading "**Term C Commitment**" in Schedule 1 (*The Existing Banks and Transferees - Post Transfer*) to the Transfer and Amendment Agreement.

"**Term Facilities**" means the Term A Facility, the Term B Facility and the Term C Facility and "**Term Facility**" shall mean any one of them.

"**Term A Facility**" means the term loan facility granted to the Borrowers under sub-clause 2.1.1 of Clause 2.1 (*Grant of the Facilities*) of this Agreement.

"**Term B Facility**" means the term loan facility granted to the Borrowers under sub-clause 2.1.2 of Clause 2.1 (*Grant of the Facilities*) of this Agreement.

"**Term C Facility**" means the term loan facility granted to the Borrowers under sub-clause 2.1.3 of Clause 2.1 (*Grant of the Facilities*) of this Agreement.

"**Term Loan**" means, at any time, the aggregate of the Term A Loan, the Term B Loan and the Term C Loan at such time.

"**Term A Loan**" means, at any time, the aggregate principal amount of the outstanding Term A Advances.

"**Term B Loan**" means, at any time, the aggregate principal amount of the outstanding Term B Advances.

"**Term C Loan**" means, at any time, the aggregate principal amount of the outstanding Term C Advances.

"**Term Margin**" means, in relation to the Term Loan and subject to Clause 6.3 (*Term Margin Ratchet*), 2.50% per annum.

"**Term Repayment Date**" means each of the dates specified in Clause 11.1 (*Repayment of Term Loan*).

"**Total Commitments**" means, at any time, the aggregate of the Lenders' Commitments.

"**Transaction Documents**" means the Acquisition Documents, the Finance Documents, the High Yield Documents and the Deferred Purchase Price Agreement.

"**Transfer and Amendment Agreement**" means the transfer and amendment agreement in respect of this Agreement dated on or about 23 August 2001 between each of the parties hereto as at such date, the Original Vendor Financier and Export Development Corporation.

"**Transfer Certificate**" means a certificate substantially in the form set out in Schedule 2 (*Form of Transfer Certificate*) or the standard form from time to time of the LMA signed by a Lender and a Transferee under which:

(a) such Lender seeks to procure the transfer to such Transferee of all or a part of such Lender's rights, benefits and obligations hereunder upon and subject to the terms and conditions set out in Clause 36.3 (*Assignments and Transfers by Lenders*); and

(b) such Transferee undertakes to perform the obligations it will assume as a result of delivery of such certificate to the Agent as contemplated in Clause 36.5 (*Transfers by Lenders*).

"**Transfer Date**" means, in relation to any Transfer Certificate, the date for the making of the transfer as specified in such Transfer Certificate.

"**Transferee**" means a person to which a Lender seeks to transfer all or part of such Lender's rights, benefits and obligations under the Finance Documents.

"**Transfer Restriction Termination Date**" means 15 October 2001 or such other date as is agreed in writing by each of Callahan, Callahan Kabel BW GmbH & Co. KG. the BW Lead Arrangers and Nortel Networks UK Limited.

"**Treaty on European Union**" means the Treaty of Rome of 25 March 1957, as amended by the Single European Act 1986 and the Maastricht Treaty (which was signed at Maastricht on 7 February 1992 and came into force on 1 November 1993).

"**Treasury Transaction**" means any currency or interest purchase, cap or collar agreement, forward rate agreements, interest rate or currency future or option contract, foreign exchange or currency purchase or sale agreement, interest rate swap, currency swap or combined interest rate and currency swap agreement and any other similar agreement.

"**Unpaid Sum**" means the unpaid balance of any of the sums referred to in Clause 29.1 (*Default Interest Periods*).

"**US GAAP**" means generally accepted accounting principles in the United States of America.

"**Vendor Financier**" means:

(a) the Original Vendor Financier; or

(b) any Permitted Nortel Entity, Permitted Vendor Transferee or Permitted EADS Entity which has become a party hereto in accordance with the provisions of Clause 36.4 (*Assignments by Lenders*) or 36.5 (*Transfers by Lenders*),

and which has not ceased to be a party hereto in accordance with the terms hereof.

"**Vendor Financing**" means any Financial Indebtedness (other than any Financial Indebtedness arising under the Finance Documents) of a member of the Group to a

vendor of equipment (or its affiliate) in respect of or arising under or in connection with the supply of equipment by such vendor to a member of the Group.

"**Vendor Supply Contract**" means the Contract for Network Upgrade between the Nortel Vendors and the Target dated 13 February 2001 (as amended by the Direct Agreement), together with all schedules, exhibits and attachments to such contract and all documents delivered or executed pursuant thereto or in connection therewith.

"**Vendor Transfer Agreements**" means each of the transfer agreements dated on or about the date hereof evidencing the transfer of the EUR100 equity interests in each of the Purchaser General Partner, the Target General Partner, the Original Borrower and the Target to KDG.

1.2 **Interpretation**

Any reference in this Agreement to:

persons "**acting in concert**" comprise persons who, pursuant to an agreement or understanding (whether formal or informal), actively co-operate, through the acquisition by any of them of shares or equity interests in any other person, to obtain, consolidate or increase control of that other person;

the "**Agent**", any "**Lead Arranger**", the "**Security Agent**", any "**Hedge Counterparty**", any "**Bank**" or any "**Lender**" shall be construed so as to include it and any subsequent successors and permitted transferees and assigns in accordance with their respective interests;

a document is in "**agreed form**" if it is initialled as such on or before the Closing Date for the purposes of identification by or on behalf of the Original Borrower and the Lead Arrangers or Agent or is executed on or before the date of this Agreement by the Original Borrower and the Lead Arrangers or Agent or, if not so executed or initialled, is in form and substance reasonably satisfactory to the Agent;

in connection with an obligation of any Obligor under any Finance Document to take certain action by a certain time, such obligation shall be construed as "**capable of remedy**" if it is possible to take the relevant action within the specified remedy period;

"**connected person**" shall be construed in accordance with Section 839 of the Income and Corporation Taxes Act 1988;

"**continuing**", in relation to an Event of Default, shall be construed as a reference to an Event of Default which has not been waived in accordance with the terms hereof or remedied and, in relation to a Potential Event of Default, one which has not ceased to be a Potential Event of Default;

the "**control**" of a company or corporation shall be construed as:

(a) the power (whether by way of ownership of shares, proxy, contract, agency or otherwise) to:

(i) cast, or control the casting of, more than one-half of the maximum number of votes that might be cast at a general meeting of that company or corporation; or

(ii) appoint or remove all, or the majority, of the directors or other equivalent officers of that company or corporation (and the relevant person or persons shall be deemed to have power to make such an appointment if:

(1) an individual cannot be appointed as a director or an equivalent officer of that company or corporation without the exercise by the relevant person or persons of such power in the individual's favour; or

(2) an individual's appointment as a director or an equivalent officer of that company or corporation follows necessarily from the individual being a director or other equivalent officer of any of the relevant person or persons); or

(iii) give directions with respect to the operating and financial policies of that company or corporation which the directors or other equivalent officers of that company or corporation are obliged to comply with; or

(b) the holding of more than one-half of the issued share capital of that company or corporation (excluding any part of that issued share capital that carries no right to participate beyond a specified amount in a distribution of either profits or capital);

"**disposal**" shall be construed as any sale, lease, transfer, conveyance, assignment, licence, sub-licence or other disposal (including, without limitation, any other transaction or arrangement pursuant to which the economic or other commercial benefit of the existing and/or remaining assets of the relevant person is lost or materially diluted) and "**dispose**" shall be construed accordingly;

the "**equivalent**" on any date in one currency (the "**first currency**") of an amount denominated in another currency (the "**second currency**") is a reference to the amount of the first currency which could be purchased with the amount of the second currency at the spot rate of exchange quoted by the Agent at or about 11.00 a.m. on such date for the purchase of the first currency with the second currency;

a "**guarantee**" means any guarantee, bond, indemnity, letter of credit, or other legally binding assurance against financial loss granted by one person in respect of any indebtedness of another person, or any legally binding agreement by one person to assume any indebtedness of (or any legally binding arrangement by or under which indebtedness is assumed in respect of) any other person, or any legally binding

agreement under which two or more persons assume joint and several liability in respect of any indebtedness of any person and "**guaranteed**" shall be construed accordingly;

a "**holding company**" of a company or corporation shall be construed as a reference to any company or corporation of which the first-mentioned company or corporation is a subsidiary;

"**indebtedness**" means any obligation (whether incurred as principal or as surety) for the payment or repayment of money, whether present or future, actual or contingent;

"**insolvency proceeding**" (a) means any formal proceeding by, against or in respect of any company or corporation for its liquidation, bankruptcy, winding-up, dissolution, reorganisation, for a moratorium or similar measures affecting generally the enforcement of creditors' rights and remedies or for the appointment of a receiver, administrator, administrative receiver, trustee or similar officer in respect of it or of all or a substantial part of its assets, and (b) shall be construed so as to include any equivalent or analogous proceedings under the law of the jurisdiction in which such company or corporation is incorporated or any jurisdiction in which such company or corporation carries on business;

"**investment grade**", in relation to any person, means that such person is: (i) rated at Baa3 or above by Moody's and BBB- or above by S&P; (ii) if rated at Baa2 or Baa3 by Moody's is not on credit watch by Moody's; and (ii) if rated BBB or BBB- by S&P is not on credit watch by S&P;

a "**law**" shall be construed as any law (including common or customary law), statute, constitution, decree, judgment, treaty, regulation, directive, bye-law, order or any other legislative measure of any government, supranational, local government, statutory or regulatory body or court;

a "**month**" is a reference to a period starting on one day in a calendar month and ending on the numerically corresponding day in the next succeeding calendar month save that:

(a) if any such numerically corresponding day is not a Business Day, such period shall end on the immediately succeeding Business Day to occur in that next succeeding calendar month or, if none, it shall end on the immediately preceding Business Day; and

(b) if there is no numerically corresponding day in that next succeeding calendar month, that period shall end on the last Business Day in that next succeeding calendar month;

a "**person**" shall be construed as a reference to any person, firm, company, corporation, government, state or agency of a state or any association or partnership (whether or not having separate legal personality) of two or more of the foregoing;

"**repay**" (or any derivative form thereof) shall, subject to any contrary indication, be construed to include "**prepay**" (or, as the case may be, the corresponding derivative form thereof);

a "**subsidiary**" of a company or corporation or partnership shall be construed as a reference to any company or corporation or partnership:

(a) which is controlled, directly or indirectly, by the first-mentioned company or corporation or partnership; or

(b) more than half the issued share capital or partnership interests of which is beneficially owned, directly or indirectly, by the first-mentioned company or corporation or partnership; or

(c) which is a subsidiary of another subsidiary of the first-mentioned company or corporation or partnership

and, for these purposes, a company or corporation or partnership shall be treated as being controlled by another if that other company or corporation partnership is able to direct its affairs and/or to control the composition of its board of directors or equivalent body.

a "**successor**" shall be construed so as to include an assignee or successor in title of such party and any person who under the laws of its jurisdiction of incorporation or domicile has assumed the rights and obligations of such party under this Agreement or to which, under such laws, such rights and obligations have been transferred;

"**tax**" shall be construed so as to include any tax (which shall include, but not be limited to, corporation tax and advance corporation tax), levy, impost, duty or other charge of a similar nature (including any penalty or interest payable in connection with any failure to pay or any delay in paying any of the same);

"**VAT**" shall be construed as a reference to value added tax including any similar tax which may be imposed in place thereof from time to time; and

a "**wholly-owned subsidiary**" of a company or corporation shall be construed as a reference to any company or corporation which has no other members except that other company or corporation and that other company's or corporation's wholly-owned subsidiaries or persons acting on behalf of that other company or corporation or its wholly-owned subsidiaries.

1.3 **Currency Symbols and Definitions**

1.3.1 "**$**" and "**US Dollars**" denote the lawful currency of the United States of America and "**£**" and "**Sterling**" denote the lawful currency of the United Kingdom.

1.3.2 "**EUR**" and "**euro**" means the single currency of Participating Member States and "**euro unit**" means the currency unit of the euro.

1.4 **Agreements and Statutes**

Any reference in this Agreement to:

1.4.1 this Agreement or any other agreement or document (save as otherwise indicated) shall be construed as a reference to this Agreement or, as the case may be, such other agreement or document as the same may have been, or may from time to time be, amended, varied, novated or supplemented; and

1.4.2 a statute or treaty shall be construed as a reference to such statute or treaty as the same may have been, or may from time to time be, amended or, in the case of a statute, re-enacted.

1.5 **Headings**

Clause and Schedule headings are for ease of reference only.

1.6 **Time**

Any reference in this Agreement to a time of day shall, unless a contrary indication appears, be a reference to London time.

1.7 **Third Party Rights**

A person who is not a party to this Agreement has no right under the Contracts (Rights of Third Parties) Act 1999 to enforce or enjoy the benefit of any term of this Agreement.

1.8 **Decisions of an Instructing Group, Cure Rights Instructing Group and Super Instructing Group**

In determining an Instructing Group, Cure Rights Instructing Group or Super Instructing Group for the purpose of a decision or determination (a "**Decision**") to be made by such Instructing Group, Cure Rights Instructing Group or Super Instructing Group under any of the Finance Documents a Lender may, from time to time, notionally split its Commitment or portion of the Loan into separate percentage amounts (each a "**Percentage Amount**") which in aggregate equal: (i) each of the Percentage Amounts of its Commitment or portion of the Loan which it has sub-participated and in respect of which sub-participation it is permitted in accordance with Clause 36.11 (*Sub-Participations by Lenders*) to restrict the way it exercises its voting rights; and (ii) the Percentage Amount of its Commitment or portion of the Loan which it has not sub-participated in accordance with paragraph (i) above. A Lender may instruct the Agent to take into account each Percentage Amount as if it were a separate commitment or portion of the Loan in making any Decision and in relation to any Decision, a Lender may instruct the Agent differently in respect of each Percentage Amount.

2. **THE FACILITIES**

2.1 **Grant of the Facilities**

The Lenders grant to the Borrowers, upon the terms and subject to the conditions hereof:

2.1.1 a multicurrency term loan facility in an aggregate amount of up to EUR2,175,000,000 or its equivalent from time to time in Optional Currencies (the "**Term A Facility**");

2.1.2 a multicurrency term loan facility in an aggregate amount of up to EUR400,000,000 or its equivalent from time to time in Optional Currencies (the "**Term B Facility**");

2.1.3 a euro term loan facility in an aggregate amount of up to EUR125,000,000 (the "**Term C Facility**"); and

2.1.4 a multicurrency revolving loan facility in an aggregate amount of up to EUR200,000,000 or its equivalent from time to time in Optional Currencies (the "**Revolving Facility**").

2.2 **Purpose and Application**

2.2.1 The Term A Facility is intended for the purpose of:

(a) financing a portion of the purchase price of the Target Limited Partnership Interests and the Target General Partner Shares;

(b) financing the Acquisition Costs;

(c) financing Permitted Payments; and

(d) financing the general working capital requirements, Capital Expenditure and operating losses of the Group and for other general corporate purposes of the Group.

2.2.2 The Term B Facility is intended for the purpose of financing any Investments permitted by paragraph (a) of the definition of Permitted Acquisitions.

2.2.3 The Term C Facility is intended for the purpose of:

(a) financing the general working capital requirements, Capital Expenditure and operating losses of the Group and for other general corporate purposes of the Group; and

(b) financing Permitted Payments.

2.2.4 The Revolving Facility is intended for general corporate purposes including, without limitation, financing the general working capital requirements, Capital Expenditure and operating losses of the Group and Permitted Payments.

2.2.5 Accordingly, each Borrower shall so apply all amounts raised by it hereunder and none of the Finance Parties shall be obliged to concern themselves with such application.

2.3 **Conditions Precedent**

Save as the Lenders may otherwise agree, notwithstanding any other provision in this Agreement, the obligations of each Lender to make its Commitments available are subject to the condition precedent that the Agent has confirmed to the Original Borrower and the Lenders that it has received all of the documents and other evidence listed in Schedule 11 (*Conditions Precedent*) and that each is, in form and substance, satisfactory to the Agent.

2.4 **Conditions Subsequent**

The Original Borrower shall procure that (i) the Agent receives all of the documents and other evidence listed in Schedule 12 (*Conditions Subsequent*) on the date set out therein and that each is, in form and substance, satisfactory to the Agent and (ii) the Pushdown Event occurs on or prior to 31 July 2000.

2.5 **Several Obligations**

The obligations of each Bank are several and the failure by a Bank to perform its obligations hereunder shall not affect the obligations of an Obligor towards any other party hereto nor shall any other party be liable for the failure by such Bank to perform its obligations hereunder.

2.6 **Several Rights**

The rights of each Finance Party are several and any debt arising hereunder at any time from an Obligor to any Finance Party hereto shall be a separate and independent debt. Each such party shall be entitled to protect and enforce its individual rights arising out of this Agreement independently of any other party (so that it shall not be necessary for any party hereto to be joined as an additional party in any proceedings for this purpose).

2.7 **Lenders' Several Obligations**

The obligations of each Lender are several and the failure by a Lender to perform its obligations hereunder shall not affect the obligations of an Obligor towards any other party hereto nor shall any other party be liable for the failure by such Lender to perform its obligations hereunder.

3. **UTILISATION OF THE TERM FACILITIES**

3.1 **Drawdown Conditions for the Term Facilities**

A Term Advance will be made available by the Lenders to a Borrower if:

3.1.1 no later than 10.00 a.m. three Business Days before the proposed date for the making of such Term Advance, the Agent has received a completed Notice of Drawdown from such Borrower;

3.1.2 (unless the Original Borrower and the Lenders otherwise agree) in the case of a Term Advance (other than the Initial Term Advance), the interest rate applicable to such Term Advance during its first Interest Period would not fall to be determined pursuant to Clause 9.1 (*Market Disruption*);

3.1.3 the proposed Original Euro Amount of such Term Advance is (a) in the case of a Term A Advance (i) (if less than the Available Term A Facility) in a minimum amount of EUR50,000,000 or (ii) equal to the amount of the Available Term A Facility and (b) in the case of a Term B Advance (i) (if less than the Available Term B Facility) EUR20,000,000 or (ii) equal to the amount of the Available Term B Facility;

3.1.4 in the case of a Term Advance (other than the Initial Term Advance) the Borrower is either the Target or an Additional Borrower, on or after the Merger Date, the Original Borrower;

3.1.5 the conditions set out in sub-clause 3.5.1 (*Availability Tests Applicable to any Advance*) and sub-clause 3.5.2 (*Availability Test Applicable to Term C Facility*) are satisfied;

3.1.6 in the case of the Initial Term Advance, the Notice of Drawdown specifies that the proceeds of the proposed drawdown are to be paid to the Escrow Account;

3.1.7 there would not, immediately upon the making of such Term Advance, be more than twenty Advances outstanding;

3.1.8 the proposed date for the making of such Term Advance is a Business Day falling within the Term Availability Period; and

3.1.9 subject to the provisions of Clause 3.4 (*Initial Term Advance*) on and as of the proposed date for the making of such Term Advance (a) no Event of Default or Potential Event of Default is continuing or would occur as a result of the making of such Term Advance and (b) the Repeated Representations are true (before and immediately after the making of such Term Advance) by reference to the facts and circumstances then existing.

3.2 **Each Lender's Participation in Term Advances**

3.2.1 Each Lender (other than the Vendor Financiers) will participate through its relevant Lending Office in each Term Advance (other than any Term C Advance) made in the proportion borne by its relevant Available Term Commitment to the relevant Available Term Facility immediately prior to the making of that Term Advance;

3.2.2 Each Vendor Financier will participate through its Lending Office in each Term C Advance made in the proportion borne by its Available Term C Commitment to the Available Term C Facility immediately prior to the making of that Term C Advance.

3.3 **Reduction of Available Term Commitment**

If a Lender's relevant Available Term Commitment is reduced in accordance with the terms hereof after the Agent has received the Notice of Drawdown for a Term Advance pursuant to this Clause 3 and such reduction was not taken into account in calculating the relevant Available Term Facility, then both the Original Euro Amount and the amount of that Term Advance shall be reduced accordingly.

3.4 **Initial Term Advance**

To ensure that the Original Borrower has resources available to fulfil its obligations in respect of the Initial Acquisition, the Lenders agree that (without prejudice to Clause 25.25 (*Acquisition Period*)) in relation to the Initial Term Advance requested to be made during the Acquisition Period:

3.4.1 sub-clause 3.1.9(a) of Clause 3.1 (*Drawdown Conditions for the Term Facilities*) shall only apply if a Major Event of Default has occurred which is continuing; and

3.4.2 sub-clause 3.1.9(b) of Clause 3.1 (*Drawdown Conditions for the Term Facilities*) shall only apply to the Major Representations.

3.5 **Availability Tests**

3.5.1 *Availability Test Applicable to any Advance*: An Advance will only be made available by the Lenders to a Borrower if the ratio of Total Senior Debt to Annualised EBITDA in respect of the Relevant Period ending on the most recent Quarter Date for which financial statements have been delivered pursuant

to Clause 21.2 (*Quarterly Statements*) (as determined by reference to such financial statements and/or Compliance Certificate delivered pursuant to Clause 21 (*Financial Information*) or, if available pursuant to Clause 23.4 (*Auditor's Verification*), the relevant auditor's report or independent firm of accountant's certificate, verifying such financial statements and/or Compliance Certificate) prior to the date of delivery of the relevant Notice of Drawdown is not greater than the ratio set out in column 2 below opposite the relevant Quarter Date, such ratio to be calculated on the basis that the amount of Total Senior Debt is adjusted to take account of the proposed Advance and any other changes to Total Senior Debt which will occur on or before the date of the proposed Advance.

Column 1 **Quarter Date**	**Column 2** **Total Senior Debt to Annualised EBITDA**
Quarter Date from the Closing Date to and including 30 September 2001	8.75:1.00
31 December 2001, 31 March 2002, 30 June 2002 and 30 September 2002	8.50:1.00
31 December 2002	8.25:1.00
31 March 2003	7.50:1.00
30 June 2003	6.50:1.00
30 September 2003	6.00:1.00
31 December 2003	5.50:1.00
31 March 2004	5.00:1.00
30 June 2004	4.50:1.00
30 September 2004	4.25:1.00
31 December 2004	3.75:1.00
31 March 2005	3.25:1.00
30 June 2005 and each Quarter Date thereafter	3.00:1.00

provided that during the period beginning on the date hereof and ending on the date which falls thirty months after the date hereof, the Term A Facility and the Term C Facility may be drawn down in an aggregate amount up to the Minimum Amount without having to satisfy the above test.

In this Clause 3.5.1, save as the context otherwise requires and save as otherwise defined in Clause 1.1 (*Definitions*), capitalised terms shall have the meaning given to them in Clause 23 (*Financial Condition*). In addition thereto:

"**Minimum Amount**" means EUR1,400,000,000.

3.5.2 *Availability Test Applicable to Term C Facility*:

(a) In respect of any proposed drawdown of the Facilities (other than in the case of a Rollover Advance or a Term B Advance) on or after the Effective Date, the Original Borrower shall ensure that the Facilities are drawn down so that a Term C Advance is made in an amount which ensures that immediately

following such drawdown the proportion which the Term C Loan bears to the Adjusted Loan equals the Vendor Facility Proportion **provided that** if:

(i) on the date of the proposed drawdown the amount of the Equipment Value less the aggregate amount of all the outstanding Term C Advances is less than the amount which would be the Vendor Facility Proportion of the Adjusted Loan immediately following such drawdown, then (subject to paragraph (ii) below) a Term C Advance shall be made in such amount (if any) which equals such Equipment Value less the aggregate amount of all the outstanding Term C Advances **provided further that** on each subsequent drawdown of the Facilities (other than in the case of a Rollover Advance or a Term B Advance), a Term C Advance shall be made in an amount which is the lower of:

(aa) such amount (if any) which equals the Equipment Value less the aggregate amount of all the outstanding Term C Advances; and

(bb) such amount which ensures that following such drawdown, the proportion of the Term C Loan to the Adjusted Loan equals the Vendor Facility Proportion,

and

(ii) the amount of the Term C Advance as determined in accordance with paragraph (a) of this sub-clause 3.5.2 would, save for this paragraph (a)(ii), be greater than the Available Term C Facility, then the amount of the Term C Advance shall be equal to the Available Term C Facility.

(b) For the avoidance of doubt, the aggregate of Term C Advances made under this Agreement shall not in any event exceed 100% of the Equipment Value less the amount of any reduction of the Term C Facility (in accordance with the terms of this Agreement) and any repayment or prepayment of the Term C Loan (in accordance with the terms of this Agreement).

In this Clause 3.5.2, capitalised terms shall have the meaning given to them in Clause 1.1 (*Definitions*), and in addition:

"**Adjusted Loan**" means the Loan less the aggregate principal amount of the Initial Term Advance which is outstanding.

"**Equipment Value**" means, on the date of any drawdown, the aggregate value (without double counting) of:

(i) equipment and services (paid for or for which payment is due and not yet paid) supplied by Nortel Networks Germany GmbH & Co. KG or any of its affiliates (to which Nortel Networks Germany GmbH & Co. KG has assigned or transferred any of its obligations under the Vendor Supply Contract) to the Target or any other member of the Group under the Vendor Supply Contract and in respect of which an invoice has been issued; and

(ii) equipment and services (paid for or for which payment is due and not yet paid) which has in accordance with the Vendor Supply Contract been specified in a financing summary attached to an invoice delivered under the Vendor Supply Contract which sets out the invoice amount of the equipment and services the value of which will be included in the determination of the amount of any vendor financing under the Term C Facility.

"Non-Vendor Facilities" means the Facilities (other than the Term C Facility).

"Vendor Facility Proportion" means C divided by the sum obtained by deducting A from B.

For the purpose of the definition of **"Vendor Facility Proportion"** above, **"A"** means the amount of the Initial Term Advance being EUR 927,500,000, **"B"** means the aggregate amount of the Facilities at any time and **"C"** means the amount of the Term C Facility at any time.

4. **MULTICURRENCY OPTION**

4.1 **Borrower's Request for Optional Currency**

The Borrower to which a Term Advance (other than a Term C Advance) has been or is to be made may, no later than 10.00 a.m. three Business Days before the first day of an Interest Period, request (by notice to the Agent) that any Term Advance other than a Term C Advance be denominated in any Optional Currency during such Interest Period, in which event such Term Advance shall, subject to Clause 4.2 (*Conditions for Denominating a Term Advance in an Optional Currency*), be denominated in such Optional Currency. If the relevant Borrower does not make such a request, such Term Advance shall be denominated in the currency in which it was denominated during the preceding Interest Period.

4.2 **Conditions for Denominating a Term Advance in an Optional Currency**

If a Term Advance is to be denominated in an Optional Currency during any Interest Period relating thereto, but:

4.2.1 no later than 11.00 a.m. on the Quotation Date for such Interest Period, the Agent notifies the relevant Borrower and the Lenders that the Agent is of the opinion that it is not feasible for such Term Advance to be made in such Optional Currency; or

4.2.2 to give effect to such request would cause the Loan to be denominated in more than three Optional Currencies,

the Agent shall notify the relevant Borrower and the Lenders and such Term Advance shall be denominated in the currency in which it was denominated during the preceding Interest Period **provided that** if such currency is an Optional Currency and either (i) the Agent is of the opinion that it is not feasible for such Term Advance to be made in such Optional Currency or (ii) to so denominate it would cause the Term Loan to be denominated in more than three Optional Currencies, the Agent shall notify the relevant

Borrower and the Lenders and such Term Advance shall be denominated in euro, in an amount equal to the Original Euro Amount.

4.3 **Amounts of Advances**

Subject to Clause 4.5 (*Same Currency*), the amount of a Term Advance during an Interest Period relating thereto (in determining which, it shall be assumed that any part of such Term Advance falling to be repaid on or before the last day of the preceding Interest Period, if any, relating thereto is duly repaid) shall be:

4.3.1 the Euro Amount of such Term Advance if such Term Advance is to be denominated in euro during such Interest Period; or

4.3.2 if such Term Advance is to be denominated in an Optional Currency, the amount of such Optional Currency which could be purchased with the Euro Amount of such Term Advance at the spot rate of exchange quoted by the Agent at or about 11.00 a.m. on the third Business Day preceding the first day of such Interest Period for the purchase of such Optional Currency with euro.

4.4 **Currency Change**

If a Term Advance is to be denominated in different currencies during two successive Interest Periods, then, on the last day of the first of those Interest Periods:

4.4.1 each Lender shall pay an amount equal to its portion of the New Amount of such Term Advance to the Agent, who shall hold the same on behalf of such Lender;

4.4.2 the Agent shall:

(a) apply the amount so made available to it by each Lender in or towards the purchase of such Lender's portion of the Existing Amount of such Term Advance and pay the amount so purchased to such Lender; and

(b) pay any portion of the amount made available to it by the Lenders and not applied in accordance with sub-clause 4.4.2(a) to the relevant Borrower or, if an Event of Default shall have occurred and the Agent or an Instructing Group so determines, to the Lenders, any amount so paid to the Lenders being treated as if it were a prepayment made by the relevant Borrower under Clause 14.3 (*Prepayment of the Term Loan*); and

4.4.3 the relevant Borrower shall pay to the Agent for the account of each Lender a sum equal to the amount (if any) by which such Lender's share of the Existing Amount of such Term Advance exceeds the portion thereof purchased by the Agent pursuant to sub-clause 4.4.2(a).

4.5 **Same Currency**

If a Term Advance is to be denominated in the same Optional Currency during two successive Interest Periods and there is any difference between the Existing Amount of such Term Advance and its New Amount, then, on the last day of the first of those Interest Periods:

4.5.1 if the Existing Amount of such Term Advance exceeds its New Amount, the relevant Borrower shall pay to the Agent for the account of the Lenders an amount equal to the amount of such excess; or

4.5.2 if the New Amount of such Term Advance exceeds its Existing Amount:

(a) each Lender shall pay to the Agent for the account of the relevant Borrower an amount equal to its portion of the amount of such excess; or

(b) if an Event of Default shall have occurred and the Agent or an Instructing Group so determines, no such payments shall be made and a sum equal to the aggregate amount which would have been so payable shall be treated as having been prepaid by the relevant Borrower under Clause 14.3 (*Prepayment of the Term Loan*),

provided that if a Term Advance is to be denominated in the same Optional Currency during two successive Interest Periods and the amount of such Term Advance, calculated in accordance with sub-clause 4.3.2 of Clause 4.3 (*Amounts of Advances*), is no more than 5 per cent. higher or lower than its Existing Amount, its New Amount shall be its Existing Amount.

5. **INTEREST PERIODS FOR TERM ADVANCES**

5.1 **Interest Periods**

The period for which a Term Advance is outstanding shall be divided into successive periods each of which (other than the first, which shall begin on the day such Term Advance is made) shall start on the last day of the preceding Interest Period.

5.2 **Duration**

The duration of each Interest Period shall, save as otherwise provided herein, be one, two, three or six months, in each case as the Borrower to which such Term Advance is made (or the Original Borrower) may by no later than 10.00 a.m. three Business Days' prior notice to the Agent select (or such other period as may be agreed between the Original Borrower and the Lenders) **provided that**:

5.2.1 if such Borrower fails to give such notice of its selection in relation to an Interest Period, the duration of that Interest Period shall, subject to sub-clauses 5.2.2 and 5.2.3, be three months;

5.2.2 to the extent necessary to ensure at any time Advances (in an aggregate amount not less than the amount of the next scheduled repayment of principal hereunder) have applicable Interest Periods expiring on the relevant scheduled Term Repayment Date or Final Maturity Date, any Interest Period which would otherwise end during the month preceding, or extend beyond, such Term Repayment Date or Final Maturity Date as applicable shall be of such duration that it shall end on that Term Repayment Date or Final Maturity Date; and

5.2.3 prior to the Syndication Date, Interest Periods shall be one month (or, if less, such duration necessary to end on the Syndication Date) or such other period as the Lead Arrangers and the Original Borrower may agree.

5.3 **Consolidation of Term Advances**

If two or more Interest Periods relating to Term Advances under the same Term Facility denominated in the same currency and made to the same Borrower end at the same time, then, on the last day of those Interest Periods, the Term Advances to which they relate shall be consolidated into and treated as a single Term Advance.

5.4 **Division of Term Advances**

The Borrower to which a Term Advance is made may, by giving notice to the Agent no later than 10.00 a.m. three Business Days' before the proposed date of division, direct that such Term Advance shall, at the beginning of any Interest Period relating thereto, be divided into (and thereafter, save as otherwise provided herein, treated in all respects as) two or more Term Advances having such Original Euro Amounts (in aggregate, equalling the Euro Amount of the Term Advance being so divided) as shall be specified by such Borrower in such notice, **provided that** such Borrower shall not be entitled to make such a direction if:

5.4.1 as a result of so doing, there would be more than twenty outstanding Advances; or

5.4.2 any Term Advance thereby coming into existence would have a Euro Amount of less than EUR50,000,000.

5.5 **Consolidated and Divided Term Advances**

For the purpose of Clause 4 (*Multicurrency Option*), a Term Advance which comes into existence upon the consolidation of two or more existing Term Advances or the division of an existing Term Advance shall be treated as having existed prior to the date on which it comes into existence and:

5.5.1 in the case of a consolidated Term Advance, having an amount equal to the aggregate of the amounts of the Term Advances so consolidated; and

5.5.2 in the case of a divided Term Advance, having an amount equal to the portion of the Term Advance so divided which bears the same proportion to the amount of the Term Advance so divided as the Euro Amount of the Term Advance coming into existence bears to the Euro Amount of the Term Advance so divided.

6. **PAYMENT AND CALCULATION OF INTEREST ON TERM ADVANCES**

6.1 **Payment of Interest**

On the last day of each Interest Period relating to a Term Advance (and, if such Interest Period exceeds six months, on the expiry of each period of six months during that Interest Period) the Borrower to which such Term Advance has been made shall pay accrued interest on the Term Advance to which such Interest Period relates.

6.2 **Calculation of Interest**

The rate of interest applicable to a Term Advance from time to time during an Interest Period relating thereto shall be the percentage rate per annum which is the aggregate of the applicable:

6.2.1 Term Margin;

6.2.2 LIBOR; and

6.2.3 Associated Cost Rate (if any) in respect thereof at such time.

6.3 **Term Margin Ratchet**

6.3.1 Subject to sub-clause 6.3.3, if the ratio of Total Debt to Annualised EBITDA in respect of the most recent Relevant Period (as defined in Clause 23 (*Financial Condition*)) is within the range set out in column 1 of the margin grid table set out below, then the Term Margin shall be the percentage per annum set out opposite such range in column 2.

Margin Grid Table

Column 1 **Total Debt to Annualised EBITDA**	**Column 2** **Term Margin** **%**
Greater than or equal to 6.50:1	2.50
Less than 6.50:1 but greater than or equal to 6.00:1	2.00
Less than 6.00:1 but greater than or equal to 5.00:1	1.75
Less than 5.00:1 but greater than or equal to 4.00:1	1.50
Less than 4.00:1 but greater than or equal to 3.00:1	1.00
Less than 3.00:1	0.75

6.3.2 Any revised Term Margin provided for in sub-clause 6.3.1 shall take effect in relation to any Term Advance on the day immediately following receipt by the Agent of (a) quarterly financial statements of the Group in accordance with Clause 21.2 (*Quarterly Statements*) for such Relevant Period and (b) a Compliance Certificate for such Relevant Period pursuant to Clause 21.4 (*Compliance Certificates*). In the event that the Borrower to which a Term Advance has been made, makes an interest payment in excess of the amount of interest which is due following the coming into effect of any revised Term Margin, then **provided that** there is no Event of Default which is continuing, the Agent shall as soon as reasonably practicable after becoming aware of the excess payment, refund the excess to the relevant Borrower.

6.3.3 If:

(i) the Term Margin has been reduced on the basis of quarterly financial statements of the Original Borrower delivered in accordance with Clause 21.2 (*Quarterly Statements*) and the accompanying Compliance Certificate;

(ii) in accordance with Clause 23.4 (*Auditor's Verification*) either the Agent has requested the auditors to report on the figures contained in such

quarterly statements and/or Compliance Certificate or has appointed an independent firm of accountants to investigate such figures and/or Compliance Certificate; and

(iii) the auditor's report or the independent firm of accountant's certificate (as the case may be) show that the reduction should not have been made,

then:

(a) the said reduction shall be cancelled with immediate effect for each Term Advance;

(b) the relevant Borrowers shall make payments to the Agent at the end of the current Interest Period as if such reduction had not applied for such period and on the basis that the Margin which applies during such period is the Margin demonstrated to be applicable by the auditor's reports or the independent firm of accountant's certificate (as the case may be); and

(c) at the end of the current Interest Period, the relevant Borrowers shall pay interest on the amount of any interest that would have been payable earlier if the Margin had been that which the auditor's report or the independent firm of accountant's certificate has shown to be applicable, as though such amount of interest was an Advance outstanding hereunder (but for the avoidance of doubt not as though such amount of interest was an Unpaid Sum and subject to the provisions of Clause 29.2 (*Default Interest*)).

6.3.4 Any revised Term Margin provided for in sub-clause 6.3.1 will cease and shall be suspended (but will be reinstated upon the remedy or waiver of the relevant event in accordance with the following provisions) upon the occurrence or existence of an Event of Default for so long as the Event of Default is continuing and for such time the Term Margin shall be 2.50% per annum. In addition the provisions of Clause 29.2 (*Default Interest*) shall apply in respect of any Unpaid Sum.

6.3.5 The Term Margin applicable upon the occurrence or existence of an Event of Default shall apply from the date on which an Event of Default has occurred or come into existence until the date such Event of Default is no longer continuing.

7. UTILISATION OF THE REVOLVING FACILITY

7.1 Drawdown Conditions for the Revolving Facility

A Revolving Advance will be made by the Lenders to the Target or an Additional Borrower at the Target's or such Additional Borrower's request (as applicable) if:

7.1.1 no later than 10.00 a.m. three Business Days before the proposed date for the making of such Revolving Advance, the Agent has received a completed Notice of Drawdown from such Borrower;

7.1.2 the proposed date for the making of such Revolving Advance is a Business Day falling on or before the Revolving Termination Date;

7.1.3 the proposed date for the making of such Revolving Advance is not less than two Business Days after the date upon which the previous Revolving Advance (if any) was made;

7.1.4 the proposed Original Euro Amount of such Revolving Advance is (a) (if less than the Available Revolving Facility) an amount not less than EUR20,000,000 or (b) equal to the amount of the Available Revolving Facility;

7.1.5 the conditions set out in sub-clause 3.5.1 (*Availability Test Applicable to any Advance*) and sub-clause 3.5.2 (*Availability Test Applicable to Term C Facility*) are satisfied;

7.1.6 the proposed Term of the Revolving Advance requested is a period of one, two, three or six months or such other period as the Lenders may agree (**provided that** prior to the Syndication Date only periods of one month (or, if less, such duration necessary to ensure that such Term shall end on the Syndication Date) may be chosen or such other period as the Lead Arrangers and the Original Borrower may agree) in each case ending on or before the Final Maturity Date;

7.1.7 (save in relation to a Rollover Advance) neither of the events mentioned in sub-clauses 9.1.1 and 9.1.2 of Clause 9.1 (*Market Disruption*) shall have occurred (unless the Original Borrower and the Lenders otherwise agree);

7.1.8 there would not, immediately after the making of such Revolving Advance, be more than twenty Advances outstanding; and

7.1.9 on and as of the proposed date for the making of such Revolving Advance, (a) no Event of Default or (save in relation to a Rollover Advance) Potential Event of Default is continuing or would occur as a result of the making of such Revolving Advance and (b) the Repeated Representations are true (before and immediately after the making of such Revolving Advance) by reference to the facts and circumstances then subsisting,

then, save as otherwise provided herein, such Revolving Advance will be made in accordance with the provisions hereof.

7.2 **Conditions for Drawing a Revolving Advance in an Optional Currency**

If the Borrower requests that a Revolving Advance under the Revolving Facility be denominated in an Optional Currency but:

7.2.1 no later than 11.00 a.m. on the Quotation Date for such Revolving Advance, the Agent notifies the Borrower and the Lenders that the Agent is of the opinion (acting reasonably) that it is not feasible for such Revolving Advance to be denominated in such Optional Currency; or

7.2.2 to give effect to such request would cause the Loan to be denominated in more than three Optional Currencies,

the Agent shall notify the Borrower and the Lenders and such Revolving Advance shall be denominated in euro.

7.3 **Each Lender's Participation in Revolving Advances**

Each Lender (other than the Vendor Financiers) will participate through its relevant Lending Office in each Revolving Advance made pursuant to this Clause 7 (*Utilisation of the Revolving Facility*) in the proportion borne by its Available Revolving Commitment to the Available Revolving Facility immediately prior to the making of that Revolving Advance.

7.4 **Reduction of Available Revolving Commitment**

If a Lender's Revolving Commitment is reduced in accordance with the terms hereof after the Agent has received the Notice of Drawdown for a Revolving Advance pursuant to this Clause 7 (*Utilisation of the Revolving Facility*) and such reduction was not taken into account in the Available Revolving Facility, then both the Original Euro Amount and the amount of that Revolving Advance shall be reduced accordingly.

8. **PAYMENT AND CALCULATION OF INTEREST ON REVOLVING ADVANCES**

8.1 **Payment of Interest**

On the Repayment Date relating to each Revolving Advance (and, if the Term of such Revolving Advance exceeds six months, on the expiry of each period of six months during such Term) the Borrower to which such Revolving Advance has been made shall pay accrued interest on that Revolving Advance.

8.2 **Calculation of Interest**

The rate of interest applicable to a Revolving Advance from time to time during its Term shall be the percentage rate per annum which is the aggregate of the applicable:

8.2.1 Revolving Margin;

8.2.2 LIBOR; and

8.2.3 Associated Cost Rate (if any) in respect thereof at such time.

8.3 **Revolving Margin Ratchet**

8.3.1 Subject to sub-clause 8.3.3, if the ratio of Total Debt to Annualised EBITDA in respect of the most recent Relevant Period (as defined in Clause 23 (*Financial Condition*)) is within the range set out in column 1 of the margin grid table set out below, then the Revolving Margin shall be the percentage per annum set out opposite such range in column 2 of such table.

Margin Grid Table

Column 1 **Total Debt to Annualised EBITDA**	**Column 2** **Revolving Margin** **%**
Greater than or equal to 6.50:1	2.50
Less than 6.50:1 but greater than or equal to 6.00:1	2.00
Less than 6.00:1 but greater than or equal to 5.00:1	1.75
Less than 5.00:1 but greater than or equal to 4.00:1	1.50

Less than 4.00:1 but greater than or equal to 3.00:1	1.00
Less than 3.00:1	0.75

8.3.2 Any revised Revolving Margin provided for in sub-clause 8.3.1 shall take effect in relation to any Revolving Advance on the day immediately following receipt by the Agent of (a) quarterly financial statements of the Original Borrower in accordance with Clause 21.2 (*Quarterly Statements*) for such Relevant Period and (b) a Compliance Certificate for such Relevant Period pursuant to Clause 21.4 (*Compliance Certificates*). In the event that the Borrower to which a Revolving Advance has been made, makes an interest payment in excess of the amount of interest which is due following the coming into effect of any revised Revolving Margin, then **provided that** there is no Event of Default which is continuing, the Agent shall as soon as reasonably practicable after becoming aware of the excess payment, refund the excess to the relevant Borrower.

8.3.3 If:

(i) the Revolving Margin has been reduced on the basis of quarterly financial statements of the Original Borrower delivered in accordance with Clause 21.2 (*Quarterly Statements*) and the accompanying Compliance Certificate;

(ii) in accordance with Clause 23.4 (*Auditor's Verification*) either the Agent has requested the auditors to report on the figures contained in such quarterly statements and/or Compliance Certificate or has appointed an independent firm of accountants to investigate such figures and/or Compliance Certificate; and

(iii) the auditor's report or the independent firm of accountant's certificate (as the case may be) show that the reduction should not have been made

then:

(a) the said reduction shall be cancelled with immediate effect for each Revolving Advance and Term;

(b) the relevant Borrowers shall make payments to the Agent at the end of the current Interest Period as if such reduction had not applied for such period and on the basis that the Margin which applies during such period is the Margin demonstrated to be applicable by the auditor's reports or the independent firm of accountant's certificate (as the case may be); and

(c) at the end of the current Interest Period, the relevant Borrowers shall pay interest on the amount of any interest that would have been payable earlier if the Margin had been that which the auditor's report or the independent firm of accountant's certificate has shown to be applicable, as though such amount of interest was an Advance outstanding hereunder (but for the

avoidance of doubt not as though such amount of interest was an Unpaid Sum and subject to the provisions of Clause 29.2 (*Default Interest*)).

8.3.4 Any Revolving Margin provided for in sub-clause 8.3.1 will cease and shall be suspended upon the occurrence or existence of an Event of Default for so long as the Event of Default is continuing and the Revolving Margin for such time shall be 2.50% per annum. In addition the provisions of Clause 29.2 (Default Interest) shall apply in respect of any Unpaid Sum.

8.3.5 The Revolving Margin applicable upon the occurrence or existence of an Event of Default shall apply from the date on which an Event of Default has occurred or come into existence until the date such Event of Default is no longer continuing.

9. MARKET DISRUPTION AND ALTERNATIVE INTEREST RATES

9.1 Market Disruption

If, in relation to any Advance or Unpaid Sum:

9.1.1 LIBOR is to be determined by reference to Reference Banks and at or about 11.00 a.m. on the Quotation Date for the relevant Interest Period or Term, none or only one of the Reference Banks supplies a rate for the purpose of determining LIBOR, for the relevant Interest Period or Term; or

9.1.2 before the close of business in London on the Quotation Date for such Advance or Unpaid Sum the Agent has been notified by a Lender or each of a group of Lenders to whom in aggregate fifty per cent. or more of such Advance or Unpaid Sum is owed (or, in the case of an undrawn Advance, if made, would be owed) that the LIBOR rate does not accurately reflect the cost of funding its participation in such Advance or Unpaid Sum,

then, the Agent shall notify the Original Borrower, the relevant Borrower and the Lenders of such event and, notwithstanding anything to the contrary in this Agreement, Clause 9.2 (*Substitute Interest Period and Interest Rate*) shall apply to such Advance (if it is the Initial Term Advance, a Term Advance which is already outstanding or a Rollover Advance) or Unpaid Sum. If sub-clause 9.1.1 or 9.1.2 of Clause 9.1 (*Market Disruption*) applies to a proposed Advance (other than a Rollover Advance), such Advance shall not be made (unless the Original Borrower and the Lenders otherwise agree) **provided that** nothing in this Clause 9.1 (*Market Disruption*) shall prevent the making of the Initial Term Advance.

9.2 Substitute Interest Period and Interest Rate

If sub-clause 9.1.1 of Clause 9.1 (*Market Disruption*) applies to an Advance, the duration of the relevant Interest Period or Term shall be one month, or less, such that it shall end on the Final Maturity Date (in the case of a Rollover Advance) or the provisions of Clause 5.2.2 are complied with (in the case of a Term Advance). If either sub-clause 9.1.1 or 9.1.2 of Clause 9.1 (*Market Disruption*) applies to an Advance or Unpaid Sum, the rate of interest applicable to such Advance or Unpaid Sum during the relevant Interest Period or Term shall (subject to any agreement reached pursuant to Clause 9.3 (*Alternative Rate*)) be the rate per annum which is the sum of:

9.2.1 the applicable Margin at such time;

9.2.2 the Associated Costs Rate in respect thereof at such time; and

9.2.3 the rate per annum notified to the Agent by each Lender before the last day of such Interest Period or Term to be that which expresses as a percentage rate per annum the cost to such Lender of funding from whatever sources it may select its portion of such Advance or Unpaid Sum during such Interest Period or Term.

9.3 **Alternative Rate**

If:

9.3.1 either of those events mentioned in sub-clauses 9.1.1 and 9.1.2 of Clause 9.1 (*Market Disruption*) occurs in relation to an Advance or Unpaid Sum; or

9.3.2 by reason of circumstances affecting the London Interbank Market during any period of three consecutive Business Days LIBOR is not available for euro or an Optional Currency to prime banks in the London Interbank Market,

then, in any such case, if the Agent or the Original Borrower so requires, the Agent and the Original Borrower shall enter into negotiations in good faith with a view to agreeing an alternative basis:

(a) for determining the rates of interest from time to time applicable to the Advances and Unpaid Sums; and/or

(b) upon which the Advances and Unpaid Sums may be maintained (whether in euro or some other currency) thereafter,

and any such alternative basis that is agreed shall take effect in accordance with its terms and be binding on each party hereto, **provided that** the Agent may not agree any such alternative basis without the prior consent of each Lender.

10. **NOTIFICATION**

10.1 **Advances**

Not later than 4.00 p.m. three Business Days before the first day of an Interest Period or Term, the Agent shall notify each Lender of the Facility that is to be utilised, the name of the Borrower, the proposed Euro Amount of the relevant Advance, the proposed length of the relevant Interest Period or Term, whether or not such Advance is to be denominated in an Optional Currency (and, if so, the amount of such Advance in the relevant Optional Currency) and the aggregate principal amount of the relevant Advance allocated to such Lender pursuant to this Agreement.

10.2 **Interest Rate Determination**

The Agent shall promptly notify the relevant Borrower and the Lenders of each determination of LIBOR, the Margin and the Associated Costs Rate. Without prejudice to Clause 41.1 (*Communications in writing*), such notification may be made by the Agent by e-mail to the relevant Borrower and Lenders where such relevant Borrower and Lender, as appropriate, has expressly agreed, by written notice to the Agent, to receive such notification by e-mail and has informed the Agent of an e-mail address pursuant to

Clause 41.2 (*Addresses*) or, to the extent that it becomes common practice in the syndicated euro loan markets to do so and such relevant Borrower and Lender, as appropriate, has expressly agreed, by written notice to the Agent, by reference to rates quoted on a web site, the address of which (and location of the relevant rates at such web site) has been confirmed to such relevant Borrower or Lender, as appropriate, in accordance with Clause 41 (*Notices*).

10.3 **Changes to Advances or Interest Rates**

The Agent shall promptly notify the relevant Borrower and the Lenders of any change to:

10.3.1 the proposed currency of an Advance occasioned by the operation of Clause 4.2 (*Conditions for Denominating a Term Advance in an Optional Currency*) or Clause 7.2 (*Conditions for Drawing a Revolving Advance in an Optional Currency*);

10.3.2 the proposed length of an Interest Period or Term; or

10.3.3 any interest rate occasioned by the operation of Clause 9 (*Market Disruption and Alternative Interest Rates*).

11. **REPAYMENT OF THE TERM FACILITIES**

11.1 **Repayment of Term Loan**

The Original Borrower shall procure (and each Borrower which has drawn a Term Advance shall repay such amounts of such Term Advance as are selected to be repaid in relation to a Term Repayment Date pursuant to Clause 11.2 (*Selection of Term Advances*) in order to ensure) that the aggregate Euro Amount of each of the Term A Loan, the Term B Loan and the Term C Loan is repaid in instalments such that on each Term Repayment Date an amount is repaid which reduces the Euro Amount of each of the Term A Loan, the Term B Loan and the Term C Loan to an amount equal to the percentage of the Euro Amount of each of the Term A Loan, the Term B Loan and the Term C Loan as at the close of business in New York on the last day of the Term Availability Period set out in the table below:

Term Repayment Date	**Percentage**
31 December 2004	95%
31 March 2005	90.75%
30 June 2005	86.50%
30 September 2005	82.25%
31 December 2005	78%
31 March 2006	73.75%
30 June 2006	69.50%
30 September 2006	65.25%
31 December 2006	61%
31 March 2007	56.25%
30 June 2007	51.50%
30 September 2007	46.75%
31 December 2007	42%
31 March 2008	37%

Term Repayment Date	Percentage
30 June 2008	32%
30 September 2008	27%
31 December 2008	22%
31 March 2009	16.50%
30 June 2009	11%
30 September 2009	5.50%
31 December 2009	0%

11.2 **Selection of Term Advances**

If, in relation to a Term Repayment Date, the aggregate amount of the relevant Term Advances exceeds the amount of the relevant Term Loan to be repaid, the Original Borrower may, by not less than five Business Days' prior notice to the Agent, select which of those Term Advances will be wholly or partially repaid, **provided that** if the Original Borrower fails to give such notice, the Agent shall select the relevant Term Advances to be wholly or partially repaid.

12. **REPAYMENT OF THE REVOLVING FACILITY**

Each Borrower to which a Revolving Advance has been made shall repay each Revolving Advance made to it in full on the Repayment Date relating thereto.

13. **MANDATORY PREPAYMENT**

13.1 **Mandatory Prepayment on Disposal**

Subject to Clause 13.7 (*Prepayment Accounts*) the Original Borrower shall procure the application of an amount equal to the Net Disposal Proceeds in respect of any disposal of any assets of the Group made in repayment of the Facilities in accordance with Clause 13.6 (*Application of Prepayments*) promptly upon receipt of the same by any Group member.

The Original Borrower will procure that any amounts which are retained for reinvestments as envisaged by paragraph (c) of the definition of Excluded Proceeds will be paid into the Holding Account promptly upon receipt of the same by any member of the Group.

13.2 **Mandatory Prepayment of Insurance Proceeds**

Subject to Clause 13.7 (*Prepayment Accounts*), the Original Borrower will procure that, promptly upon receipt of the same, the proceeds (net of costs and expenses associated with such claim) of any insurance claim in respect of any assets which are (in aggregate) in excess of EUR5,000,000 (or its equivalent) and which are received by any member of the Group shall be applied in repayment of the Facilities in accordance with Clause 13.6 (*Application of Prepayments*) save to the extent that such proceeds:

13.2.1 are to meet a third party claim and are applied in meeting such claim; or

13.2.2 will be applied to the costs of replacement, reinstatement and/or repair of the assets in respect of which the relevant insurance claim was made as soon as reasonably practicable **provided that** if such proceeds are not applied in such repair, replacement or reinstatement within 360 days of receipt of such

proceeds, such net proceeds shall promptly be applied in repayment of the Facilities in accordance with Clause 13.6 (*Application of Prepayments*).

The Original Borrower will procure that any proceeds falling within Clause 13.2 (*Mandatory Prepayment of Insurance Proceeds*) will be paid into the Holding Account promptly upon receipt of the same.

13.3 **Mandatory Prepayment of Acquisition Recoveries**

Subject to Clause 13.7 (*Prepayment Accounts*), the Original Borrower shall procure that, promptly upon receipt of the same, the proceeds (net of reasonable costs and expenses of recovery) received by any Group member in respect of any claim (**"Recovery Claim"**) for breach of contract or warranty by, misrepresentation by, indemnity or other similar claim arising during the period beginning on the date hereof and ending on the Dividend Restriction Termination Date against KDG or any other party to the Acquisition Documents or any affiliate thereof or any of their respective employees, officers or advisers under the Acquisition Documents shall be applied in repayment of the Facilities in accordance with Clause 13.6 (*Application of Prepayments*) save to the extent that any such proceeds:

13.3.1 are in respect of a liability or a charge or claim upon a Group member arising from such Recovery Claim and will be properly applied in the discharge of that liability, charge or claim; or

13.3.2 are paid to a Group member by way of reimbursement of monies disbursed by such Group member in connection with discharging any liability, charge or claim referred to in sub-clause 13.3.1; or

13.3.3 will be applied in the replacement, reinstatement and/or repair of assets of a Group member which are a total loss or have been damaged as a result of the events or circumstances giving rise to such Recovery Claim; or

13.3.4 are required to be paid to third parties,

provided that if such proceeds are not properly applied in discharge of such liability, charge or claim or applied in such replacement, reinstatement or repair or payment to such third party as soon as possible, but in no event later than within 90 days of receipt of such proceeds, an amount equal to such net proceeds which are not so applied shall promptly be applied in repayment of the Facilities in accordance with Clause 13.6 (*Application of Prepayments*).

The Original Borrower will procure that any proceeds falling within sub-clauses 13.3.1 and 13.3.3 will be paid into the Holding Account promptly upon receipt of the same.

13.4 **Mandatory Prepayment from Excess Cash Flow**

Subject to Clause 13.7 (*Prepayment Accounts*), at any time prior to the Dividend Restriction Termination Date the Original Borrower shall procure that within 5 Business Days of delivery of the annual consolidated accounts of the Group under Clause 21.1 (*Annual Statements*), the Loan shall be prepaid in an aggregate amount equal to 50% of the Excess Cash Flow of the Group for the financial year in respect of which such annual

consolidated accounts have been prepared. Any prepayment pursuant to this Clause 13.4 shall be applied in accordance with Clause 13.6 (*Application of Prepayments*).

13.5 **Mandatory Prepayment from Net Equity Proceeds**

Subject to Clause 13.7 (*Prepayment Accounts*), the Original Borrower shall, within 5 Business Days of receipt by the Parent (or any other holding company of any member of the Group) of Net Equity Proceeds, prepay the Loan in an aggregate amount equal to 25% of the Net Equity Proceeds. Any prepayment pursuant to this Clause 13.5 shall be applied in accordance with Clause 13.6 (*Application of Prepayments*).

13.6 **Application of Prepayments**

13.6.1 Any prepayment made under Clauses 13.1 (*Mandatory Prepayment on Disposal*) to 13.5 (*Mandatory Prepayment from Net Equity Proceeds*) shall be applied in repayment:

(i) first, *pro rata* across the Term A Loan, the Term B Loan and the Term C Loan; and

(ii) second, to the extent the Term A Loan, the Term B Loan and the Term C Loan have been repaid in full, in repayment of the Revolving Loan (and any amounts so repaid may not be reborrowed and the Revolving Commitments of the Lenders will be permanently reduced *pro rata* to the extent of such repayment).

13.6.2 Any prepayment of the Term A Loan, the Term B Loan and the Term C Loan shall be applied across the Term Advances then outstanding under the applicable Term Facility in the manner notified by the Original Borrower to the Agent at the time of prepayment (or, if no such notice is given the Agent shall select the relevant Term Advances to be wholly or partially repaid) **provided that** any prepayment of the Term A Loan shall be applied *pro rata* across the Initial Term Advance (as divided from time to time in accordance with Clause 5.4 (*Division of Term Advances*)) and the Term A Advances (other than the Initial Term Advance).

13.6.3 Any prepayment of the Revolving Loan shall be applied across the Revolving Advances then outstanding under the Revolving Facility in the manner notified by the Original Borrower to the Agent at the time of prepayment (or, if no such notice is given the Agent shall select the relevant Revolving Advances to be wholly or partially repaid).

13.7 **Prepayment Accounts**

13.7.1 Subject to sub-clause 13.7.6 of this Clause 13.7, the only withdrawals which may be made from the Holding Account are:

(a) (i) in the case of any disposal proceeds deposited in such account, to reinvest in assets envisaged by paragraph (c) of the definition of Excluded Proceeds;

(ii) in the case of insurance proceeds deposited in such account, to apply such proceeds in accordance with sub-clauses 13.2.1 and 13.2.2 of Clause 13.2 (*Mandatory Prepayment of Insurance Proceeds*);

(iii) in the case of the proceeds received in respect of any Recovery Claim deposited in such account, to apply such proceeds in accordance with sub-clauses 13.3.1 to 13.3.3 of Clause 13.3 (*Mandatory Prepayment of Acquisition Recoveries*);

(iv) in the case of any proceeds from an increase in the limited partnership interests in the Original Borrower deposited in such account, to invest in assets relevant to the business of the Group as a whole; and

(v) in the case of any proceeds falling within paragraph (e)(i) of the definition of Net Disposal Proceeds, to repay the relevant Financial Indebtedness,

provided that:

(aa) such withdrawals are made within the time periods specified in the definition of Excluded Proceeds in the case of disposal proceeds, Clause 13.2 (*Mandatory Prepayment of Insurance Proceeds*) in the case of insurance proceeds and Clause 13.3 (*Mandatory Prepayment of Acquisition Recoveries*) in the case of proceeds received in respect of any Recovery Claim and provided further the Original Borrower has provided a certificate to the Security Agent requesting withdrawal of such proceeds (setting out in reasonable detail how such withdrawal shall be applied); and

(bb) any withdrawal from the Holding Account may only be made **provided that** no Event of Default or Potential Event of Default has occurred and is continuing or would occur if such withdrawal is made; or

(b) to repay amounts due to the Finance Parties under this Agreement or to credit monies to the Mandatory Prepayment Account in accordance with sub-clause 13.7.2 of this Clause 13.7.

13.7.2 If any of Clauses 13.1 (*Mandatory Prepayment on Disposal*) to 13.5 (*Mandatory Prepayment from Net Equity Proceeds*) would require the Original Borrower to procure the prepayment of any Advance hereunder otherwise than at the end of an Interest Period or on the maturity of a Revolving Advance, the relevant Borrower or the Original Borrower may elect (by written notice to the Agent (copied to the Security Agent) to be received not later than 10.00 a.m. three Business Days prior to the date on which the prepayment obligation would, but for sub-clauses 13.7.2 and 13.7.3 of this Clause 13.7 arise) to credit the amount to be repaid to the Mandatory Prepayment Account on the date on which the prepayment obligation would, but for sub-clauses 13.7.2 and 13.7.3

of this Clause 13.7, arise **provided that** in the case of disposal proceeds which have been deposited in the Holding Account and which have not been reinvested as permitted within 360 days of the date of their receipt by any member of the Group: (i) the relevant Borrower and the Original Borrower may not elect to credit such amounts to the Mandatory Prepayment Account, and (ii) such amounts standing to the credit of the Holding Account shall on the date 360 days after the date of receipt by the relevant member of the Group be immediately applied in repayment of the Facilities in accordance with Clause 13.6 (*Application of Prepayments*).

13.7.3 Following any election of any relevant Borrower or the Original Borrower in accordance with sub-clause 13.7.2 and provided the required payment is made to the Mandatory Prepayment Account, the obligation to prepay the relevant Term Advance and/or Revolving Advance will not arise until the first occurring end of an Interest Period relative to the Term Advance to be repaid or the date on which the Revolving Advance to be repaid matures **provided that** any Net Disposal Proceeds shall be applied within a period of 360 days of the date of receipt by any member of the Group of the relevant disposal proceeds in repayment of the Facilities in accordance with Clause 13.6 (*Application of Prepayments*).

13.7.4 The Original Borrower hereby irrevocably authorises the Security Agent on behalf of itself and the other Borrowers:

(i) to withdraw monies from the Mandatory Prepayment Account and apply such monies against prepayments which are due to be made hereunder or, upon the occurrence of an Event of Default which is continuing, against any amounts due and payable under the Finance Documents;

(ii) to withdraw from the Holding Account an amount equal to the amount of any disposal proceeds which have not been reinvested within a period of 360 days from the date of receipt by any member of the Group and apply such monies in repayment of the Facilities in accordance with Clause 13.6 (*Application of Prepayments*); and

(iii) upon the occurrence of an Event of Default which is continuing, to withdraw monies from the Holding Account and apply such monies against any amounts due and payable under the Finance Documents.

13.7.5 Any Lender with which such account is held acknowledges and agrees that interest shall accrue at normal commercial rates on amounts credited to the Mandatory Prepayment Account and the Holding Account and that the account holder shall be entitled to receive such interest (which shall be paid in accordance with the mandate relating to such account) **provided that** the account holder shall not be entitled to receive such interest (although such interest shall continue to accrue) while an Event of Default or Potential Event of Default is continuing.

13.7.6 Upon all amounts outstanding from any Obligor under any of the Finance Documents having been discharged in full and none of the Finance Parties being under any further actual or contingent obligations to make advances or provide other financial accommodation to any Borrower or any other person under any of the Finance Documents, the Original Borrower shall be entitled to receive, withdraw or otherwise transfer any amounts standing to the credit of the Holding Account and the Mandatory Prepayment Account.

14. CANCELLATION AND VOLUNTARY PREPAYMENT

14.1 Mandatory Cancellation of the Facilities

14.1.1 If any member of the Group incurs any Financial Indebtedness falling under paragraph (i) of the definition of Permitted Indebtedness, then: (i) the Original Borrower shall promptly notify the Agent thereof and (ii) the aggregate of the Term A Facility and Term C Facility shall at the time of such incurrence be permanently cancelled to the extent the amount of any such Financial Indebtedness exceeds the aggregate of any amounts cancelled previously pursuant to this sub-clause 14.1.1. Such cancellation shall be applied to reduce the Term A Facility by an amount equal to x/y multiplied by the amount by which the aggregate of the Term A Facility and the Term C Facility is to be cancelled and the Term C Facility by an amount equal to z/y multiplied by the amount by which the aggregate of the Term A Facility and the Term C Facility is to be cancelled (where "**x**" is the aggregate amount of all the Facilities other than the Term C Facility immediately prior to the cancellation pursuant to this sub-clause 14.1.1, "**y**" is the aggregate amount of all the Facilities immediately prior to the cancellation pursuant to this sub-clause 14.1.1 and "**z**" is the amount of the Term C Facility immediately prior to the cancellation pursuant to this sub-clause 14.1.1). Such cancellation of the Term A Facility shall be applied rateably to the Lenders' Term A Commitments as follows: (i) first, to reduce the Available Commitment of any Lender under the Term A Facility, and (ii) second, to the extent the Available Commitment of such Lender under the Term A Facility is reduced to zero pursuant to paragraph (i) of this sentence, to prepay such Lender's share of the Term A Loan.

14.1.2 At the expiry of the Term Availability Period, the Available Term Commitments of the Lenders shall be reduced to zero. At the close of business in New York on the Revolving Termination Date, the Available Revolving Commitments of the Lenders shall be reduced to zero.

14.2 Optional Cancellation of the Term Facilities

14.2.1 *Term A Facility*:

The Original Borrower may, by giving to the Agent not less than five Business Days' prior notice to that effect, cancel the whole or any part (being an amount of not less than EUR100,000,000) of the Available Term A Facility. Any such cancellation shall reduce the Available Term A Commitments of the Lenders rateably. In addition, the Available Term C Commitments of the Lenders shall simultaneously be reduced and cancelled by the amount obtained by multiplying the Term A Cancellation Amount by x/y (where the "**Term A Cancellation**

Amount" is the amount specified in the relevant notice from the Original Borrower by which the Available Term A Facility is to be cancelled, "**x**" is the amount of the Term C Facility immediately prior to the cancellation pursuant to this sub-clause 14.2.1 and "**y**" is the aggregate amount of all the Facilities other than the Term C Facility immediately prior to the cancellation pursuant to this sub-clause 14.2.1).

14.2.2 *Term B Facility*:

The Original Borrower may, by giving to the Agent not less than five Business Days' prior notice to that effect, cancel the whole or any part (being an amount of not less than EUR50,000,000) of the Available Term B Facility. Any such cancellation shall reduce the Available Term B Commitments of the Lenders rateably. In addition, the Available Term C Commitments of the Lenders shall simultaneously be reduced and cancelled by the amount obtained by multiplying the Term B Cancellation Amount by x/y (where the "**Term B Cancellation Amount**" is the amount specified in the relevant notice from the Original Borrower by which the Available Term B Facility is to be cancelled, "**x**" is the amount of the Term C Facility immediately prior to the cancellation pursuant to this sub-clause 14.2.2 and "**y**" is the aggregate amount of all the Facilities other than the Term C Facility immediately prior to the cancellation pursuant to this sub-clause 14.2.2).

14.2.3 *Term C Facility*:

The Original Borrower may, by giving to the Agent not less than five Business Days' prior notice to that effect, cancel the whole or any part (being an amount of not less than the lower of: (i) EUR10,000,000 and (ii) the Maximum Term C Facility Cancellation Amount) of the Available Term C Facility **provided that** the Original Borrower shall not cancel the Term C Facility by an amount which is greater than the Maximum Term C Facility Cancellation Amount. Any such cancellation shall reduce the Available Term C Commitments of the Lenders rateably. In addition, the Relevant Available Commitments of the Lenders shall be permanently cancelled by the amount obtained by multiplying the Term C Cancellation Amount by y/x (where "**Relevant Available Commitments**" means the aggregate of the Lenders' Term A Commitments and Term B Commitments, the "**Term C Cancellation Amount**" is the amount specified in the relevant notice from the Original Borrower by which the Available Term C Facility is to be cancelled (in accordance with this sub-clause 14.2.3), "**x**" is the amount of the Term C Facility immediately prior to the cancellation pursuant to this sub-clause 14.2.3 and "**y**" is the aggregate amount of all the Facilities other than the Term C Facility immediately prior to the cancellation pursuant to this sub-clause 14.2.3). Any such cancellation of the Relevant Available Commitments of the Lenders shall be applied to reduce the Available Term A Commitment and the Available Term B Commitment of each Lender rateably.

In this sub-clause 14.2.3, "**Maximum Term C Facility Cancellation Amount**" means the minimum amount such that if the Term C Facility was cancelled by

that amount, such cancellation would result in each of the Available Term A Commitments and Available Term B Commitments of the Lenders being reduced to zero in accordance with the third sentence of this sub-clause 14.2.3.

14.3 **Prepayment of the Term Loan**

14.3.1 The Borrower to which a Term Advance has been made may, if it has given to the Agent not less than five Business Days' prior notice to that effect, prepay the whole of any Term Advance or any part of any Term Advance (being an amount such that the Euro Amount of such Term Advance will be reduced: (i) by an amount of not less than EUR20,000,000 and (ii) to zero if immediately following the making of the prepayment in accordance with paragraph (i) above, the outstanding Euro Amount of the Term Advance would be less than EUR50,000,000) on the last day of any Interest Period relating to that Term Advance (or at any other time subject to payment of the appropriate breakage costs in accordance with Clause 29.4 (*Break Costs*)).

14.3.2 Any prepayment so made in respect of any Term Advance shall be applied in repayment:

(i) first, *pro rata* across the Term A Loan, the Term B Loan and the Term C Loan; and

(ii) second, to the extent the Term A Loan, the Term B Loan and the Term C Loan have been repaid in full, in repayment of the Revolving Loan (and any amounts so repaid may not be reborrowed and the Revolving Commitments of the Lenders will be permanently reduced *pro rata* to the extent of such repayment).

14.3.3 Any prepayment of the Term A Loan, the Term B Loan and the Term C Loan shall be applied across the Term Advances then outstanding under the applicable Term Facility in the manner notified by the Original Borrower to the Agent at the time of prepayment (or, if no such notice is given the Agent shall select the relevant Term Advances to be wholly or partially repaid) **provided that** any prepayment of the Term A Loan shall be applied *pro rata* across the Initial Term Advance (as divided from time to time in accordance with Clause 5.4 (*Division of Term Advances*)) and the Term A Advances (other than the Initial Term Advance).

14.4 **Transfer by Vendor Financiers**

14.4.1 *Reduction or Increase of the Term Facilities*: If a Vendor Financier transfers all or any part of its rights, benefits and/or obligations under the Finance Documents to a bank, financial institution or a Permitted Export Credit Agency (such person a "**New Non-Vendor Lender**") pursuant to Clause 36.5 (*Transfers by Lenders*), then on the date on which any such transfer becomes effective (the "**Relevant Transfer Date**"):

(a) the amount of the Term C Facility shall be reduced to the extent of the amount of such transfer;

(b) the amount of the Term A Facility shall be increased to the extent of any reduction pursuant to paragraph (a) of this sub-clause 14.4.1 in the amount of the Term C Facility;

(c) the amount of the Term C Loan shall be reduced by an amount equal to the amount of the Term C Loan transferred to the New Non-Vendor Lender in accordance with sub-clause 14.4.2 (*Novation of Commitments*); and

(d) the amount of the Term A Loan shall be increased by an amount equal to the amount of the Term C Loan transferred to the New Non-Vendor Lender in accordance with sub-clause 14.4.2 (and the amount of each outstanding Term A Advance shall be increased rateably).

14.4.2 *Novation of Commitments:* On the Relevant Transfer Date, the Vendor Financier will transfer by novation its rights, benefits and obligations under the Finance Documents to the New Non-Vendor Lender so that such New Non-Vendor Lender will become a Lender with:

(a) a Term A Commitment equal to the amount of the reduction of the Term C Facility pursuant to sub-clause 14.4.1 above; and

(b) a participation in the Term A Loan (as increased pursuant to paragraph (d) of sub-clause 14.4.1) equal to the amount of such increase, such participation spread rateably across the outstanding Term A Advances (as increased pursuant to paragraph (d) of sub-clause 14.4.1).

For the avoidance of doubt, following the transfer on the Relevant Transfer Date, the New Non-Vendor Lender shall have no Term C Commitment and no participation in the Term C Loan but shall be entitled to receive payment of any interest accrued and owing on the Relevant Transfer Date on the amount of the Term C Loan transferred pursuant to Clause 14.4.1 with payment of such interest to be made on the date on which such interest would have been payable to the Vendor Financier transferor under the Term C Loan but for the transfer pursuant to Clause 14.4.1.

14.5 **Optional Cancellation of the Revolving Facility**

The Original Borrower may, by giving to the Agent not less than five Business Days' prior notice to that effect, cancel the whole or any part (being an amount of not less than EUR50,000,000) of the Available Revolving Facility. Any such cancellation shall reduce the Available Revolving Commitment and Revolving Commitment of each Lender rateably.

14.6 **Prepayment of the Revolving Loan**

The Borrower to which a Revolving Advance has been made may, by giving to the Agent not less than five Business Days' prior notice to that effect, prepay the whole or any part of a Revolving Advance (being an amount such that the Euro Amount of such Revolving Advance will be reduced: (i) by an amount of not less than EUR20,000,000 and (ii) to zero if immediately following the making of the prepayment in accordance

with paragraph (i) above, the outstanding Euro Amount of the Revolving Advance would be less than EUR20,000,000) subject to payment of the appropriate breakage costs in accordance with Clause 29.4 (*Break Costs*).

14.7 **Notice of Cancellation or Prepayment**

Any notice of cancellation or prepayment given by a Borrower pursuant to this Clause 14 (*Cancellation and Voluntary Prepayment*) shall be irrevocable, shall specify the date upon which such cancellation or prepayment is to be made and the amount of such cancellation or prepayment and, in the case of a notice of prepayment, shall oblige the relevant Borrower to make such prepayment on such date.

14.8 **Repayment of a Lender's Share of the Loan**

If:

14.8.1 any sum payable to any Lender by an Obligor is required to be increased pursuant to Clause 15.1 (*Tax Gross-up*); or

14.8.2 any Lender claims indemnification from an Obligor under Clause 15.2 (*Tax Indemnity*) or Clause 17.1 (*Increased Costs*),

the Original Borrower may, whilst such circumstance continues, give the Agent at least five Business Days notice (which notice shall be irrevocable) of its intention to procure the repayment of such Lender's share of the Loan. On the last day of each current Interest Period or Term each Borrower to which an Advance has been made shall repay such Lender's portion of the Advance to which such Interest Period or Term relates (together with any amounts then payable under Clause 15.1 (*Tax Gross-up*) or Clause 17.1 (*Increased Costs*) and any other amounts payable to such Lender under the Finance Documents). Any repayment of a Term Advance so made after the last day of the Term Availability Period shall reduce rateably the remaining obligations of such Borrower under Clause 11.1 (*Repayment of Term Loan*).

14.9 **No Further Availability**

A Lender for whose account a repayment is to be made under Clause 14.8 (*Repayment of a Lender's Share of the Loan*) shall not be obliged to participate in the making of Advances on or after the date upon which the Agent receives the Original Borrower's notice of its intention to procure the repayment of such Lender's share of the Loan, and such Lender's Available Term Commitment and Available Revolving Commitment shall be reduced to zero.

14.10 **No Other Repayments or Cancellation**

The Borrowers shall not repay or cancel all or any part of the Loan except at the times and in the manner expressly provided for in this Agreement.

14.11 **No Reborrowing**

None of the Borrowers shall be entitled to reborrow any amount of any Term Facility which is repaid or to reborrow any amount of the Revolving Facility which is repaid where such repayment permanently reduces the Revolving Facility.

15. **TAXES**

15.1 **Tax Gross-up**

All payments to be made by an Obligor to any Finance Party hereunder or under any of the Finance Documents shall be made free and clear of and without deduction for or on account of tax unless such Obligor is required to make such a payment subject to the deduction or withholding of tax, in which case the sum payable by such Obligor (in respect of which such deduction or withholding is required to be made) shall be increased to the extent necessary to ensure that such Finance Party receives a sum net of any withholding or deduction equal to the sum which it would have received had no such deduction or withholding been made.

15.2 **Tax Indemnity**

Without prejudice to Clause 15.1 (*Tax Gross-up*), if any Finance Party is required to make any payment of or on account of tax on or in relation to any sum received or receivable hereunder or under any of the Finance Documents (including any sum deemed for the purposes of tax to be received or receivable by such Finance Party whether or not actually received or receivable) or if any liability in respect of any such payment is asserted, imposed, levied or assessed against any Finance Party, the Original Borrower shall, upon demand of the Agent, promptly indemnify the Finance Party which suffers a loss or liability as a result against such payment or liability together with any interest, penalties, costs and expenses payable or incurred in connection therewith, **provided that** this Clause 15.2 (*Tax Indemnity*) shall not apply to:

15.2.1 any tax imposed on and calculated by reference to the net income actually received or receivable by such Finance Party (but, for the avoidance of doubt, not including any sum deemed for purposes of tax to be received or receivable by such Finance Party but not actually received) by the jurisdiction in which such Finance Party is incorporated or resident for tax purposes;

15.2.2 any tax imposed on and calculated by reference to the net income of the relevant Lending Office of such Finance Party actually received or receivable by such Finance Party (but, for the avoidance of doubt, not including any sum deemed for purposes of tax to be received or receivable by such Finance Party but not actually received) by the jurisdiction in which such Lending Office is located; or

15.2.3 any income tax imposed on or calculated by reference to income attributed to a German permanent establishment of such Finance Party which is not a Lending Office (but for the avoidance of doubt, not including any sum deemed for purpose of tax to be received or receivable by such Finance Party, but not actually received through a German permanent establishment and not including a German permanent establishment which is construed or deemed by the German tax authorities solely on the basis of a Finance Party being a Party to this agreement or to a Finance Document).

15.3 **Claims by Lenders**

A Finance Party intending to make a claim pursuant to Clause 15.2 (*Tax Indemnity*) shall notify the Agent of the event or circumstance giving rise to the claim as soon as

reasonably practicable after its relevant Lending Office has become aware of such event or circumstance, whereupon the Agent shall notify the Original Borrower thereof.

15.4 **Excluded Claims**

If any Lender is not or ceases to be a Qualifying Lender in relation to a Borrower for which a category of Qualifying Lender is specified, no Obligor shall be liable to pay to that Lender under Clause 15.1 (*Tax Gross-up*) or Clause 15.2 (*Tax Indemnity*) in relation to amounts attributable to that Borrower any amount in respect of taxes asserted, assessed, levied or imposed in excess of the amount it would have been obliged to pay if that Lender had been or had not ceased to be a Qualifying Lender in relation to that Borrower **provided that** this Clause 15.4 (*Excluded Claims*) shall not apply (and each Obligor shall be obliged to comply with its obligations under Clause 15.1 (*Tax Gross-up*) or Clause 15.2 (*Tax Indemnity*)) if:

15.4.1 after the date hereof and after the date when such Lender first becomes a Lender for the purposes of this Agreement (or, in the case of an Additional Borrower, after the date when a Borrower Accession Memorandum was delivered in respect of that Additional Borrower pursuant to Clause 37.1 (*Request for Additional Borrower*) and after the date when such Lender first becomes a Lender for the purposes of this Agreement), there shall have been any introduction of, change in, or change in the interpretation, administration or application of, any law or regulation or order or governmental rule or treaty or any published practice or published concession of any relevant tax authority and it is as a result thereof that such Lender was not or ceased to be a Qualifying Lender; or

15.4.2 such Lender is not or ceases to be a Qualifying Lender but would have been or would not have ceased to be, a Qualifying Lender, had all representations, confirmations and other documents and information provided by each Obligor to any Finance Party been true and accurate.

15.5 **Double Taxation Relief**

15.5.1 If, and to the extent that, the effect of Clause 15.1 (*Tax Gross-up*) or Clause 15.2 (*Tax Indemnity*) can be mitigated by virtue of the provisions of any Double Tax Convention (whether by a claim to repayment of any taxes referred to in Clause 15.1 (*Tax Gross-up*) or Clause 15.2 (*Tax Indemnity*), a claim to make payments without deduction or withholding of tax or otherwise) each Lender agrees to do all such things as are reasonably requested by the relevant Obligor with a view to submitting any forms or completing any other procedural formalities (including any amended formalities which have the same or equivalent effect as the original formalities) within a reasonable time after its receipt from the Parent or such Obligor requesting it to do so by submitting any forms or completing any other reasonable procedural formalities required for the purpose of ensuring the application of such Double Tax Convention so far as relevant, **provided that** no Lender shall be required pursuant to this Clause 15.5 (*Double Taxation Relief*) to take any action which would entail the incurring of any cost or liability (other than reasonable internal administrative

costs in completing and submitting the relevant forms or any other cash for which it has been put in funds in advance by the relevant Obligor).

15.5.2 Without prejudice to an Obligor's rights under this Clause 15.5, if an Obligor is able to demonstrate that it is required to make or increase a payment under Clause 15.1 (*Tax Gross-up*) or Clause 15.2 (*Tax Indemnity*) as a result of a Lender's failure to fulfil its obligations in sub-clause 15.5.1, such an Obligor shall not be liable to make or increase such payment under Clause 15.1 (*Tax Gross-up*) or Clause 15.2 (*Tax Indemnity*).

16. TAX RECEIPTS

16.1 Notification of Requirement to Deduct Tax

If, at any time, an Obligor is required by law to make any deduction or withholding from any sum payable by it hereunder (or if thereafter there is any change in the rates at which or the manner in which such deductions or withholdings are calculated), such Obligor shall promptly notify the Agent.

16.2 Evidence of Payment of Tax

If an Obligor makes any payment hereunder in respect of which it is required to make any deduction or withholding, it shall pay the full amount required to be deducted or withheld to the relevant taxation or other authority within the time allowed for such payment under applicable law and shall deliver to the Agent for such Finance Party, within thirty days after it has made such payment to the applicable authority, an original receipt (or a certified copy thereof) issued by such authority evidencing the payment to such authority of all amounts so required to be deducted or withheld in respect of that Finance Party's share of such payment.

16.3 Tax Credit Payment

If an additional payment is made under Clause 15 (*Taxes*) by an Obligor for the benefit of any Finance Party and such Finance Party, in its sole discretion acting in good faith, determines that it has obtained (and has derived full use and benefit from) a credit against, a relief or remission for, or repayment of, any tax, then, if and to the extent that such Finance Party, in its sole opinion acting in good faith, determines that such credit, relief, remission or repayment is in respect of or calculated with reference to the additional payment made pursuant to Clause 15 (*Taxes*) such Finance Party shall, to the extent that it can do so without prejudice to the retention of the amount of such credit, relief, remission or repayment, pay to such Obligor such amount as such Finance Party shall, in its sole opinion acting in good faith, determine to be the amount which will leave such Finance Party (after such payment) in no worse after-tax position than it would have been in had the additional payment in question not been required to be made by such Obligor.

16.4 Tax Credit Clawback

If any Finance Party makes any payment to an Obligor pursuant to Clause 16.3 (*Tax Credit Payment*) and such Finance Party subsequently determines, in its sole opinion acting in good faith, that the credit, relief, remission or repayment in respect of which such payment was made was not available or has been withdrawn or that it was unable to use such credit, relief, remission or repayment in full, such Obligor shall reimburse such

Finance Party such amount as such Finance Party determines, in its sole opinion acting in good faith, is necessary to place it in the same after-tax position as it would have been in if such credit, relief, remission or repayment had been obtained and fully used and retained by such Finance Party.

16.5 **Tax and Other Affairs**

No provision of this Agreement shall interfere with the right of any Finance Party to arrange its tax or any other affairs in whatever manner it thinks fit, oblige any Finance Party to claim any credit, relief, remission or repayment in respect of any payment under Clause 15.1 (*Tax Gross-up*) in priority to any other credit, relief, remission or repayment available to it nor oblige any Finance Party to disclose any information relating to its tax or other affairs or any computations in respect thereof.

17. INCREASED COSTS

17.1 **Increased Costs**

If, by reason of (a) any change in law or in its interpretation or administration and/or (b) compliance with any request or requirement relating to the maintenance of capital or any other request from or requirement of any central bank or other fiscal, monetary or other authority (including, for the avoidance of doubt, any minimum reserve requirements imposed by the European Central Bank) (in each case after the date of this Agreement):

17.1.1 a Lender or any holding company of such Lender is unable to obtain the rate of return on its capital which it would have been able to obtain but for such Lender's entering into or assuming or maintaining a commitment, issuing or performing its obligations under the Finance Documents;

17.1.2 a Lender or any holding company of such Lender incurs a cost as a result of such Lender's entering into or assuming or maintaining a commitment, issuing or performing its obligations under the Finance Documents; or

17.1.3 there is any increase in the cost to a Lender or any holding company of such Lender of funding or maintaining such Lender's share of the Advances or any Unpaid Sum,

(including, without limitation, any such circumstance (other than any such circumstance which is existing on the date hereof and is applicable to such Lender or any holding company of such Lender on the date hereof) which results from the introduction or changeover to the Euro in any Participating Member State) then the Original Borrower shall, from time to time on demand of the Agent, promptly pay to the Agent for the account of that Lender amounts sufficient to indemnify that Lender or to enable that Lender to indemnify its holding company from and against, as the case may be, (a) such reduction in the rate of return of capital, (b) such cost or (c) such increased cost.

17.2 **Increased Costs Claims**

If a Lender intends to make a claim pursuant to Clause 17.1 (*Increased Costs*) then it shall notify the Agent of the event or circumstance giving rise to such claim as soon as reasonably practicable after its relevant Lending Office has become aware of such event or circumstance, whereupon the Agent shall notify the Original Borrower thereof.

17.3 **Exclusions**

Notwithstanding the foregoing provisions of this Clause 17 (*Increased Costs*), no Lender shall be entitled to make any claim under this Clause 17 in respect of:

17.3.1 any cost, increased cost or liability as referred to in Clause 17.1 (*Increased Costs*) to the extent the same is compensated for by the Associated Costs Rate or sub-clause 30.1.7 of Clause 30.1 (*Original Borrower's Indemnity*); or

17.3.2 any cost, increased cost or liability compensated by Clause 15 (*Taxes*) or which would have been compensated by Clause 15 (*Taxes*) if the provisions of Clause 15.4 (*Excluded Claims*) or sub-clauses 15.2.1, 15.2.2, or 15.2.3 of Clause 15.2 (*Tax Indemnity*) had not applied; or

17.3.3 any cost, increased cost or liability arising by reason of a breach by a Lender or its holding company of any law or regulatory request; or

17.3.4 any cost, increased cost or liability as referred to in Clause 17.1 (*Increased Costs*) if a claim is not made within three months of the Lender becoming aware of the event or circumstance giving rise to such claim.

18. ILLEGALITY

If, at any time, it is or will become unlawful for a Lender to make, fund or allow to remain outstanding all or part of its share of the Advances, then that Lender shall, promptly after becoming aware of the same, deliver to the Original Borrower through the Agent a notice to that effect and:

18.1.1 such Lender shall not thereafter be obliged to participate in the making of any Advance and the amount of its Available Term Commitment and Available Revolving Commitment shall be immediately reduced to zero; and

18.1.2 if the Agent on behalf of such Lender so requires, the Original Borrower shall procure that each Borrower shall either (a) on the last day of the then current Interest Period in respect of each outstanding Advance or if earlier (b) on the date specified by such Lender through the Agent as being, in its bona fide opinion, the last day of any applicable grace period permitted by law repay such Lender's share of each outstanding Advance together with accrued interest thereon and all other amounts owing to such Lender under the Finance Documents and any repayment of any Term Advance so made shall reduce rateably the remaining obligations under Clause 11.1 (*Repayment of Term Loan*) in respect of the Loan under the Term Facility under which such Term Advance was made.

19. MITIGATION

If, in respect of any Finance Party, circumstances arise which would or would upon the giving of notice result in:

19.1.1 an increase in any sum payable to it or for its account pursuant to Clause 15.1 (*Tax Gross-up*);

19.1.2 a claim for indemnification pursuant to Clause 15.2 (*Tax Indemnity*) or Clause 17.1 (*Increased Costs*); or

19.1.3 the reduction of its Available Term Commitment and Available Revolving Commitment to zero or any repayment to be made pursuant to Clause 18 (*Illegality*),

then, without in any way limiting, reducing or otherwise qualifying the rights of such Finance Party or the obligations of the Obligors under any of the Clauses referred to in sub-clauses 19.1.1, 19.1.2 and 19.1.3, such Finance Party shall, upon request by the Original Borrower or relevant Borrower and, in consultation with the Agent and the Original Borrower and to the extent that it can do so lawfully and without prejudice to its own position, take such steps as may be reasonable and practical in all the circumstances (including a change of location of such Lending Office or the transfer of its rights, benefits and obligations hereunder to another person acceptable to the Original Borrower and willing to participate in the Facilities) to mitigate the effects of such circumstances **provided that** such Finance Party shall be under no obligation to take any such action if, in the opinion of such Finance Party, to do so might have any adverse effect upon its business, operations or financial condition (other than any minor costs and expenses of an administrative nature).

20. REPRESENTATIONS

Each Obligor makes the representations and warranties set out in Clause 20.1 (*Status*) to Clause 20.32 (*Business Plan*) to the Finance Parties in respect of itself and on its own behalf and, in addition, the Original Borrower makes the representations set out therein to the Finance Parties on behalf of each member of the Group (assuming for the purposes of the representations made on the date hereof and the Closing Date, that completion of the Initial Acquisition has occurred). The Original Obligors acknowledge that the Finance Parties have entered into this Agreement in reliance on those representations and warranties. The representations and warranties in Clause 20.32 (*Business Plan*) shall only be made on the dates specified in Clause 20.33 (*Repetition of Representations*).

20.1 Status

It is a corporation duly organised and validly existing under the laws of its jurisdiction of incorporation and is a limited liability corporation (other than the Original Borrower and the Target, each of which is a limited partnership) and has the power to own its property and assets and to carry on its business as currently conducted.

20.2 Binding Obligations

Subject to the Reservations, the obligations expressed to be assumed by it in the Finance Documents, the Acquisition Documents to which it is a party and the Service Agreements to which it is a party are legal and valid obligations binding on it and enforceable against it in accordance with the terms thereof.

20.3 Execution and Power

Subject to the Reservations, its execution of the Finance Documents, the Acquisition Documents to which it is a party and the Service Agreements to which it is a party and its exercise of its rights and performance of its obligations thereunder and the

transactions contemplated thereby (including, without limitation, borrowing thereunder, granting any security or guarantees contemplated thereunder) do not and will not:

20.3.1 conflict with any agreement, mortgage, bond or other instrument or treaty to which it is a party or which is binding upon it or any of its assets; or

20.3.2 conflict with its constitutive documents; or

20.3.3 conflict with any applicable law or any applicable official or judicial regulation or order.

It has the power to enter into and perform its obligations under the Finance Documents, the Acquisition Documents to which it is a party and the Service Agreements to which it is a party and all corporate and other action required to authorise the execution, delivery and performance of the Finance Documents, the Acquisition Documents to which it is a party and the Service Agreements to which it is a party and the transactions contemplated therein has been duly taken. No limit on its powers will be exceeded as a result of the borrowings, granting of security or giving of guarantees contemplated by the Finance Documents to which it is a party.

20.4 **No Material Proceedings**

Save as disclosed in the Disclosure Letter, no action or administrative proceeding of or before any court, arbitrator or agency (including, but not limited to, investigative proceedings) which is reasonably likely to be determined against it and which if so determined could reasonably be expected to have a Material Adverse Effect has been started or (to the best of its knowledge) threatened against it or its assets.

20.5 **Financial Statements**

20.5.1 Its most recent audited financial statements delivered to the Agent pursuant to Clause 21.1 (*Annual Statements*) (consolidated in the case of the Original Borrower):

(i) were prepared in accordance with German GAAP (reconciled to US GAAP) and consistently applied and comply with Clause 21.7 (*Accounting Policies*); and

(ii) show with reasonable accuracy the financial condition and the results of the operations of such Obligor or, as the case may be, the Group during the relevant period.

20.5.2 Its financial year end and, in the case of the Original Borrower, the financial year end of the Group is 31 December.

20.6 **No Material Adverse Change**

Since 31 December 1999, there has been no material adverse change in the assets, business, financial condition or results of the operations of the Original Borrower or the Group taken as a whole.

20.7 **Validity and Admissibility in Evidence**

All acts, conditions and things required to be done, fulfilled and performed in order:

20.7.1 to enable it lawfully to enter into, exercise its rights under and perform and comply with the obligations expressed to be assumed by it in the Finance Documents, the Acquisition Documents and the Service Agreements; and

20.7.2 to make the Finance Documents, the Acquisition Documents and the Service Agreements admissible in evidence in its jurisdiction of incorporation,

have been done, fulfilled and performed.

20.8 **Claims Pari Passu**

Under the laws of its jurisdiction of incorporation in force at the date hereof, the claims of the Finance Parties against it under the Finance Documents will rank (subject to the Reservations) to the extent that they are secured pursuant to a Security Document, prior to and otherwise at least *pari passu* with the claims of all its other unsecured and unsubordinated creditors save those whose claims are preferred solely by any bankruptcy, insolvency, liquidation or other similar laws of general application.

20.9 **No Deduction or Withholding**

Under the laws of its jurisdiction of incorporation in force at the date hereof, it will not be required to make any deduction or withholding from any payment it may make under the Finance Documents.

20.10 **No Immunity**

In any proceedings taken in its jurisdiction of incorporation in relation to the Finance Documents, it will not be entitled to claim for itself or any of its assets immunity from suit, execution, attachment or other legal process.

20.11 **Reports**

Save as disclosed in writing to the Agent prior to the date of this Agreement, each of the Original Borrower and the Target (and their executive directors), having made all reasonable enquiries in the circumstances of the Acquisition and the negotiation of the Acquisition Documents:

20.11.1 is not aware of any materially adverse inaccuracy as to factual matters relating to the Target or the Acquired Business contained in the Reports;

20.11.2 does not (as at the date hereof) regard as unreasonable or unattainable any of the forecasts or projections set out in any of the Reports;

20.11.3 believes (having made all reasonable enquiries) the assumptions upon which the forecasts and projections in relation to the Target and the Acquired Business contained in the Reports are based to be fair and reasonable; and

20.11.4 is not aware of any facts or matters not stated in the Reports, the omission of which make any statements contained therein misleading in any material adverse respect.

20.12 **Group Structure**

20.12.1 Each Group Structure Chart delivered to the Agent pursuant to Schedule 11 (*Conditions Precedent*) and Schedule 12 (*Conditions Subsequent*) is true, complete and accurate in all material respects.

20.12.2 All necessary inter-company loans, transfers, share exchanges and other steps resulting in the Group structure set out in the Group Structure Charts delivered to the Agent pursuant to Schedule 11 (*Conditions Precedent*) and Schedule 12 (*Conditions Subsequent*) have been taken in compliance in all material respects with all relevant laws and regulations and all requirements of relevant regulatory authorities.

20.13 **No Material Defaults**

No member of the Group:

20.13.1 is in breach of or in default under any agreement to which it is a party or which is binding on it or any of its assets to an extent or in a manner which could reasonably be expected to have a Material Adverse Effect; or

20.13.2 is or is likely to be in breach of or in default under any agreement to which it is party or which is binding on it or any of its assets as a result of entering into and performing its obligations under the Finance Documents to an extent or in a manner which could reasonably be expected to have a Material Adverse Effect.

20.14 **Information Memorandum**

Save as disclosed in writing to the Agent prior to the date of this Agreement, the factual information contained in the Information Memorandum is true, complete and accurate in all material respects, the financial projections contained therein have been prepared in good faith on the basis of recent historical information and on the basis of fair and reasonable assumptions and after careful consideration, all material statements of opinion/intention and expectation of any Obligor were made in good faith and after careful consideration and nothing has occurred or been omitted that renders the information contained in the Information Memorandum (taken as a whole) inaccurate or misleading in any materially adverse respect.

20.15 **Environmental Compliance**

Save as disclosed in the Disclosure Letter, each member of the Group has duly obtained all Environmental Permits and observed in all material respects all Environmental Law and Environmental Permits necessary for the conduct of its business where any failure to comply could reasonably be expected to have a Material Adverse Effect.

20.16 **Environmental Claims**

No Environmental Claim has been commenced or (to the best of the Original Borrower's knowledge and belief) is threatened against any member of the Group where such claim could be reasonably be expected, if adversely determined against such member of the Group, to have a Material Adverse Effect.

20.17 **Encumbrances and Financial Indebtedness**

20.17.1 Save for Permitted Encumbrances, no Encumbrance exists over all or any of the present or future revenues, assets or undertakings of any member of the Group.

20.17.2 Save for Permitted Indebtedness, it has no Financial Indebtedness.

20.17.3 The execution of the Finance Documents to which it is a party and the exercise by it of its rights thereunder will not result in the existence or imposition of nor oblige any Group member to create any Encumbrance (save for Permitted Encumbrances) in favour of any person over any of its present or future revenues, assets or undertakings.

20.18 **Ownership of Relevant Obligors**

On the Closing Date:

20.18.1 and up to the occurrence of the Pushdown Event, the Parent will own the Remaining Shares and the Remaining Limited Partnership Interest;

20.18.2 with the exception of two shares, each in the nominal amount of EUR100, one of which is owned by KDG and one of which is owned by CAI Luxco, the Purchaser General Partner will be a wholly-owned subsidiary of the Parent;

20.18.3 with the exception of limited partnership interests (*Kommanditanteile*) each in the nominal amount of EUR100, one of which is owned by KDG and one of which is owned by CAI Luxco, the Parent will be the sole limited partner (*Kommanditistin*) and hold the entire economic interest in the Original Borrower;

20.18.4 with the exception of:

(i) two shares, each in the nominal amount of EUR100, one of which is owned by KDG and one of which is owned by CAI Luxco; and

(ii) up to the occurrence of the Pushdown Event, the Remaining Shares,

the Target General Partner will be a wholly-owned subsidiary of the Original Borrower;

20.18.5 with the exception of:

(i) limited partnership interests (*Kommanditanteile*) each in the nominal amount of EUR100, one of which is owned by KDG and one of which is owned by CAI Luxco; and

(ii) up to the occurrence of the Pushdown Event, the Remaining Limited Partnership Interest,

the Original Borrower will be the sole limited partner (*Kommanditistin*) and hold the entire economic interest in the Target;

20.18.6 the Purchaser General Partner will be the sole general partner of the Original Borrower; and

20.18.7 the Target General Partner will be the sole general partner of the Target.

20.19 **Parent**

The Parent is a holding company and does not carry on any other business save as permitted pursuant to Clause 24.26 (*The Parent*).

20.20 **No Event of Default**

No Event of Default or Potential Event of Default has occurred which is continuing save for any Event of Default or Potential Event of Default notified to the Agent pursuant to Clause 24.4 (*Notification of Events of Default*).

20.21 **Consents and Approvals**

Save as disclosed in the Disclosure Letter, all necessary consents, licences, authorisations and approvals to the transactions constituted by the Acquisition Documents, the Finance Documents and the Service Agreements have been obtained and all consents, licences, authorisations and other approvals necessary for the conduct of the business of the Group as a whole in accordance with the Business Plan delivered to the Agent in accordance with Clause 2.3 (*Conditions Precedent*) have been obtained, their terms and conditions have been complied with in all material respects and they have not been and, so far as it is aware, will not be revoked or otherwise terminated.

20.22 **Service Agreements**

All the service agreements necessary for the operation of the business of the Group as a whole in accordance with the Business Plan delivered to the Agent in accordance with Clause 2.3 (*Conditions Precedent*) have been entered into and are listed in Part A (*Service Agreements*) of Schedule 8.

20.23 **Taxation**

20.23.1 Each Group member has duly and punctually paid and discharged all taxes, assessments and governmental charges imposed upon it or its assets within the time period allowed therefor without incurring tax penalties or creating any Encumbrance with priority to the Lenders or the security granted or evidenced by the Security Documents (save to the extent payment thereof is being contested in good faith by the relevant Group member and adequate reserves are being maintained for those taxes and where payment thereof can lawfully be withheld; in relation to the representation made under this Clause 20.23 (*Taxation*) on the date hereof, this proviso shall only apply to the extent any such payment has been previously disclosed to the Agent in writing).

20.23.2 No Group member is materially overdue in the filing of any tax returns.

20.23.3 No claims are being or are reasonably likely to be asserted against any Group member with respect to taxes which could be reasonably expected to have a Material Adverse Effect.

20.23.4 No Group member has any material or unindemnified tax liabilities.

20.24 **Security Interest**

It is the absolute legal and, where applicable, beneficial owner of all the assets over which it purports to create a security interest pursuant to the Security Documents and (subject to the Reservations) each Security Document to which it is a party creates the security interest which that Security Document purports to create or, if that Security

Document purports to evidence a security interest, accurately evidences a security interest which has been validly created. The shares and limited partnership interests charged, mortgaged or pledged by each Obligor pursuant to the Security Documents are all fully paid and not subject to any option to purchase or similar rights. In respect of the Original Borrower and the Target, no limited partner's contribution (*Hafteinlage*) has been repaid in any way.

20.25 **Intellectual Property**

It is not aware of any adverse circumstance relating to validity, subsistence or use of any of its Intellectual Property which could reasonably be expected to have a Material Adverse Effect.

20.26 **Good Title to Assets**

It has good title to or valid leases of or other appropriate licence, authorisation or consent to use all assets necessary to carry on its business as presently conducted, the absence of which could reasonably be expected to give rise to a Material Adverse Effect.

20.27 **Tax Residency of the Borrowers**

Each of the Borrowers (other than an Additional Borrower which is not resident in Germany and to which each of the Lenders has given its consent in accordance with sub-clause 37.2.1) is tax resident in Germany and is not tax resident in any other jurisdiction.

20.28 **Acquisition Documents**

As at the date hereof, there has been no amendment, variation or waiver of the terms of the Acquisition Documents or the Service Agreements save as approved in writing by an Instructing Group other than any amendments or variations which are of a minor or technical nature or which could not reasonably be considered to be material to the interests of any of the Finance Parties and the Acquisition Documents contain all of the terms of the agreement between the Purchaser and KDG in relation to the Acquisition.

20.29 **Issue of Share Capital**

Save to the extent contemplated in Clause 25.21 (*Share Capital*) there are no agreements in force or corporate resolutions passed which call for the present or further issue or allotment of, or grant to any person the right (whether conditional or otherwise) to call for the issue or allotment of any share or partnership interest (or equivalent) loan note or loan capital of any Group member (including an option or right of pre-emption or conversion).

20.30 **No Trading**

20.30.1 Save as contemplated by, or otherwise in connection with the Transaction Documents and the transactions contemplated thereby, the Parent has not traded or undertaken any commercial activities of any kind and has no liabilities or obligations (actual or contingent).

20.30.2 Save as contemplated by, or otherwise in connection with the Transaction Documents and the transactions contemplated thereby, the Original Borrower has not traded or undertaken any commercial activities of any kind or has liabilities or obligations (actual or contingent).

20.31 **Pensions**

Save as disclosed in writing to the Agent prior to the date hereof, each member of the Group is in material compliance with all applicable laws and contracts relating to the pension schemes (if any) operated by it or in which it participates and each such pension scheme is fully funded (by provision in the relevant balance sheet or otherwise) based on reasonable actuarial assumptions and administered and funded in accordance with applicable law.

20.32 **Business Plan**

The factual information contained in the most recent Business Plan delivered to the Agent is true, complete and accurate in all material respects, the financial projections contained therein have been prepared on the basis of recent historical information and on the basis of fair and reasonable assumptions and after careful consideration and nothing has occurred since the date it was delivered to the Agent (in the case of the Business Plan delivered to the Agent pursuant to Clause 2.3 (*Conditions Precedent*)) or been omitted (in the case of the most recent Business Plan) that renders the information contained in such Business Plan inaccurate or misleading in any materially adverse respect.

The most recent Business Plan delivered to the Agent has been prepared by reference to accounting policies which are in all material respects consistent with German GAAP (reconciled to US GAAP).

20.33 **Repetition of Representations**

20.33.1 The Repeated Representations shall be deemed to be repeated by the relevant Obligor by reference to the then existing facts and circumstances on each of the Closing Date, the Merger Date, the date each Notice of Drawdown is given, on the first day of each Interest Period, on each date on which an Advance is or is to be made (or any Advance is rolled over) and on each date on which a person becomes (or it is proposed that a company becomes) an Additional Obligor and at the end of each Financial Quarter of the Group.

20.33.2 Clause 20.32 (*Business Plan*) shall be made or deemed to be made on the date of this Agreement and thereafter on the date any Business Plan is delivered in accordance with Clause 21.5 (*Business Plan*), paragraph (a) of the definition of Permitted Acquisitions or paragraph (j) of the definition of Permitted Disposals.

20.33.3 Clause 20.14 (*Information Memorandum*) shall be deemed to be made on the date of this Agreement and on the Syndication Date.

21. **FINANCIAL INFORMATION**

21.1 **Annual Statements**

Each Borrower shall as soon as the same become available, but in any event within 120 days after the end of each of its financial years, deliver to the Agent in sufficient copies for the Lenders its financial statements (or, in the case of the Original Borrower, both the consolidated financial statements of the Group and the Adjusted Financial Statements (if they are, or if prepared would be, different from the consolidated financial statements of the Group)) for such financial year, audited by an internationally recognised firm of

independent auditors licensed to practise in its jurisdiction of incorporation, and the related auditor's reports.

Such annual statements shall include a balance sheet, profit and loss account and cash flow statement.

21.2 **Quarterly Statements**

The Original Borrower shall as soon as the same become available, but in any event within 45 days after the end of each quarter of each of its financial years deliver to the Agent in sufficient copies for the Lenders both the consolidated financial statements of the Group and the Adjusted Financial Statements (if they are, or if prepared would be, different from the consolidated financial statements of the Group), for such period (except that the financial statements for the quarter ending on 30 September 2000 shall be delivered together with the financial statements for the quarter ending on 31 December 2000).

Such quarterly statements shall be in a form reasonably acceptable to the Agent and shall include:

21.2.1 a balance sheet, profit and loss account and cash flow statement;

21.2.2 a breakdown of revenues by reference to business lines;

21.2.3 (i) a comparison with the projected financial statements for the same financial quarter contained in the most recent Business Plan, and (ii) a comparison with the financial statements for the same financial quarter of the previous year, save that, no comparison shall be provided in respect of any financial quarter falling in 2000 and the financial quarters ending on 31 March 2001 and on 30 June 2001 **provided that** the unaudited carve out financials prepared by DTAG for the Acquired Business in respect of the six month period ending on 30 June 2000 shall be delivered with the unaudited consolidated financial statements of the Original Borrower for the financial quarter ending on 30 June 2001;

21.2.4 a description of significant acquisitions and disposals, and other transactions or events which are material in the context of the Group occurring in that financial quarter; and

21.2.5 a management commentary thereon as to, *inter alia*, the Group's performance during such quarter and any material developments or proposals affecting the Group or its business.

21.3 **Requirements as to Financial Statements**

Each Borrower shall ensure that each set of financial statements delivered by it pursuant to this Clause 21 (*Financial Information*) is certified by an Authorised Signatory of such Borrower as showing with reasonable accuracy its financial condition (or in the case of the Original Borrower, the financial condition of the Group) as at the end of the period to which those financial statements relate and the results of its (or as the case may be, the Group's) operations during such period.

21.4 **Compliance Certificates**

The Original Borrower shall ensure that each set of financial statements delivered by it pursuant to Clause 21.1 (*Annual Statements*) and Clause 21.2 (*Quarterly Statements*) is accompanied by a Compliance Certificate signed by the Original Borrower's auditors (in the case of a Compliance Certificate delivered with the annual financial statements of the Group) and by two directors of the Original Borrower (in the case of a Compliance Certificate delivered with its annual or its quarterly financial statements). Each Compliance Certificate shall provide sufficient information to determine which subsidiaries of the Original Borrower are Material Subsidiaries.

21.5 **Business Plan**

The Original Borrower shall, as soon as the same becomes available, and in any event not later than thirty (30) days after the beginning of any financial year deliver to the Agent in sufficient copies for the Lenders the Business Plan (in a form agreed with the Agent and to be divided by reference to business lines) for the period beginning on 1 January of such financial year and ending on the date one year after the Final Maturity Date prepared by reference to each Financial Quarter in respect of the immediately following financial year of the Group and prepared on an annual basis in respect of each other applicable financial year of the Group, including:

21.5.1 list of the operating and market assumptions made for the purpose of the relevant Business Plan;

21.5.2 projected profit and loss accounts (including projected turnover and operating costs) for and projected balance sheets and cash flow statements on a quarterly basis for the immediately following financial year and on an annual basis for each financial year thereafter, in each case on a consolidated basis for the Group;

21.5.3 projected capital expenditure to be incurred on a quarterly basis for the immediately following financial year and on annual basis or each financial year thereafter on a consolidated basis for the Group;

21.5.4 projected EBIT and EBITDA as at the end of each Financial Quarter in the immediately following financial year and on an annual basis for each financial year thereafter;

21.5.5 forecasts of projected disposals (including timing and amount thereof) on a consolidated basis of the Group for each financial year;

21.5.6 projected performance in relation to each of the requirements set out in Clause 23.1 (*Financial Condition*); and

21.5.7 a qualitative analysis and commentary from the management on its proposed activities for each financial year.

21.6 **Other Financial Information**

Each Relevant Obligor shall from time to time on the request of the Agent (acting reasonably), furnish the Agent with such information about the business, condition (financial or otherwise), operations, performance, properties or prospects of the Group as

the Agent or any Lender (through the Agent) may reasonably require and, in particular, all information and documents as may be required under Sections 13, 13(a) and 18 of the German Banking Act (*Gesetz über das Kreditwesen*).

21.7 **Accounting Policies**

Each Relevant Obligor shall ensure that each set of financial statements delivered pursuant to this Clause 21 (*Financial Information*) (with normal period end adjustments for quarterly accounts) is prepared using accounting policies, practices, procedures and reference period consistent with those applied in the preparation of the first financial statements delivered by such Relevant Obligor pursuant to Clause 21.1 (*Annual Statements*) (it being understood that the first financial statements delivered by each Relevant Obligor pursuant to Clause 21.1 (*Annual Statements*) shall be prepared using German GAAP (reconciled to US GAAP)) (the "**Reference Financial Statements**") unless, in relation to any such set of financial statements, the Original Borrower notifies the Agent that there have been one or more changes in any such accounting policies, practices, procedures or reference period and the Original Borrower provides:

21.7.1 a description of the changes and the adjustments which would be required to be made to those financial statements in order to cause them to use the accounting policies, practices, procedures and reference period upon which the Reference Financial Statements were prepared; and

21.7.2 sufficient information, in such detail and format as may be reasonably required by the Agent, to enable the Lenders to make an accurate comparison between the financial position indicated by those financial statements and the Reference Financial Statements.

If there has been a change in accounting policies, practices, procedures or reference period and the description and information required by this Clause 21.7 (*Accounting Policies*) have been provided by the auditors in connection with such change and any amendments have been agreed pursuant to Clause 21.8 (*Change in Accounting Policies*) in connection with such change, then such change shall become part of the normal accounting policies, practices, procedures and reference period as if it were used in the preparation of the Reference Financial Statements.

21.8 **Change in Accounting Policies**

If there has been one or more such changes in any accounting policies, practices or procedures or reference period:

21.8.1 the Agent and the Original Borrower shall (in consultation with the auditors of the Original Borrower), at the Agent's request, negotiate in good faith with a view to agreeing such amendments to the financial covenants in Clause 23 (*Financial Condition*) and the definitions used therein as may be necessary to grant to the Lenders protection comparable to that granted on the date hereof, and any amendments as agreed will have effect on the date agreed between the Agent and the Original Borrower; and

21.8.2 if no such agreement is reached within 30 days of the Agent's request, the Agent shall (if so requested by an Instructing Group) instruct the auditors of the

Original Borrower or independent accountants (approved by the Original Borrower or, in the absence of such approval within 5 days of request by the Agent therefor, a firm with recognised expertise) to determine any amendment to Clause 23 (*Financial Condition*) which those auditors or, as the case may be, accountants (acting as experts and not arbitrators) consider appropriate to grant to the Lenders protection comparable to that granted on the date hereof, which amendments shall take effect when so determined by those auditors, or as the case may be, accountants. Where such auditors or accountants are instructed hereunder, the cost and expense of those auditors or accountants shall be for the account of the Original Borrower **provided that** if the amendments determined by such auditors or accountants are the same in all material respects as those proposed by the Original Borrower, the cost and expense of those auditors or accountants shall be for the account of the Lenders.

22. **OTHER INFORMATION**

22.1 **Information as to Guarantors**

The Original Borrower shall from time to time, at the request of the Agent, furnish the Agent with a report issued by its auditors stating which of its subsidiaries are Material Subsidiaries.

22.2 **Shareholder Information**

The Original Borrower shall, as soon as reasonably practicable, after the same are supplied or made available, furnish the Agent with such general information as is required by law to be supplied or made available to all shareholders (in their capacity as such) of the Original Borrower.

22.3 **Information from Auditors**

The Original Borrower shall at the reasonable request of the Agent require and authorise its auditors to discuss with the Agent the information and other matters related to or arising out of the annual audit of the Group by the auditors for the time being of the Original Borrower (it being acknowledged that the Agent, the Original Borrower and the auditors will need to agree a mutually acceptable engagement letter).

22.4 **Litigation and Environmental Claims**

The Original Borrower shall advise the Agent promptly upon becoming aware of the same of the details of:

22.4.1 each litigation, arbitration or administrative proceeding pending or reasonably likely to be commenced against any member of the Group which, if adversely determined, would be reasonably likely to result in liability of such member of the Group in an amount in excess of EUR10,000,000 (or its equivalent) and shall make adequate reserves in respect of any such litigation, arbitration or administrative proceeding; and

22.4.2 each Environmental Claim which would involve liability or expenditure in excess of EUR10,000,000 (or its equivalent).

22.5 **Acquisition Documents**

The Original Borrower shall promptly inform the Agent of any event, fact or circumstance which would constitute a breach of warranty or misrepresentation or breach of contract under the Acquisition Documents or any other matter which would entitle any member of the Group to make a claim against KDG or any other party to the Acquisition Documents or any affiliate thereof or any of their respective employees, officers or advisers as soon as it is aware of the same.

22.6 **Shareholders of the Parent**

The Parent shall promptly inform the Agent in writing upon any transfer of any legal or beneficial ownership of the shares of the Parent or any change of control of such shares of which, in either case, it is aware and such notice shall include to the extent known (after reasonable enquiry) details of the previous owner or controller and the new owner or controller and the number and type of shares affected.

22.7 **Information Regarding Service Agreements and Material Contracts**

The Original Borrower shall:

22.7.1 promptly supply to the Agent copies of all documents relevant to any Group member's rights and obligations under any Service Agreement which could reasonably be considered to be material to the interests of the Finance Parties (including, without limitation, (i) any notices relating to any default or breach under any Service Agreement or the termination, extension or non-extension of any Service Agreement and (ii) any amendments, variations, novations or supplements of any Service Agreement);

22.7.2 keep the Agent regularly informed of all material developments and material progress under any Service Agreement or Material Contract;

22.7.3 promptly inform the Agent of any material default or breach by any party under any Material Contract; and

22.7.4 no later than 12 months prior to the expiration or termination date of any Service Agreement, notify the Agent of the intention of the relevant Group member to extend the relevant Service Agreement or to enter into a Replacement Service Agreement or the intention of the Original Borrower to arrange for the relevant service to be provided within the Group.

22.8 **Information regarding Network Upgrade**

The Original Borrower shall from time to time on request of the Agent (acting reasonably), inform the Agent of material developments and material progress in relation to the plan of any Group member to upgrade the cable network of the Acquired Business (including, without limitation, the plan of any Group member to contact customers in relation to the services being provided).

22.9 **Vendor Supply Contract**

If at any time prior to the earlier of: (i) the date that 50% by value of the work orders (however so described) under the Vendor Supply Contract have been issued by the Target, (ii) the date that the Term C Facility has become fully available in accordance with sub-clause 3.5.2 (*Availability Test Applicable to Term C Facility*) of Clause 3.5

(*Availability Tests*) and (iii) the date on which the Term C Commitments of the Lenders are reduced to zero, the Target has not issued any work orders for a period of at least four consecutive months then the Original Borrower shall promptly notify the Agent of:

22.9.1 the reasons why no such work orders have been issued for such period and of the intentions of the Target with respect to the issue of work orders; and

22.9.2 any change in respect of the intentions of the Target notified to the Agent pursuant to sub-clause 22.9.1.

23. FINANCIAL CONDITION

23.1 Financial Condition

The Original Borrower shall ensure that the financial condition of the Group shall be such that:

23.1.1 *Pro Forma Debt Service Cover:* the ratio of Annualised Cash Flow for the Financial Quarter ending on any Quarter Date specified in Column 1 below to Net Debt Service for the succeeding period of twelve months commencing on the Quarter Date specified in Column 1 below shall not be less than the ratio set out in Column 2 opposite such Quarter Date.

Column 1 **Quarter Date**	**Column 2** **Ratio**
30 September 2004	1.00:1.00
31 December 2004 and thereafter 31 December, 31 March, 30 June and 30 September in each year	1.05:1.00

23.1.2 *Senior Interest Cover:* Senior Interest Cover for each Relevant Period specified in Column 1 below shall not be less than the ratio set out in Column 2 below opposite such Relevant Period.

Column 1 **Relevant Period** **(ending on)**	**Column 2** **Ratio**
31 March 2001 and, up to and including 31 December 2002, 30 June, 30 September, 31 December and 31 March in each year	1.25:1.00
31 March 2003	1.50:1.00
30 June 2003	1.75:1.00
30 September 2003	1.75:1.00
31 December 2003	2.00:1.00

Column 1 Relevant Period (ending on)	**Column 2 Ratio**
31 March 2004	2.50:1.00
30 June 2004	2.75:1.00
30 September 2004	3.00:1.00
31 December 2004	3.25:1.00
31 March 2005	4.25:1.00
30 June 2005	4.50:1.00
30 September 2005	4.75:1.00
31 December , 2005 and, thereafter, 31 March, 30 June, 30 September and 31 December	5.00:1.00

"**Senior Interest Cover**" means, in relation to any Relevant Period, the ratio of EBITDA to Senior Debt Interest Expense for such Relevant Period.

23.1.3 *Total Interest Cover:* Total Interest Cover for each Relevant Period specified in Column 1 below shall not be less than the ratio set out in Column 2 below opposite such Relevant Period.

Column 1 Relevant Period (ending on)	**Column 2 Ratio**
31 March 2003	0.85:1.00
30 June 2003	1.00:1.00
30 September 2003	1.15:1.00
31 December 2003	1.25:1.00
31 March 2004 and 30 June 2004	1.50:1.00
30 September 2004	1.75:1.00
31 December 2004	2.00:1.00
31 March 2005 and, up to and including 31 June 2006, 30 June, 30 September, 31 December and 31 March in each year	2.25:1.00
30 September 2006 and, up to and including 30 June 2007, 30 September, 31 December, 31 March and 30 June in each	2.50:1.00

Column 1 Relevant Period (ending on)	Column 2 Ratio
year	
30 September 2007 and 31 December 2007	2.75:1.00
31 March 2008 and, thereafter, 30 June, 30 September and 31 December and 31 March in each year	3.00:1.00

"**Total Interest Cover**" means, in relation to any Relevant Period, the ratio of EBITDA to Total Debt Interest Expense for such Relevant Period.

23.1.4 *Senior Debt Leverage:* Senior Debt Leverage in respect of each Quarter Date specified in column 1 below shall not be more than the ratio set out in column 2 below opposite such Quarter Date.

Column 1 Quarter Date	Column 2 Ratio
31 March 2003	7.50:1.00
30 June 2003	6.50:1.00
30 September 2003	6.00:1.00
31 December 2003	5.50:1.00
31 March 2004	5.00:1.00
30 June 2004	4.50:1.00
30 September 2004	4.25:1.00
31 December 2004	3.75:1.00
31 March 2005	3.25:1.00
30 June 2005 and each Quarter Date thereafter	3.00:1.00

"**Senior Debt Leverage**" means, in respect of any Quarter Date, the ratio of Total Senior Debt to Annualised EBITDA for the Relevant Period ending on such Quarter Date.

23.2 **Financial Definitions**

In Clause 23 (*Financial Condition*) the following terms have the following meanings.

"**Annualised Cash Flow**" means Cash Flow calculated for the Relevant Period multiplied by four.

"**Annualised EBITDA**" means EBITDA calculated for the Relevant Period multiplied by four.

"**Capital Expenditure**" means any expenditure or obligations in respect of expenditure (including any obligation in respect of the capital element of any finance lease or capital lease) for the acquisition of equipment, fixed assets, real property, intangible assets and other assets of a capital nature, or for the replacements or substitutions therefor or

additions or improvements thereto, that in any such case have a useful life of more than one year together with costs incurred in connection therewith.

"**Cash Flow**" means, in respect of any Relevant Period, EBITDA of the Group after *adding:*

(a) any decrease in the amount of Working Capital; and

(b) any cash receipt in respect of any exceptional or extraordinary item,

and deducting:

(i) any increase in the amount of Working Capital;

(ii) any amount actually paid or due and payable in respect of taxes on the profits of any member of the Group or any other taxes; and

(iii) any cash payment in respect of any exceptional or extraordinary item,

and so that no amount shall be included or excluded more than once.

"**Current Assets**" means the aggregate of inventory, trade and other receivables of each member of the Group including sundry debtors (but excluding cash at bank and Cash Equivalent Investments) maturing within twelve months from the date of computation and excluding amounts due from KDG in connection with the Acquisition.

"**Current Liabilities**" means the aggregate of all liabilities (including trade creditors, accruals and provisions and prepayments) of the Group on a consolidated basis falling due within twelve months from the date of computation but excluding Indebtedness for Borrowed Money of the Group on a consolidated basis falling due within such period and any interest accruing on such Indebtedness for Borrowed Money due in such period and excluding amounts due to KDG in connection with the Acquisition.

"**EBIT**" means, in respect of any Relevant Period, the consolidated profits before tax of the Group *adding back*:

(a) any interest (including the interest element of leasing and hire purchase payments and capitalised interest) payable or receivable in respect of such Relevant Period by the Group on a consolidated basis in respect of Indebtedness for Borrowed Money;

(b) any commission, fees, discounts and similar payments payable or receivable by the Group on a consolidated basis in respect of Indebtedness for Borrowed Money which are accounted for in such Relevant Period;

(c) the net amounts receivable or payable in respect of such Relevant Period pursuant to the interest hedging arrangements entered into in respect of the Facilities; and

(d) any items treated as exceptional or extraordinary items to the extent that they are included in profits before tax of the Group on a consolidated basis (it being

agreed that all gains and losses on disposal of assets shall be treated as exceptional);

provided that (i) the profits before tax of a person which is not wholly-owned by the Original Borrower shall only be included in the consolidated profits before tax of the Group for the purpose of this definition if (a) the Original Borrower is entitled to control the payment of dividends (or its equivalent) by such person and (b) such person has provided an unconditional guarantee and full first priority security over its assets and its shares or partnership interests (or equivalent) in favour of the Finance Parties, (ii) in the case of a person which is not wholly-owned by the Original Borrower (and which does not satisfy the test in paragraph (i) above) or any investment in a Joint Venture, only cash dividends (or its equivalent) received by a member of the Group from such other person or investment shall be included, and (iii) dividends or other distributions of capital paid to persons who are not members of the Group and who hold minority interests in members of the Group shall be excluded to the extent that those minority interests are held in a person whose profits before tax is included in the consolidated profits before tax of the Group.

"**EBITDA**" means, for any Relevant Period, EBIT before any amount attributable to amortisation of intangible assets (including goodwill (including any amount attributable to goodwill arising on acquisitions such as the Acquisition)) and depreciation of tangible assets and amortisation, or the writing off of transaction expenses in relation to the Acquisition (to the extent, in each case, deducted in calculating EBIT) and before any realised and unrealised exchange gains and losses including, without limit, those arising on translation of currency borrowings.

"**Eligible Deposit Banks**" means any bank or financial institution with a short term rating of at least A1 granted by S&P or P1 granted by Moody's.

"**Excess Cash Flow**" means, in respect of any Relevant Period, Cash Flow for that period **less**

(a) Net Debt Service but adding back the amount of any cash dividends paid or made in such period;

(b) voluntary prepayments of the Term Facilities during such period; and

(c) Capital Expenditure of the Group during such period funded from Cash Flow for such period.

"**Financial Quarter**" means the period commencing on the day after one Quarter Date and ending on the next Quarter Date.

"**Net Debt Service**" means, in respect of any Relevant Period (without duplication), the aggregate of:

(a) Senior Debt Interest Expense;

(b) the aggregate of scheduled and mandatory payments of the principal of any Indebtedness for Borrowed Money falling due (but excluding any amounts

falling due under the Revolving Facility other than any payments required to be made in permanent reduction of the Revolving Facility); and

(c) the amount of any payment specified in paragraph (ii) of the definition of Total Debt Interest Expense,

provided that for the purpose of the determination of the ratio in Clause 23.1.1 (*Pro Forma Debt Service Cover*) Senior Debt Interest Expense in paragraph (a) above shall be calculated on the basis of, LIBOR for the currency of the relevant outstanding Advance, for a period of three months starting on the first day of the Relevant Period.

"**Quarter Date**" means each of 31 March, 30 June, 30 September and 31 December.

"**Relevant Period**" means:

(i) in relation to Senior Debt Leverage, Senior Interest Cover, Total Interest Cover, the ratio of Total Senior Debt to Annualised EBITDA (for the purpose of Clause 3.5.1 (*Availability Test Applicable to any Advance*), the ratio of Total Debt to Annualised EBITDA (for the purpose of Clause 6.3 (*Term Margin Ratchet*) and Clause 8.3 (*Revolving Margin Ratchet*)) and Cash Flow, as used to determine Pro Forma Debt Service Cover, each period of three months ending on the last day of each Financial Quarter of the Original Borrower's financial year;

(ii) in relation to the ratio of Total Senior Debt to EBITDA (for the purpose of the definitions of Change of Control Termination Date and Dividend Restriction Termination Date), each period of twelve months ending on the last day of each Financial Quarter of the Original Borrower's financial year;

(iii) in relation to Excess Cash Flow, each period of twelve months ending on the last day of the Original Borrower's financial year; and

(iv) in relation to Net Debt Service as used to determine Pro Forma Debt Service Cover, each period of twelve months commencing on a Quarter Date.

"**Senior Debt Interest Expense**" means, in respect of any Relevant Period, the amount falling within paragraph (i) of the definition of Total Debt Interest Expense for such period.

"**Total Debt**" means, at any time (without double counting), the aggregate of: (i) indebtedness of the Parent under the Senior Notes, the Bridge Facility Agreement and the Deferred Purchase Price Agreement; and (ii) Total Senior Debt.

"**Total Debt Interest Expense**" means, in respect of any Relevant Period, the aggregate of:

(i) (A) the amount of the interest (including the interest element of leasing (including in respect of the Duct Agreement and network leases referred to in paragraphs (i) and (ii) of the proviso to the definition of Finance Lease) and hire purchase payments and capitalised interest) payable by the Group on a consolidated basis in respect of such Relevant Period other than in respect of up

to EUR 100,000,000 (or its equivalent) of Indebtedness for Borrowed Money which falls under paragraph (h) of the definition of Permitted Indebtedness payable in respect of such Relevant Period by the Group on a consolidated basis; and (B) any commission, fees, discounts and similar payments payable by the Group on a consolidated basis which are accounted for in such Relevant Period,

including any commission, fees, discounts and similar payments payable by any member of the Group under any interest rate hedging arrangement permitted by this Agreement,

but deducting (a) any commission, fees, discounts and similar payments receivable by any member of the Group under any interest rate hedging instrument permitted by this Agreement, and (b) any interest receivable by any member of the Group in respect of such Relevant Period on any deposit or bank account; and

(ii) the amount of any payments made by a member of the Group to the Parent which did not, when paid, constitute an Event of Default under paragraph (i) of sub-clause 25.22.2 of Clause 25.22 (*Dividends and Distributions*) or were, when paid, permitted by either paragraph (b) of the definition of Permitted Transactions or Clause 24.23 (*Subordinated Debt*).

"Total Senior Debt" means, at any time (without double counting) indebtedness of the Group constituting Indebtedness for Borrowed Money but excluding: (i) such indebtedness of a member of the Group to another member of the Group to the extent such indebtedness is permitted under this Agreement, and (ii) up to EUR 100,000,000 (or its equivalent) of Indebtedness for Borrowed Money which falls under paragraph (h) of the definition of Permitted Indebtedness.

"Working Capital" means on any date Current Assets less Current Liabilities.

23.3 **Financial Testing**

The financial covenants set out in Clause 23 (*Financial Condition*) shall be tested by reference to each of the financial statements delivered pursuant to Clause 21.2 (*Quarterly Statements)* and each Compliance Certificate required to be delivered with such financial statements.

23.4 **Auditor's Verification**

The Agent may, at any time if it has reasonable grounds for believing that:

23.4.1 any figure contained in the financial statements delivered under Clause 21 (*Financial Information*) which relates to:

(i) the financial conditions set out in Clause 23.1 (*Financial Condition*);or

(ii) the financial conditions to be satisfied in order to permit a reduction in margin in accordance with Clause 6.3 (*Term Margin Ratchet*) or Clause 8.3 (*Revolving Margin Ratchet*); or

(iii) the financial condition to be satisfied to reduce mandatory prepayments from Excess Cashflow in accordance with Clause 13.4 (*Mandatory Prepayment from Excess Cash Flow*); or

23.4.2 any figure or calculation made in a Compliance Certificate delivered under Clause 21.4 (*Compliance Certificates*) or a report made pursuant to Clause 22.1 (*Information as to Guarantors*),

is incorrect, inaccurate or incomplete in any material respect, request the auditors of the Group to report on all or any of such figures or calculations in a form reasonably satisfactory to the Agent and the Original Borrower will authorise its auditors to comply with such request.

If such auditors fail to report on such figures to the reasonable satisfaction of the Agent after being requested to do so, the Agent (acting on the instructions of an Instructing Group) may appoint an independent firm of accountants to carry out an appropriate investigation and give a certificate in a form and content reasonably satisfactory to an Instructing Group certifying or verifying the relevant figures and satisfaction of the above financial conditions shall be determined by reference to the figures so verified or certified even if the audited or management accounts for the same date or period have not yet been published. Where such firm of accountants is instructed hereunder, the cost and expense of such firm of accountants shall be for the account of the Original Borrower **provided that** if such firm of accountants finds that the relevant figures or calculations are correct, accurate and complete in all material respects the cost and expense of such firm of accountants shall be for the account of the Lenders.

23.5 **Accounting Terms**

All accounting expressions to the extent that not otherwise defined herein shall be construed in accordance with German GAAP (reconciled to US GAAP).

24. COVENANTS

24.1 **Maintenance of Legal Validity and Legal Status**

Each Obligor shall do all such things as are necessary to maintain its existence as a legal person and obtain, comply with the terms of and do all that is necessary to maintain in full force and effect all material authorisations, approvals, licences, consents, registrations and exemptions required in or by the laws of its jurisdiction of incorporation to enable it lawfully to enter into, exercise its rights under and perform and comply with its obligations under the Finance Documents and the Service Agreements to which it is expressed to be a party and to ensure the legality, validity, enforceability or admissibility in evidence in its jurisdiction of incorporation of the Finance Documents and the Service Agreements and, on request of the Agent, supply copies (certified by an Authorised Signatory of the relevant Obligor as true, complete and up to date) of any such authorisations, approvals, licences, consents, registrations and exemptions.

24.2 **Insurance**

24.2.1 Each Relevant Obligor shall and shall procure that each member of the Group shall effect and maintain insurances on and in relation to its business and assets with reputable underwriters or insurance companies against such risks and to

such extent as is usual for persons carrying on a business such as that carried on by such member of the Group (including, but not limited to, loss of earnings, business interruption, directors and officers liability cover).

24.2.2 Without prejudice to sub-clause 24.2.1, each Relevant Obligor shall, and shall procure that each Group member effects and maintains insurances on and in relation to its business and assets:

(i) against such risks and at such levels as are normally maintained by persons carrying on the same business as that carried on by such Group member; and

(ii) in compliance with any relevant agreements which are binding on it from time to time.

24.2.3 The Original Borrower shall (if so requested in writing) supply the Agent with copies of all such insurance policies or certificates of insurance in respect thereof or (in the absence of the same) such other evidence of the existence of such policies as may be reasonably acceptable to the Agent and shall, in any event, notify the Agent of any material changes to its insurance cover as previously described to the Agent made from time to time.

24.3 **Environmental Matters**

24.3.1 Each Obligor shall and shall ensure that each member of the Group shall comply in all material respects with all Environmental Law and obtain and maintain any Environmental Permits necessary for the conduct of its business where any failure to comply or to obtain and maintain could reasonably be expected to have a Material Adverse Effect.

24.3.2 Each Obligor shall, and shall procure that each Group member shall, inform the Agent in writing as soon as reasonably practicable upon becoming aware of the same if any Environmental Claim has been commenced or (to the best of its knowledge and belief) is threatened against any member of the Group in any case where such claim would be reasonably likely to have a Material Adverse Effect or of any facts or circumstances which will or are reasonably likely to result in any Environmental Claim being commenced or threatened against any member of the Group in any case where such claim could reasonably be expected to have a Material Adverse Effect.

24.4 **Notification of Events of Default**

Each Obligor shall and shall procure that each Group member shall, promptly inform the Agent of the occurrence of any Event of Default or Potential Event of Default and, upon receipt of a written request to that effect from the Agent (if the Agent has reasonable grounds for believing that there may be an Event of Default or Potential Event of Default), confirm to the Agent that, save as previously notified to the Agent or as notified in such confirmation, no Event of Default or Potential Event of Default has occurred.

24.5 **Claims Pari Passu**

Each Obligor shall ensure that at all times the claims of the Finance Parties against it under the Finance Documents rank (subject to the Reservations), to the extent that they are secured pursuant to a Security Document, prior to and otherwise at least *pari passu* with the claims of all its other unsecured and unsubordinated creditors save those whose claims are preferred solely by any bankruptcy, insolvency, liquidation or other similar laws of general application.

24.6 **Consents and Approvals**

Each Relevant Obligor shall, and shall procure that each member of the Group shall, comply in all material respects with all applicable laws, rules, regulations and orders and obtain and maintain all governmental and regulatory consents, licences, authorisations and approvals necessary for the conduct of the business of the Group as a whole in accordance with the most recent Business Plan.

24.7 **Conduct of Business**

Each Relevant Obligor shall, and shall procure that each member of the Group shall, ensure that it has the right and is duly qualified to conduct its business as it is conducted from time to time in all applicable jurisdictions and does all things necessary to obtain, preserve and keep in full force and effect all material rights including, without limitation, all authorisations, franchises, contracts, licences, consents and other rights which are necessary for the conduct of the business of the Group as a whole.

24.8 **Tax**

24.8.1 Each Relevant Obligor shall, and shall procure that each member of the Group shall, duly and punctually pay and discharge (a) all taxes, assessments and governmental charges imposed upon it or its assets within the time period allowed therefor without incurring penalties and without resulting in an Encumbrance with priority to any Lender or any security purported to be granted by or created pursuant to the Security Documents (save to the extent payment thereof is being contested in good faith by the relevant Group member and adequate reserves are being maintained for those taxes and where payment thereof can lawfully be withheld) and (b) all lawful claims which, if unpaid, would by law become Encumbrances upon its assets which are not Permitted Encumbrances.

24.8.2 No Relevant Obligor shall, and each Relevant Obligor shall ensure that no member of the Group shall be materially overdue in the filing of any tax returns.

24.8.3 Each Relevant Obligor shall, and each Relevant Obligor shall ensure that each member of the Group shall, do all such things as are necessary to ensure that no claims are or are reasonably likely to be asserted against any Group member with respect to taxes which could reasonably be expected to have a Material Adverse Effect

24.8.4 If the Tax Reform Bill or any other bill, which enables partnerships to be taxed like a public limited company, becomes law in Germany, the Original Borrower shall: (i) not elect to have its income taxed pursuant to such corporate taxation scheme and (ii) procure that the Target will not elect to have its income taxed

pursuant to such corporate taxation scheme unless the Original Borrower demonstrates, to the satisfaction of the Agent, that such election would be beneficial to the Group and would not prejudice the interests of the Finance Parties.

24.8.5 No Relevant Obligor shall, and each Relevant Obligor shall ensure that no member of the Group shall, enter into any arrangements in relation to taxes which may give rise to the Parent having a claim against any member of the Group unless subordinated in a manner confirmed in writing by the Agent as being satisfactory or any member of the Group being liable for any obligation of the Parent.

24.9 **Security**

24.9.1 Each Obligor shall take all such action (the cost of such action to be borne by the Original Borrower):

(i) as the Agent or the Security Agent may require (acting reasonably) for the purpose of perfecting or protecting the Finance Parties' rights under and preserving the security interests intended to be created or evidenced by any of the Finance Documents; and

(ii) as the Agent or the Security Agent may require following the making of any declaration pursuant to Clause 25.24 (*Acceleration and Cancellation*) or 25.26 (*Advances Due on Demand*) for facilitating the realisation of any such security or any part thereof.

24.9.2 Each Relevant Obligor shall, and shall procure that each Material Subsidiary shall, to the extent legally possible and as required by the Agent (acting on the instructions of an Instructing Group (acting reasonably)) from time to time:

(i) as soon as reasonably practicable (and in any event within 30 days of notice from the Agent) create or procure the creation of first priority security over its assets in favour of the Finance Parties to secure all or any of the obligations of the Obligors under the Finance Documents;

(ii) procure the compliance with this Agreement of any other Group member which is not already a party hereto as an Obligor; and

(iii) promptly provide additional security acceptable to an Instructing Group if any new Group member is incorporated or acquired or any assets or business are acquired or any service which was provided under a Service Agreement (other than an Indispensable Service Agreement) is to be provided within the Group,

and for the purposes of this sub-clause 24.9.2 in determining whether it is reasonable for an Instructing Group to require any security to be provided pursuant to paragraphs (i) and (iii) above due regard shall be had to the cost of such security being obtained, whether the giving of such security would interfere with the relevant company's business or would give rise to material adverse tax consequences, the value of that security and any risk that the

directors of any company being asked to provide such security could be held to be in breach of applicable company or criminal law in providing such security.

24.9.3 Each Obligor shall, and shall procure that each member of the Group shall, ensure that (subject to the Reservations) each Security Document to which it is a party creates the security interest which that Security Document purports to create or, if that Security Document purports to evidence a security interest, accurately evidences a security interest which has been validly created and that each security interest ranks in priority as specified in the Security Document creating or evidencing that interest.

24.10 **Pensions**

24.10.1 The Relevant Obligors will, if requested by the Agent, deliver to the Agent at such time as those reports are prepared in order to comply with then current statutory or auditing requirements (if any), actuarial reports in relation to the pension schemes for the time being operated by members of the Group.

24.10.2 The Relevant Obligors shall, and shall procure that each Group member shall, ensure that all pension schemes are fully funded (by provision in the relevant balance sheet or otherwise) based on reasonable actuarial assumptions and are administered and funded in accordance with applicable law.

24.11 **Access**

While an Event of Default or Potential Event of Default (or the Agent reasonably suspects an Event of Default or Potential Event of Default) is continuing and is not remedied or waived, the Original Borrower shall ensure that any one or more representatives, agents and advisers of the Agent and/or any of the Lenders will be allowed to have access to the assets, books, records and premises of each Group member and to inspect the same during normal business hours (at the expense of the Original Borrower).

24.12 **Intellectual Property**

Each Relevant Obligor shall, and shall procure that each Group member shall:

24.12.1 make such registrations and pay such fees and other amounts as are necessary to keep those registered Intellectual Property Rights which are material to the business of the Group as a whole in force and to record its interest in those Intellectual Property Rights;

24.12.2 observe and comply with all material obligations and laws to which it in its capacity as registered proprietor, beneficial owner, user, licensor or licensee of the Intellectual Property Rights (or any part thereof) is subject where failure to do so could reasonably be expected to have a Material Adverse Effect;

24.12.3 do all acts as are reasonably practicable (including, without limitation, the institution of legal proceedings) to maintain, protect and safeguard the Intellectual Property necessary for the business of the Group as a whole; and

24.12.4 not terminate or discontinue the use of any such Intellectual Property save that licensing arrangements in relation to such Intellectual Property may be entered

into between members of the Group **provided that** (1) such licensing arrangements do not allow any further sub-licensing by the licensee and (2) such licensing arrangements would not have a material adverse effect on the value of any of the Intellectual Property the subject matter of such licensing arrangements.

24.13 **Bank Accounts**

Each Relevant Obligor shall ensure that all sums received by a Relevant Obligor which is party to a Security Document providing security over a bank account in favour of the Security Agent or the Finance Parties are paid into a Security Account or bank account or accounts with such banks or financial institutions previously approved in writing by an Instructing Group and which are subject (to the extent legally possible) to security in favour of the Security Agent or the Finance Parties pursuant to the Security Documents.

24.14 **Claims**

24.14.1 The Original Borrower shall, and shall procure that each Relevant Obligor shall, diligently pursue all material claims for breach of contract or warranty by, or misrepresentation by, or indemnity or other claim against KDG or any affiliate thereof or any of their respective employees, officers or advisers or any other party under or in connection with any Acquisition Document unless the board of directors of the relevant Group member has resolved after due consideration that any such action would not be in the best interests of that Group member.

24.14.2 Each Relevant Obligor shall, and each Relevant Obligor shall procure that each Group member shall, take all reasonable actions to enforce any material claim it has in relation to the warranties given under the Service Agreements and to enforce all other material rights and entitlements it may have under the Service Agreements unless the board of directors of the relevant Group member has resolved after due consideration that any such action would not be in the best interests of that Group member.

24.15 **Negative Pledge**

No Relevant Obligor shall, and each Relevant Obligor will procure that no member of the Group shall, create or permit to subsist any Encumbrance over all or any of its present or future revenues or assets other than a Permitted Encumbrance or create any restriction or prohibition on Encumbrances over all or any of its present or future revenues or assets.

24.16 **Loans and Guarantees**

No Relevant Obligor shall, and each Relevant Obligor will procure that no member of the Group shall, make any loans, grant any credit or other financial accommodation or give any guarantee (except as required by the Finance Documents) to or for the benefit of any person or otherwise voluntarily assume any liability, whether actual or contingent, in respect of any obligation of any other person except:

24.16.1 trade credit or indemnities or guarantees granted in the ordinary course of trading and upon terms usual for such trade; or

24.16.2 Permitted Transactions.

24.17 **Financial Indebtedness**

24.17.1 Subject to sub-clause 24.17.2, no Relevant Obligor shall, and each Relevant Obligor will procure that no member of the Group shall, incur, create or permit to subsist or have outstanding any Financial Indebtedness or enter into any agreement or arrangement whereby it is entitled to incur, create or permit to subsist any Financial Indebtedness other than, in either case, Permitted Indebtedness.

24.17.2 At any time after the Conversion Date no Relevant Obligor shall, and each Relevant Obligor will procure that no member of the Group shall, incur or have outstanding any Financial Indebtedness to the Parent or any affiliate of the Parent (other than a member of the Group in accordance with sub-clause 24.17.1).

24.18 **Disposals**

No Relevant Obligor shall, and each Relevant Obligor shall procure that no member of the Group shall make any disposal of, by one or more transactions or series of transactions (whether related or not), the whole or any part of its revenues or its assets or its business or undertakings other than Permitted Disposals.

24.19 **Acquisitions**

Other than the Acquisition or Permitted Acquisitions or Permitted Transactions no Relevant Obligor shall, and each Relevant Obligor shall procure that no member of the Group shall (without the prior consent of an Instructing Group):

24.19.1 purchase, subscribe for or otherwise acquire any shares (or other securities or any interest therein) in, or incorporate, any other company or agree to do any of the foregoing; or

24.19.2 purchase or otherwise acquire any assets (other than in the ordinary course of business or pursuant to any Capital Expenditure permitted under the terms of this Agreement) or (without limitation to any of the foregoing) acquire any business or interest therein or agree to do so; or

24.19.3 form, or enter into, any partnership, consortium, joint venture or other like arrangement or agree to do so or lend to or guarantee or give security for the obligations of any Joint Venture.

24.20 **Amendments and Termination**

24.20.1 No Obligor shall, and each Obligor shall procure that no Group member shall, amend, vary, novate, supplement or terminate any of the Acquisition Documents, the Service Agreements, its constitutional documents or any other document delivered to the Agent pursuant to Clauses 2.3 (*Conditions Precedent*) (and specified in Section A, C, D or E of Schedule 11 (*Conditions Precedent*)), 2.4 (*Conditions Subsequent*), 37.2 (*Borrower Conditions Precedent*) (and specified in paragraphs 1-7 or 10-11 of Schedule 13 (*Additional Conditions Precedent*)) or 38.2 (*Guarantor Conditions Precedent*) (and specified in paragraphs 1-7 or 10-11 of Schedule 13 (*Additional Conditions Precedent*)) or waive any right thereunder (other than (i) any

amendment or variation which is of a minor or technical nature or which could not reasonably be considered to be material to the interests of the Finance Parties or (ii) an amendment or variation to the Shareholders Agreement which relates to the ownership or control of the Parent) **provided that** the relevant Group member which is a party to a Service Agreement may:

(a) provide the relevant service within the Group, subject to the following conditions being satisfied:

(i) the Original Borrower has ensured that the Group possesses sufficient resources to provide the relevant service within the Group and that arrangements have been made to provide the relevant service within the Group;

(ii) the Original Borrower has procured all necessary authorisations, approvals, licences, exemptions, registrations and consents required in or by applicable law to enable the Group to provide the service itself;

(iii) the relevant Obligor is in compliance with sub-clause 24.9.2 of Clause 24.9 (*Security*); and

(iv) if the relevant service ceases to be provided within the Group and such service has not become obsolete or unnecessary in the context of the then existing business of the Group taken as a whole, then the Original Borrower shall procure that a Replacement Service Agreement is entered into on market terms in compliance with paragraph (b) of this sub-clause 24.20.1.

(b) terminate a Service Agreement, if, upon its termination or expiration, (but without prejudice to Clause 24.31 (*Performance of Service Agreements*)) the relevant Group member shall replace such Service Agreement by a new service agreement on market terms (such new service agreement, the "**Replacement Service Agreement**" and it being agreed by the Agent and the Original Borrower that such Replacement Service Agreement shall be designated a Service Agreement for the purpose of the definition of Service Agreement) subject to the following conditions being satisfied:

(i) the Original Borrower has procured all necessary authorisations, approvals, licences, exemptions, registrations and consents referred to in Clause 24.1 (Maintenance of Legal Validity and Legal Status) in relation to the Replacement Service Agreement;

(ii) the relevant Group member is a party to a legally valid, binding and enforceable Security Document under which all of its rights and interest in the Replacement Service Agreement are assigned to the Security Agent and perfection requirements under the relevant local law have been satisfied in relation to such assignment with the result

that a first priority Encumbrance is created in favour of the Security Agent;

(iii) each of the Repeated Representations set out in Clause 20 (*Representations*) and the representation set out in Clause 20.3 (*Execution and Power*) are true in respect of the Replacement Service Contract; and

(iv) in the case of an Indispensable Service Agreement:

(1) the Security Agent and the Agent have substantially similar rights with respect to the new service provider as those held in respect to the then existing service provider; and

(2) the Agent shall have consented to such termination and the identity of such new service provider such consent not to be unreasonably withheld or delayed.

24.20.2 At any time when the Term C Facility (as reduced hereunder) exceeds the amount equal to the aggregate of the Equipment Value and the cost of any equipment or services supplied by Nortel Networks Germany GmbH & Co. KG (or any of its affiliates to which Nortel Networks Germany GmbH & Co. KG has assigned or transferred any of its obligations under the Vendor Supply Contract) in respect of which the applicable Acceptance (as such term is defined in the Vendor Supply Contract) has been obtained but which has not yet been invoiced under the Vendor Supply Contract (the amount of such excess, the "**Excess**"), no member of the Group which is a party to the Vendor Supply Contract shall repudiate, terminate, amend, permit any assignment or transfer or take any other action which results or would result in any member of the Group ceasing to be entitled to purchase equipment or services under the Vendor Supply Contract which would qualify as Equipment Value in an amount at least equal to the Excess unless either:

(a)

(i) a member of the Group has obtained additional financing (permitted by Clause 24.17 (*Financial Indebtedness*)) in an amount at least equal to the amount of the Excess; and

(ii) either:

(x) (aa) the Average Life of such additional financing is equal to or greater than the Average Life of the Financial Indebtedness under this Agreement and (bb) the terms and conditions of such additional financing do not include drawdown conditions, representations, covenants, undertakings or events of default more restrictive in any material respect than those in respect of the Term A Facility; or

(y) such additional financing is Vendor Financing and disregarding the effect of any Permitted Encumbrance, (aa) the Average Life

of such Vendor Financing is equal to or greater than the Average Life of the Financial Indebtedness under this Agreement and (bb) the terms and conditions of such Vendor Financing do not include representations, covenants, undertakings or events of default more restrictive in any material respect than those in this Agreement or drawdown conditions more restrictive in any material respect than those in respect of the Term C Facility; or

(z) such additional financing is to be provided by a Permitted Replacement Vendor Lender under the Term C Facility **provided that** the terms of such Term C Facility are amended in a manner satisfactory to the Agent; or

(b)

(i) the Original Borrower provides to the Agent an up-dated Business Plan (in a form agreed with the Agent, to be divided by reference to business lines (and to include each of the items specified in Clauses 21.5.1 to 21.5.7) and assuming the unavailability of the Term C Facility in an amount equal to the Excess) prepared for the period beginning on the date of such repudiation, termination, amendment or other action and ending on the date one year after the Final Maturity Date; and

(ii) such up-dated Business Plan demonstrates that without financing in an amount equal to the Excess, or the difference between the amount of the Excess and any additional financing which meets the requirements of paragraph (a)(ii) above, the Original Borrower will have sufficient financial resources available to it to fully fund the operational and capital expenditure forecast to be incurred by it in accordance with such updated Business Plan.

24.21 **Arm's Length Basis**

24.21.1 No Obligor shall, and each Obligor shall procure that no Group member shall, enter into any arrangement or contract (other than the Strategic Services Agreement) with any of its affiliates or the Investors or any Group member save where:

(i) both parties to the arrangement are Relevant Obligors; or

(ii) in any other case such arrangement or contract is entered into on an arm's length basis and is fair in the reasonable opinion of the Obligor and equitable to such Group member; or

(iii) it is pursuant to any other transaction expressly permitted under the terms of the Finance Documents.

For the purposes of this Clause 24.21 "**affiliate**" of the specified person shall mean any other person directly or indirectly controlling or controlled by or

under common control with such specified person or which is a director, officer or partner (limited or general) of such specified person; for the purposes of this definition "control", when used with respect of any specified person, means the possession, direct or indirect, of the power to vote five per cent (5%) or more of the securities having ordinary voting power for the election of directors or the power to direct or cause the direction of the management and policies of such person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms "controlling" and "controlled" have meanings correlative to the foregoing.

24.21.2 Save as otherwise permitted by this Agreement, no Obligor shall, and the Original Borrower shall procure that no Group member shall, enter into any transaction, contract or arrangement (or series of related transactions, contracts or arrangements) other than on arms length terms, for full commercial value and in the ordinary course of business **provided that** nothing in this sub-clause 24.21.2 shall prohibit a member of the Group from: (i) making loans or providing guarantees of loans to directors and employees **provided that** the aggregate amount of all such loans and guarantees outstanding from time to time does not exceed EUR3,000,000 (or its equivalent); and (ii) granting customer incentives if, in its reasonable opinion, it is in its best interests to do so having regard to the nature of the business of the Group as a whole.

24.22 **Treasury Transactions**

No Obligor shall, and each Obligor shall procure that no Group member shall, enter into any Treasury Transaction which is not a Permitted Treasury Transaction.

24.23 **Subordinated Debt**

No Relevant Obligor shall, and each Relevant Obligor shall procure that no Group member shall, unless permitted under the Intercreditor Deed or this Agreement pay, prepay or repay or defease, exchange or purchase any amount under (a) the Parent Loan or (b) any indebtedness of any person other than a member of the Group **provided that**:

(i) unless a Payment Blockage Event has occurred and is continuing, the Original Borrower may repay the principal of or pay interest on the Parent Loan to the extent that such payments would not constitute an Event of Default under sub-clause 25.22.2 of Clause 25.22 (*Dividends and Distributions*); and

(ii) the Parent may contribute the Parent Loan to the capital reserves of the Original Borrower in accordance with the provisions of Clause 4.2 (*Merger Consent*) of the Transfer and Amendment Agreement.

24.24 **Acquisition of Target and the Business**

24.24.1 The Original Borrower shall and shall ensure that each other Obligor shall:

(i) in relation to the Acquisition, comply in all material respects with all material applicable laws and all material requirements of relevant regulatory authorities;

(ii) at the request of the Agent, provide the Agent with any material information in the possession of the Group relating to the Acquisition as the Agent may reasonably request;

(iii) use reasonable endeavours to ensure that no publicity material, press releases or other public documents in relation to the Acquisition (other than those required by law or regulation) are published or released by or on behalf of it, or their advisers which refer to any of the Agent, the Lead Arrangers, the Security Agent or the Lenders, this Agreement or the Facilities unless such reference and the context in which it appears have previously been approved by the Agent and the Lead Arrangers (such approval not to be unreasonably withheld or delayed); and

(iv) not withhold its consent to any reasonable request by the Lead Arrangers or Agent to publicise the Facilities and the involvement of the Lead Arrangers, the Agent, the Security Agent and the Lenders therein and the transactions contemplated thereby after the Closing Date.

24.25 **Hedging**

24.25.1 The Original Borrower shall procure that each Borrower approved by the Agent shall:

(a) on or prior to the earlier of (i) the date which falls 45 days after 9 March 2001 and (ii) the date which falls 45 days after the Hedging Amendment Effective Date (such earlier date, the "**Relevant Date**"); and

(b) within 180 days of any Relevant Advance,

enter into Hedging Agreements (satisfactory to the Agent (acting reasonably)) ranking *pari passu* with the claims of the Finance Parties under the Finance Documents in order to ensure that either:

(i) the interest rate in respect of at least 55 per cent. of the Total Cash Pay Debt is either fixed or capped at interest rates agreed between the Original Borrower and the Agent (both acting reasonably), for a minimum period of 5 years from the date on which the first such Hedging Agreement is entered into **provided that** in relation to paragraph (b) of this sub-clause 24.25.1, the Borrowers shall not be required under this paragraph (i) to enter into a Hedging Agreement if, on the date falling 180 days after the date of a Relevant Advance, the interest rate in respect of at least 55 per cent. of the Total Cash Pay Debt is already either fixed or so capped; or

(ii) the total interest cost in respect of at least 40 per cent. of the Loan is capped at interest rates agreed between the Original Borrower and the Agent (both acting reasonably), for a minimum period of 5 years from the date on which the first such Hedging Agreement is entered into **provided that** in relation to paragraph (b) of this sub-clause 24.25.1, the Borrowers shall not be required to enter into a Hedging Agreement under this

paragraph (ii) if, on the date falling 180 days after the date of a Relevant Advance, at least 40 per cent. of the Loan is already so capped.

24.25.2 In this Clause 24.25 (*Hedging*), the following terms shall have the following meanings:

"**Hedging Amendment Effective Date**" has the meaning given to it in the amendment agreement in respect of this Agreement dated on or about 9 March 2001 between the Original Borrower (on behalf of itself and the other Obligors) and the Agent (on behalf of itself and the Lenders).

"**Relevant Advance**" means any Advance other than: (i) the Initial Term Advance or (ii) any other Advance made on or prior to the date falling 180 days before the Relevant Date.

"**Relevant Period**" means the period commencing, as applicable, on the Relevant Date or the date which falls 180 days after the date of the applicable Relevant Advance (such date, the "**Commencement Date**") and ending on the earlier of (i) the date which falls twelve months after the Commencement Date and (ii) the date which falls five years from the date on which the first Hedging Agreement is entered into in accordance with this Clause 24.25.

"**Total Cash Pay Debt**" means, on any date (without double counting), the aggregate indebtedness of the Parent under the Senior Notes, the Bridge Facility Agreement and the Deferred Purchase Price Agreement (if interest, commission, fees, discounts or similar payments are payable by the Parent under the Deferred Purchase Price Agreement during the applicable Relevant Period) and indebtedness of the Group constituting Indebtedness for Borrowed Money (if interest (including the interest element of leasing and hire purchase payments and capitalised interest), commission, fees, discounts or similar payments are payable by the relevant member of the Group in respect of such indebtedness during the applicable Relevant Period) but excluding such indebtedness of any member of the Financial Group to another member of the Financial Group to the extent permitted under this Agreement.

24.26 **The Parent**

The Parent shall:

24.26.1 not permit any Restricted Subsidiary (as such term is defined in the Description of the Notes in the Offering Memorandum dated on or prior to the date hereof (as unamended, unvaried and unsupplemented) relating to the notes referred to in paragraph (i) of the definition of Senior Notes) to, directly or indirectly engage in any business other than a Telecommunications Business (as such term is defined in the Description of the Notes in the Offering Memorandum dated on or prior to the date hereof (as unamended, unvaried and unsupplemented) relating to the notes referred to in paragraph (i) of the definition of Senior Notes);

24.26.2 not guarantee any indebtedness of any person without first or at the same time having become a party to the guarantee contained in Clause 26 (*Guarantee and Indemnity*), such guarantee under Clause 26 (*Guarantee and Indemnity*) to rank at least *pari passu* with the claims of all the Parent's other unsecured and unsubordinated creditors save those whose claims are preferred solely by any bankruptcy, insolvency, liquidation or other similar laws of general application;

24.26.3 not grant any Encumbrance:

(i) (other than an Encumbrance in favour of the Finance Parties only to secure any of the obligations of any Obligor under the Finance Documents) over its equity interests in the Original Borrower, the Parent Loan and the Parent Holding Account;

(ii) in respect of any Financial Indebtedness in respect of or arising under or in connection with (a) the acquisition of a company or business or assets or the construction or improvement of assets in an amount equal to or greater than EUR50,000,000 (or its equivalent) or (b) any other financing in an amount equal to or greater than EUR200,000,000 (or its equivalent) if the type of such security is materially more favourable to the provider of such Financial Indebtedness than the type of the security provided to the Finance Parties under the Finance Documents unless such Encumbrance shall at no cost to the Finance Parties equally and rateably secure all amounts outstanding under the Finance Documents and the Parent in creating or permitting the creation of such Encumbrance shall make express provision to that effect; or

(iii) in any escrow account established for the purposes of the Acquisition or any other similar arrangement in respect of any other acquisition or to facilitate the issue of further bonds or securities;

24.26.4 not enter into any transaction, contract or arrangement or take any action which could reasonably be expected to result or does result in its senior unsecured credit rating granted by S&P falling below B- or its senior unsecured credit rating granted by Moody's falling below B3;

24.26.5 not make any withdrawal from the Parent Holding Account other than to make a Relevant Payment;

24.26.6 not use any proceeds received under the Bridge Facility other than to make a Relevant Payment; and

24.26.7 repay in full any loan made by a member of the Group to the Parent to enable the Parent to make a payment specified in paragraph (e) of the definition of Relevant Payment, promptly upon receipt by the Parent of the proceeds from the issue of notes referred to in paragraph (e) of the definition of Relevant Payment.

24.27 **Acceding Guarantors**

The Original Borrower shall ensure that:

24.27.1 each of the Target and the Target General Partner shall on the Closing Date; and

24.27.2 any member of the Group which is a Material Subsidiary (other than any person referred to in sub-clause 24.27.1) is or shall, as soon as reasonably practicable and in any event within 30 days of becoming a Material Subsidiary,

become an Additional Guarantor in accordance with Clause 38 (*Additional Guarantors*) unless and to the extent that legal counsel to the Agent has confirmed that it is unavoidably unlawful or prohibited by law for such person to become an Additional Guarantor (or, in the case of sub-clause 24.27.2 only, if the Original Borrower demonstrates to the reasonable satisfaction of an Instructing Group, that the costs of such Material Subsidiary becoming an Additional Guarantor are (i) material and (ii) excessive, having regard to the benefit to the Finance Parties of such Material Subsidiary becoming an Additional Guarantor). The Original Borrower shall use all reasonable endeavours to ensure that members of the Group do all that is necessary (including, without limitation, by re-registering public companies as private companies) in order to follow the procedures set out in Sections 155-158 of the Companies Act 1985 (or its equivalent in any other jurisdiction) in order to ensure that the relevant company can become an Additional Guarantor.

24.28 **Guarantor Group**

The Original Borrower shall ensure that at all times (i) the aggregate of the profits before interest and tax of the Guarantors (but ignoring losses before interest and tax of any Guarantor), (ii) the aggregate gross assets of the Guarantors and (iii) the aggregate turnover of the Guarantors, determined in each case by reference to the most recent annual unconsolidated financial statements of each of the Guarantors delivered pursuant to Clause 21 (*Financial Information*) and, prior to the first such financial statements being so delivered, by reference to the most recent annual unconsolidated financial statements of each of the Guarantors shall equal or exceed 90 per cent. of (as appropriate) EBITDA, consolidated gross assets and turnover of the Group (excluding any member of the Group which is legally prohibited from providing a guarantee in respect of the Finance Documents), as determined by reference to the most recent annual consolidated financial statements delivered pursuant to Clause 21 (*Financial Information*).

24.29 **Transactions similar to security**

No Relevant Obligor will, and each Relevant Obligor will procure that no Group member will:

24.29.1 sell, transfer or otherwise dispose of:

(i) any of its assets on terms whereby such asset is or may be leased to or re-acquired or acquired by any member of the Group; or

(ii) any of its receivables on recourse terms or in relation to a securitisation except for factoring (where currently undertaken by the relevant member of the Group in the ordinary course of business) and the discounting of

bills and notes in the ordinary course of business where the resulting Financial Indebtedness is permitted by Clause 24.17 (*Financial Indebtedness*),

other than in circumstances where the consideration in respect of such sales, transfers or disposals is received in cash payable in full at the time of such sales, transfers or disposals and does not exceed EUR50,000,000 (or its equivalent) in aggregate at any time; or

24.29.2 save to the extent permitted or not expressly prohibited hereunder, purchase any asset on terms providing for a retention of title by the vendor or on conditional sale terms or on terms having a like substantive effect to any of the foregoing except for assets acquired in the course of its business carried on in the normal course.

24.30 **Preservation of Assets**

Each Relevant Obligor shall, and shall procure that each member of the Group shall, maintain and preserve all of its assets that are necessary in the conduct of its business as conducted at the date hereof in good working order and condition, ordinary wear and tear expected.

24.31 **Performance of Service Agreements**

Each Relevant Obligor shall, and each Relevant Obligor shall procure that each member of the Group shall:

24.31.1 comply in all material respects with all the terms and conditions of each of the Service Agreements where any failure to so comply could reasonably be expected to result in the cost of remedying such non-compliance being material **provided that** there shall be no failure to comply with this sub-clause 24.31.1 in relation to any Service Agreement (other than an Indispensable Service Agreement) if a member of the Group which has failed to comply with its obligations under such Service Agreement has replaced such Service Agreement either by a Replacement Service Agreement or by arranging for the relevant service to be provided within the Group in accordance with sub-clause 24.20.1 of Clause 24.20 (*Amendments and Termination*) within 30 days of the first occurrence of such non-compliance and such non-compliance during such 30 day period could not reasonably be expected to have a Material Adverse Effect; and

24.31.2 observe and perform each of its obligations under each of the Service Agreements so as to ensure that the relevant counterparty under such Service Agreement is not entitled to terminate such Service Agreement.

24.32 **The Original Borrower**

The Original Borrower shall not at any time prior to the Conversion Date:

24.32.1 carry on any business;

24.32.2 own any assets other than its equity interests in the Target and the Target General Partner, rights against KDG or any affiliate thereof or any of their

respective employees, officers or advisers or any other party under or in connection with any Acquisition Document, loans to the Parent permitted by paragraph (b) of the definition of Permitted Transactions and credit balances in bank accounts (such credit balances being limited to the amount standing to the credit of the Holding Account and the Mandatory Prepayment Account); or

24.32.3 incur any liabilities of any nature whatsoever save for: (a) any Security contemplated pursuant to the terms of this Agreement; (b) professional fees and administration costs necessary to maintain its corporate existence; (c) any liabilities under the Finance Documents; and (d) the Parent Loan.

24.33 **General Partners**

Each of the Purchaser General Partner and the Target General Partner shall not:

24.33.1 carry on any business;

24.33.2 own any assets other than, in the case of the Purchaser General Partner, its general partnership interest in the Original Borrower and, in the case of the Target General Partner, its general partnership interest in the Target; or

24.33.3 incur any liabilities of any nature whatsoever save for: (a) any Security contemplated pursuant to the terms of this Agreement; (b) any liabilities under the Finance Documents; (c) any liabilities arising by operation of law in its capacity as general partner, in the case of the Purchaser General Partner, in the Original Borrower and, in the case of the Target General Partner, in the Target; and (d) professional fees and administration costs necessary to maintain its corporate existence.

24.34 **Parent Liability**

The Finance Parties agree that unless and to the extent that the Parent becomes a party to the guarantee contained in Clause 26 (*Guarantee and Indemnity*) in accordance with Clause 24.26 (*The Parent*): (a) the Parent has not guaranteed and is not responsible for any obligations of any party to this Agreement other than itself; (b) any obligations of the Parent under this Agreement are intended to give rise to a claim for specific performance or injunctive relief or to an Event of Default or Potential Event of Default rather than a claim for damages; and (c) they shall have no monetary claim (whether as a result of a claim for damages arising as a result of any actual or alleged breach of contract of the party, the Parent or otherwise) against the Parent for any breach by it or any other person of any of the covenants, representations or undertakings in this Agreement.

25. EVENTS OF DEFAULT

Each of Clause 25.1 (*Failure to Pay*) to Clause 25.23 (*Material Adverse Change*) describes circumstances which constitute an Event of Default for the purposes of this Agreement.

25.1 **Failure to Pay**

Any amount due from an Obligor or the Obligors under the Finance Documents is not paid at the time, in the currency and in the manner specified herein unless: (i) in relation to principal in respect of any Advance such failure to pay is caused by technical

difficulties with the banking system in relation to the transmission of funds and payment is made within two Business Days of demand from the Agent to the Original Borrower (on behalf of the relevant Obligor) or (ii) in relation to interest, any fee or other amount, payment is made within two Business Days of demand from the Agent to the Original Borrower (on behalf of the relevant Obligor).

25.2 **Misrepresentation**

Any representation or statement made or deemed to be made by an Obligor in any Finance Document (other than the representation in Clause 20.20 (*No Event of Default*) insofar as it relates to any Potential Event of Default) or in any notice or other document, certificate or statement delivered by it pursuant thereto or in connection therewith is or proves to have been incorrect or misleading in any material respect when made or deemed to be made and, if the circumstances causing such misrepresentation are capable of remedy, such Obligor shall have failed to remedy such circumstances within 21 days of such representation being made or being deemed to be repeated.

25.3 **Breach of Specific Covenants**

At any time any of the requirements of Clause 2.4 (*Conditions Subsequent*) (with the exception of paragraph 3.8 to Schedule 12 (*Conditions Subsequent*)), Clause 23.1 (*Financial Condition*), paragraph (i) of sub-clause 24.9.2 of Clause 24.9 (*Security*), 24.15 (*Negative Pledge*), 24.16 (*Loans & Guarantees*), 24.17 (*Financial Indebtedness*), 24.18 (*Disposals*), 24.19 (*Acquisitions*), 24.20 (*Amendments and Termination*), 24.21 (*Arms Length Basis*), 24.26 (*The Parent*), 24.27 (*Acceding Guarantors*), Clause 24.28 (*Guarantor Group*), Clause 24.29 (*Transactions similar to security*) and 24.31 (*Performance of Service Agreements*) are not satisfied.

25.4 **Breach of Other Obligations**

An Obligor fails duly to perform or comply with any other obligation expressed to be assumed by it in the Finance Documents and such failure, if capable of remedy, is not remedied within twenty one days after the earlier to occur of the date the Agent has given notice thereof to the Original Borrower or such Obligor and the date the Obligor or the Original Borrower has actual knowledge.

25.5 **Cross Default**

Any Financial Indebtedness of any member of the Group or the Parent is not paid when due, any Financial Indebtedness of any member of the Group or the Parent is declared to be or otherwise becomes due and payable prior to its specified maturity by reason of a default (however described and including any redemption, repurchase or put right that arises by reason of change of control or any other event or circumstance which might ordinarily appear as a default), any commitment for any Financial Indebtedness of any member of the Group or the Parent is cancelled or suspended by a creditor of any member of the Group or the Parent by reason of a default (however described) or any creditor or group of creditors of any member of the Group or the Parent becomes entitled to declare any Financial Indebtedness of any member of the Group or the Parent due and payable prior to its specified maturity by reason of a default (however described) **provided that** it shall not constitute an Event of Default under this Clause 25.5 (Cross Default) if the aggregate amount of all such Financial Indebtedness is less than EUR20,000,000 (or its equivalent).

25.6 **Insolvency and Rescheduling**

25.6.1 Any Obligor or Material Subsidiary:

(i) ceases or suspends generally payment of its debts or publicly announces an intention to do so (or is deemed for the purposes of any law applicable to it to be) or is over indebted (*Überschuldung*) or unable or deemed unable to pay its debts as they fall due (*Zahlungsunfähigkeit* or *drohende Zahlungsunfähigkeit*) (or any event occurs or proceedings are taken with respect to any Obligor or Material Subsidiary which has a similar or equivalent effect to any of the foregoing in this Clause 25.6 (*Insolvency and Rescheduling*)); or

(ii) commences negotiations with or makes a proposal to any one or more of its creditors with a view to the readjustment or rescheduling of any indebtedness (and the aggregate amount of all such indebtedness of the Obligor Group is equal to or greater than the EUR20,000,000 (or its equivalent)); or

(iii) makes a general assignment for the benefit of or a composition with its creditors; or

25.6.2 A moratorium is declared in respect of any indebtedness of the Obligor Group in an aggregate amount equal to or greater than EUR20,000,000 (or its equivalent).

25.7 **Insolvency Proceedings**

Any Obligor or Material Subsidiary takes any corporate action or other steps are taken or formal insolvency proceedings are started (whether by way of voluntary arrangement, scheme of arrangement or otherwise) (save for: (i) any pursuant to a solvent reorganisation previously approved in writing by an Instructing Group or (ii) any steps or proceedings which, if capable of being stayed or discharged, are stayed or discharged within 14 days after such steps or, as the case may be, proceedings being commenced and which steps or, as the case may be, proceedings during such 14 day period are contested in good faith by appropriate means diligently pursued) for the appointment of a liquidator, receiver, administrator, administrative receiver, conservator, custodian, trustee or similar officer of it or of any or all of its revenues and assets (or any event occurs or proceedings are taken with respect to any Obligor or Material Subsidiary which has a similar or equivalent effect to any of the foregoing in this Clause 25.7).

25.8 **Execution or Distress**

Any execution or distress is levied against, or any encumbrancer(s) take possession of, the whole or any part of, the property, undertaking or assets of any Obligor or Material Subsidiary or any event occurs which under the laws of any jurisdiction has a similar or analogous effect in respect of indebtedness exceeding EUR20,000,000 (or its equivalent) in aggregate at any time and which, in any case, is not stayed or discharged within 21 days after such levy, taking of possession or effect and during such 21 day period is contested in good faith by appropriate means diligently pursued.

25.9 **Failure to Comply with Final Judgment**

Any Obligor or Material Subsidiary fails to comply with or pay any sum due from it or them under any final judgment or any final order made or given by any court of competent jurisdiction when such sums exceed EUR20,000,000 (or its equivalent) in aggregate at any time.

25.10 **Governmental Intervention**

By or under the authority of any government:

25.10.1 the management of any Obligor or Material Subsidiary is wholly or substantially displaced (save that it shall not be an Event of Default under this Clause 25.10 if the displaced management is replaced by the relevant Obligor or Material Subsidiary (as applicable) as soon as reasonably practicable (and in any event within 60 days of such displacement) **provided that** if the displaced management shall be replaced by management by or under the authority of any government such event or circumstance shall constitute an Event of Default) or the ability or authority of any Obligor or Material Subsidiary to carry on its business is wholly or substantially curtailed; or

25.10.2 all or a majority of the issued shares or partnership interests (or equivalent) of any Obligor or Material Subsidiary or the whole or any material part of the revenues or assets of the Group taken as a whole is seized, nationalised, expropriated or compulsorily acquired.

25.11 **Ownership of the Relevant Obligors**

After the Closing Date, except where such disposal is permitted hereunder:

25.11.1 until the occurrence of the Pushdown Event, the Parent ceases to own the Remaining Shares and the Remaining Limited Partnership Interests;

25.11.2 with the exception of two shares, each in the nominal amount of EUR100, one of which is owned by KDG and one of which is owned by CAI Luxco, the Purchaser General Partner ceases to be a wholly-owned subsidiary of the Parent;

25.11.3 with the exception of limited partnership interests (*Kommanditanteile*) each in the nominal amount of EUR100, one of which is owned by KDG and one of which his owned by CAI Luxco, the Parent ceases to be the sole limited partner (*Kommanditistin*) and hold the entire economic interest in the Original Borrower;

25.11.4 with the exception of:

(i) two shares, each in the nominal amount of EUR100, one of which is owned by KDG and one of which is owned by CAI Luxco; and

(ii) up to the occurrence of the Pushdown Event, the Remaining Shares,

the Target General Partner ceases to be a wholly-owned subsidiary of the Original Borrower;

25.11.5 with the exception of:

(i) limited partnership interests (*Kommanditanteile*) each in the nominal amount of EUR100, one of which is owned by KDG and one of which is owned by CAI Luxco; and

(ii) up to the occurrence of the Pushdown Event, the Remaining Limited Partnership Interest,

the Original Borrower ceases to be the sole limited partner (*Kommanditistin*) and hold the entire economic interest in the Target;

25.11.6 the Target General Partner ceases to be the sole general partner of the Target;

25.11.7 the Purchaser General Partner ceases to be the sole general partner of the Original Borrower; or

25.11.8 any Obligor (other than the Parent, the Original Borrower, the Purchaser General Partner, the Target and the Target General Partner) ceases to be a wholly-owned subsidiary of the Target other than in the context of a Permitted Disposal,

provided that each of KDG and CAI Luxco may, at the same time as a transfer of its shares in the Parent to a Callahan European Vehicle (as such term is defined in the Shareholders Agreement) for full commercial value and on arms length terms, transfer its equity interests of EUR100 each in the Original Borrower, the Purchaser General Partner, the Target and the Target General Partner to such Callahan European Vehicle.

25.12 **The Group's Business**

Without the prior consent of an Instructing Group, any member of the Group makes any material changes to the nature of its business or carries on any business which, in either case, results in the business of the Group comprising anything other than the business of operating a cable or telephone or telecommunications (including internet) system or service (together with any business reasonably related ancillary or complementary thereto, including without limitation, any content or software business related thereto) in Germany.

25.13 **Repudiation**

Any Finance Document, Acquisition Document or Service Agreement or the security intended to be constituted by or the subordination effected under any of the Finance Documents is repudiated by any party thereto (other than a Finance Party) or any party thereto (other than a Finance Party) does or causes to be done any act or thing evidencing an intention to repudiate any Finance Document or any such security or subordination effected under any of the Finance Documents or any Finance Document or Acquisition Document or Service Agreement is not or ceases to be in full force and effect or the validity or applicability thereof to any sums due or to become due thereunder is disaffirmed by or on behalf of any Obligor.

25.14 **Illegality**

25.14.1 At any time any Obligor no longer has the legal power to perform its obligations under the Finance Documents to which it is a party or to own its assets or to carry on its business or at any time it is or becomes unlawful for an Obligor to perform or comply with any or all of its obligations under any Finance Document to which it is a party or any of the obligations of an Obligor thereunder are not or cease to be legal, valid, binding and enforceable.

25.14.2 At any time it is or becomes unlawful for any person party to any Acquisition Document or Service Agreement to perform or comply with any or all of its obligations under any Acquisition Document or Service Agreement or any of the obligations of any person party to any Acquisition Document or Service Agreement are not or cease to be legal, valid, binding and enforceable, which in each case could reasonably be expected to have a Material Adverse Effect.

25.15 **Environmental Claims**

Any Environmental Claim is made or threatened against any Group member which could reasonably be expected to have a Material Adverse Effect.

25.16 **Litigation**

Any litigation, arbitration, administrative proceedings or governmental or regulatory investigations, proceedings or disputes are commenced or threatened against any Group member or the Parent or their respective assets or revenues which could reasonably be expected to have a Material Adverse Effect.

25.17 **Change of Control**

A Change of Control occurs or the whole or substantially the whole of the Group's business or assets is sold.

25.18 **Subordinated Debt**

Any event of default (howsoever described) occurs under the Senior Notes, the Bridge Facility Agreement or the Deferred Purchase Price Agreement and is continuing unremedied or unwaived.

25.19 **Intercreditor Deed and Security Trust Agreement**

Any party to the Intercreditor Deed or Security Trust Agreement (other than any Finance Party) fails to comply with its obligations under the Intercreditor Deed or Security Trust Agreement.

25.20 **Mergers**

Any member of the Group or the Parent, without the prior consent of an Instructing Group, merges or consolidates with any other person, enters into any demerger transaction or participates in any other type of corporate reconstruction (other than a corporate reconstruction which is effected by means of capitalisation of any Intra-Group Loan permitted hereunder) **provided that** it shall not constitute an Event of Default under this Clause 25.20 if an Equity Restructuring is effected by means of a merger or consolidation of the Parent.

25.21 **Share Capital**

Any member of the Group issues or redeems or repurchases, purchases, defeases or retires any of its own shares or partnership interests (or equivalent) or grants any person the right (whether conditional or unconditional) to call for the issue or allotment of any share or partnership interest (or equivalent) of the Original Borrower or any Group member (including an option or right of pre-emption or conversion) or any other equity investments, howsoever called, or alters any rights attaching to its issued shares or partnership interests (or equivalent) (including ordinary and preference shares) **provided that** it shall not constitute an Event of Default under this Clause 25.21 if:

25.21.1 the Original Borrower increases the partnership interests of the Parent (other than an increase of such partnership interests out of retained earnings (*Kapitalerhöhung aus Gesellschaftsmitteln*)) and such an increase is fully paid up and in the case of a cash increase (*Geldeinlagen*), the cash proceeds (net of transaction costs properly incurred at arms length) are paid into the Holding Account promptly upon receipt of the same; or

25.21.2 a Relevant Obligor (other than the Original Borrower) redeems, repurchases, purchases, defeases or retires any of its own shares held by another Relevant Obligor (other than the Original Borrower); or

25.21.3 a Relevant Obligor (other than the Original Borrower) issues any shares to a Relevant Obligor (other than the Original Borrower).

25.22 **Dividends and Distributions**

25.22.1 Save where such an event or circumstance would not constitute an Event of Default under sub-clauses 25.22.1 or 25.22.2, any Group member pays, makes or declares any dividend, return on capital, repayment of capital contributions or other distribution (whether in cash or in kind) or makes any distribution of assets or other payment whatsoever in respect of share capital other than such a distribution or payment by a member of the Group to a Relevant Obligor or in the case of a member of the Group which is not wholly-owned by a Relevant Obligor to such other shareholders **provided that** any such distribution or payment by such member of the Group is made *pro rata* in accordance with the respective shareholding of each shareholder in such member of the Group.

25.22.2 Save where such an event or circumstance would not or does not constitute an Event of Default under sub-clauses 25.22.1 or 25.22.2 of this Clause 25.22, any Group member pays, makes or declares any dividend, return on capital, repayment of capital contributions or other distribution (whether in cash or in kind) or makes any distribution of assets or other payment whatsoever in respect of share capital, pays any fees or commissions to its shareholders, makes a loan to the Parent, or repays the principal of or pays interest on the Parent Loan other than:

(i) such a distribution or payment by a member of the Group to the Parent to the extent required to:

(aa) enable the Parent to make any payment specified in paragraphs (a) to (d) of the definition of Relevant Payment;

(bb) to enable the Parent to make any payment specified in paragraph (e) of the definition of Relevant Payment subject to the distribution or payment by the member of the Group to the Parent being by way of a loan;

(cc) enable the Parent or CAI Luxco to pay administrative costs and expenses in an aggregate amount of up to EUR250,000 (or its equivalent) per annum;

(dd) pay management fees under the Strategic Services Agreement in an aggregate amount of up to $10,000,000 (or its equivalent) per annum plus any amount required to gross-up such amount for withholding tax;

(ee) enable the Parent to fund that portion of the Acquisition Costs identified as being borne by the Parent in the funds flow statement delivered pursuant to paragraph 2.3 of Schedule 12 (*Conditions Subsequent*);

(ff) enable the Parent to fund the payment of taxes which arise by reason of the Parent's ownership of the Group; and

(gg) enable the Parent to make loans or following receipt by the Parent of a valid demand make payments under (and in accordance with the terms of) guarantees of loans to directors or employees permitted by sub-clause 24.21.2 of Clause 24.21 (*Arm's Length Basis*),

provided that it shall be an Event of Default under this sub-clause 25.22.2 of this Clause 25.22 if:

(x) at any time prior to the date which is thirty months after the Closing Date, any such distribution or payment is made and Total Interest Cover (as defined in sub-clause 23.1.3 of Clause 23 (*Financial Condition*)) in respect of the most recently ended Relevant Period is less than 1.15:1.00 **provided further that** the making of such a distribution or payment in an aggregate amount of up to EUR65,000,000 to enable the Parent to make a Relevant Payment shall not constitute an Event of Default under this sub-clause 25.22.2 of this Clause 25.22 if prior to the making of such distribution or payment, an amount of at least EUR200,000,000 has been utilised under the Bridge Facility by the Parent for the purpose of making Relevant Payments; or

(y) any such distribution or payment made for any of the purposes referred to in paragraphs (aa) to (ee) above is either made more than 5 Business Days before the relevant payment is due from the

Parent, CAI Luxco or Target or not immediately paid into the Parent Holding Account; or

(ii) such a distribution or payment by the Original Borrower to the Parent in an amount equal to 50% of the Excess Cash Flow of the Group for any financial year in respect of which annual consolidated accounts of the Group have been delivered to the Agent: (x) in accordance with Clause 21.1 (*Annual Statements*) and (y) on or after the Dividend Restriction Termination Date.

25.23 **Material Adverse Change**

Any event or circumstance occurs which has a Material Adverse Effect.

25.24 **Acceleration and Cancellation**

Upon the occurrence of an Event of Default which is continuing and at any time thereafter, the Agent may (and, if so instructed by an Instructing Group, shall) by notice to the Original Borrower:

25.24.1 declare all or any part of the Advances to be immediately due and payable (whereupon the same shall become so payable together with accrued interest thereon and any other sums then owed by the Obligors under the Finance Documents) or declare all or any part of the Advances to be due and payable on demand of the Agent; and/or

25.24.2 declare that any undrawn portion of the Facilities shall be cancelled, whereupon the same shall be cancelled and the Available Commitment of each Lender shall be reduced to zero; and/or

25.24.3 exercise or direct the Security Agent to exercise all rights and remedies and enforce all encumbrances and security in its favour pursuant to the Security Documents; and/or

25.24.4 deliver notice to any service provider under all or any of the Service Agreements requiring each such service provider to terminate the Framework Agreement and/or any of the Service Agreements (it being acknowledged that the Agent is not otherwise be entitled to deliver such notice to any service provider); and/or

25.24.5 require any member of the Group to transfer any licence to a person nominated by the Agent whereupon the relevant member of the Group shall take all steps as may be necessary to seek and obtain consent from any applicable regulatory or licensing authority with respect to any such transfer.

25.25 **Acquisition Period**

To ensure that the Original Borrower has resources available to fulfil its obligations in respect of the Initial Acquisition, during the Acquisition Period (notwithstanding any provision in this Agreement to the contrary) unless a Major Event of Default is continuing, none of the Finance Parties shall be entitled to:

25.25.1 cancel any of its Commitments under the Term A Facility;

25.25.2 rescind, terminate or cancel this Agreement or the Term A Facility;

25.25.3 refuse to participate in the making of the Initial Term Advance; or

25.25.4 exercise any right of set-off or counterclaim in respect of the Initial Term Advance,

provided that immediately upon the expiry of the Acquisition Period all such rights, remedies and entitlements shall be available to the Finance Parties notwithstanding that they may not have been used or been available for use during the Acquisition Period.

25.26 **Advances Due on Demand**

If, pursuant to Clause 25.24 (*Acceleration and Cancellation*), the Agent declares all or any part of the Advances to be due and payable on demand of the Agent, then, and at any time thereafter, the Agent may (and, if so instructed by an Instructing Group, shall) by notice to the Original Borrower:

25.26.1 require repayment of all or such part of the Advances on such date as it may specify in such notice (whereupon the same shall become due and payable on the date specified together with accrued interest thereon and any other sums then owed by the Obligors under the Finance Documents) or withdraw its declaration with effect from such date as it may specify; and/or

25.26.2 select as the duration of any Interest Period or Term which begins whilst such declaration remains in effect a period of six months or less; and/or

25.26.3 exercise or direct the Security Agent to exercise all rights and remedies and enforce all encumbrances and security in its favour pursuant to the Security Documents.

26. GUARANTEE AND INDEMNITY

26.1 **Guarantee and Indemnity**

Subject to Clause 26.10 (*Limitation on German Obligor Guarantee*), each Guarantor irrevocably and unconditionally:

26.1.1 guarantees to each Finance Party the due and punctual observance and performance of all the payment obligations of each Obligor contained in any of the Finance Documents and agrees to pay from time to time on demand by the Agent (after the expiry of any applicable grace period) any and every sum or sums of money which each Obligor is at any time liable to pay to any Finance Party under or pursuant to any of the Finance Documents and which has become due and payable but has not been paid at the time such demand is made; and

26.1.2 agrees as a primary obligation to indemnify each Finance Party from time to time on demand by the Agent from and against any loss incurred by any Finance Party as a result of any of the obligations of each Obligor under or pursuant to any of the Finance Documents being or becoming void, voidable, unenforceable or ineffective as against such Obligor for any reason whatsoever, whether or not known to any Finance Party or any other person, the amount of

such loss being the amount which the person or persons suffering it would otherwise have been entitled to recover from such Obligor.

26.2 **Additional Security**

The obligations of each Guarantor herein contained shall be in addition to and independent of every other security which any Finance Party may at any time hold in respect of any of the obligations of any Obligor under the Finance Documents.

26.3 **Continuing Obligations**

The obligations of each Guarantor herein contained shall constitute and be continuing obligations notwithstanding any settlement of account or other matter or thing whatsoever and shall not be considered satisfied by any intermediate payment or satisfaction of all or any of the obligations of the Obligors under the Finance Documents and shall continue in full force and effect until final payment in full of all amounts owing by any Obligor under the Finance Documents and total satisfaction of all the Obligors' actual and contingent obligations thereunder.

26.4 **Obligations not Discharged**

Neither the obligations of each Guarantor herein contained nor the rights, powers and remedies conferred in respect of each Guarantor upon any Finance Party by any Finance Document or by law shall be discharged, impaired or otherwise affected by:

26.4.1 any insolvency proceeding in respect of any Obligor or any other person or any change in its status, function, control or ownership;

26.4.2 any of the obligations of any Obligor or any other person under any Finance Document or under any other security taken in respect of any of the Obligors' obligations under any Finance Document being or becoming illegal, invalid, unenforceable or ineffective in any respect;

26.4.3 time or other indulgence being granted or agreed to be granted to any Obligor or any other person in respect of its obligations under any Finance Document or under any such other security;

26.4.4 any amendment to, or any variation, waiver or release of, any obligation of any Obligor or any other person under any Finance Document or under any such other security;

26.4.5 any failure to take, or fully to take, any security contemplated hereby or otherwise agreed to be taken in respect of any Obligor's obligations under any Finance Document;

26.4.6 any failure to realise or fully to realise the value of, or any release, discharge, exchange or substitution of, any security taken in respect of any Obligor's obligations under any Finance Document; or

26.4.7 any other act, event or omission which, but for this Clause 26.4 (*Obligations not Discharged*) might operate to discharge, impair or otherwise affect any of the obligations of each Guarantor contained in any Finance Document or any of the

rights, powers or remedies conferred upon any of the Finance Parties by any Finance Document or by law.

26.5 **Settlement Conditional**

Any settlement or discharge between an Obligor and any of the Finance Parties shall be conditional upon no security or payment to any Finance Party by an Obligor or any other person on behalf of an Obligor being avoided or reduced by virtue of any laws relating to bankruptcy, insolvency, liquidation or similar laws of general application and, if any such security or payment is so avoided or reduced, each Finance Party shall be entitled to recover the value or amount of such security or payment from such Obligor subsequently as if such settlement or discharge had not occurred.

26.6 **Exercise of Rights**

No Finance Party shall be obliged before exercising any of the rights, powers or remedies conferred upon them in respect of any Guarantor by this Agreement or by law:

26.6.1 to make any demand of any Obligor;

26.6.2 to take any action or obtain judgment in any court against any Obligor;

26.6.3 to make or file any claim or proof in any insolvency proceedings of any Obligor; or

26.6.4 to enforce or seek to enforce any other security taken in respect of any of the obligations of any Obligor under any Finance Document.

26.7 **Deferral of Guarantor's Rights**

Each of the Guarantors agrees that, so long as any amounts are or may be owed by an Obligor under any Finance Document or an Obligor is under any actual or contingent obligations under any Finance Document, it shall not exercise any rights which it may at any time have by reason of performance by it of its obligations under any Finance Document:

26.7.1 to be indemnified by an Obligor; and/or

26.7.2 to claim any contribution from any other guarantor of any Obligor's obligations under any Finance Document; and/or

26.7.3 to take the benefit (in whole or in part and whether by way of subrogation or otherwise) of any rights of the Finance Parties under any Finance Document or of any other security taken pursuant to, or in connection with, any Finance Document by all or any of the Finance Parties.

26.8 **Suspense Accounts**

All moneys received, recovered or realised by a Lender by virtue of Clause 26.1 (*Guarantee and Indemnity*) may, in that Lender's discretion, in order to preserve the rights of the Lender to prove for the full amount of all its claim be credited to a suspense or impersonal account and may be held in such account for so long as such Lender thinks fit pending the application from time to time (as such Lender may think fit) of such moneys in or towards the payment and discharge of any amounts owing by an Obligor to such Lender under any Finance Document **provided that** all such moneys may only be

held in an impersonal account in Germany to the extent legally permissible. Each Lender acknowledges and agrees that interest shall accrue at normal commercial rates on all such moneys received, recovered or realised by it by virtue of Clause 26.1 (*Guarantee and Indemnity*) and credited to such a suspense or impersonal account.

26.9 **Amendments Binding**

Without prejudice to the other provisions of Clause 26 (*Guarantee and Indemnity*), each Guarantor hereby confirms that if the Original Borrower and the Finance Parties or any of them enter into any agreement or other arrangement, including (without limitation) any amendment or supplement to or restatement of this Agreement or the Finance Documents or any of its or their provisions, howsoever fundamental, then the Original Borrower's execution of any such agreement or other arrangement, whether or not expressly made or purportedly made on behalf of the Guarantors, shall bind each of the Guarantors and the guarantee contained in Clause 26 (*Guarantee and Indemnity*) shall continue in full force and effect without the need to obtain any confirmation or acknowledgement from the Guarantors or any of them that their guarantee continues in full force and effect and applies to the Guarantor's liabilities under the Finance Documents as amended, supplemented or restated in accordance with the agreement of the Original Borrower.

26.10 **Limitation on German Obligor Guarantee**

26.10.1 To the extent that the guarantee and indemnity in Clause 26 is given by a German Obligor which is constituted in the form of a GmbH or GmbH & Co. KG (a "**Relevant German Obligor**") to guarantee obligations which at the time of enforcement are obligations of its (direct or indirect) shareholder or a person related to such shareholder within the meaning of Sections 15 et seq. of the German Stock Corporation Act (for clarification purposes, this does not include a direct or indirect subsidiary of such German Obligor), the Finance Parties agree that the Agent shall not make any demand until the earlier of:

(i) 45 days after the notification in writing to the Relevant German Obligor or its general partner, as the case may be, by the Agent of the intention to engage a firm of auditors as contemplated in Clause 26.10.2(i); and

(ii) the date on which the Auditors' Determination (as defined in Clause 26.10.2(iv) below), is available to the Agent provided that such Auditor's Determination is up to date and in any event prepared as of a date no earlier than 21 days prior to the date of enforcement.

26.10.2 (i) The Agent shall at all times acting reasonably have the right to engage at its sole discretion and at the relevant German Obligor's expense a firm of auditors of international standard and reputation which shall proceed to audit the German Obligor or its general partner, as the case may be, with a view to investigating to what extent the German Obligor's or its general partner, as the case may be, net assets exceed its registered share capital.

(ii) The Relevant German Obligor or its general partner, as the case may be, shall render all and any reasonable assistance requested by the Agent for

the purposes of facilitating the audit and shall allow full access to and inspection of its books and any other necessary documents.

(iii) The Relevant German Obligor at all times shall be entitled itself to instruct a firm of auditors (subject to the prior agreement of the Agent, not to be unreasonably withheld, as to the identity of such firm of auditors if the Relevant German Obligor intends to instruct a different firm of auditors than that used most recently by it) to produce the Auditor's Determination on the basis referred to in sub-clause 26.10.2(iv) below.

(iv) The determination by the auditors (the "**Auditor's Determination**") of the amounts which are available under the guarantee and indemnity pursuant to §§30, 31 of the German Limited Liability Companies Act (*GmbH-Gesetz*) in conjunction with §172a of the German Commercial Code (*Handelsgesetzbuch*), as the case may be, shall take into account the general accepted accounting principles applicable in Germany (GAAP) as well as the applicable court rulings but subject to the adjustments referred to in sub-clause 26.10.3(i) and 26.10.3(ii) below. The Agent shall deliver the Auditors' Determination after receipt to the Relevant German Obligor or its general partner, as the case may be. The Auditors' Determination shall, in the absence of manifest error, be binding on the parties hereto.

26.10.3 The maximum amount that may be claimed against the Relevant German Obligor under Clause 26 (*Guarantee and Indemnity*) shall be the amount specified in the Auditor's Determination subject to such Auditor's Determination being up to date and in any event prepared as of a date no earlier than 21 days prior to the date of enforcement **provided that** if such Auditor's Determination has been furnished by the Relevant German Obligor within 45 days as contemplated in Clauses 26.10.1(i) and 26.10.2(iii) and such Auditor's Determination, due to lapse of time after its delivery, does not any longer satisfy the criteria set out in this Clause 26.10.3, then Clause 26.10.1 shall apply mutatis mutandis and further provided that if no such Auditor's Determination is available by the time at which demand is made against the Relevant German Obligor, the Agent may claim such amount as it determines, in good faith by reference to the most recent financial statements delivered pursuant to Clause 21.2 (*Quarterly Statements*), to be the amount that would not lead to the situation that such German Obligor would have insufficient assets to maintain its or its general partner's capital (*Stammkapital*) **provided that** for the purposes of the calculation of the amount to be claimed the following balance sheet items shall be adjusted as follows:

(i) the amount of any increase of capital (*Stammkapital*) after the date hereof that:

(3) has been effected without the prior written consent of the Agent (acting on the instructions of an Instructing Group); or

(4) does not constitute an Event of Default under Clause 25.21 (*Share Capital*),

shall be deducted from the capital (*Stammkapital*); and

(ii) loans and other contractual liabilities incurred in violation of the provisions of the Finance Documents shall be disregarded.

26.10.4 If the amount payable under the guarantee and indemnity was determined by reference to the most recent financial statements as referred to in the proviso to sub-clause 26.10.3 (or by reference to an Auditor's Determination prepared pursuant to Clause 26.10.2(iv) and a subsequent Auditor's Determination confirms that the amount available under the guarantee and indemnity at the time of enforcement was less than the amount recovered by the Agent, the Agent agrees to release (or instruct the Security Agent to release) an amount of the proceeds equal to the amount by which the recoveries from the Relevant German Obligor exceeded the amount determined to be available.

26.10.5 In addition, a German Obligor which has provided a guarantee and which is constituted in the form of a GmbH or a GmbH & Co. KG shall realise in a situation where such German Obligor does not have sufficient assets to maintain its or its general partner's capital (*Stammkapital*), to the extent legally permissible and commercially justifiable any and all of its assets that are shown in the balance sheet with a book value (*Buchwert*) that is significantly lower than the market value of the asset if such asset is not necessary for the German Obligor's business (*betriebsnotwendig*).

26.11 **Parallel Obligations**

26.11.1 For the purposes of (a) taking Security in, or subject to the laws of, Germany (and such other jurisdictions as the Agent and the Original Borrower (acting reasonably) agree) (together, the "**Agreed Jurisdictions**") and (b) ensuring the continued validity of such Security, the Security Agent and the Obligors agree that despite anything to the contrary contained in any Finance Document:

(a) each Obligor shall pay to the Security Agent sums equal to, and in the currency of, its Principal Obligations as and when the same fall due for payment under any Finance Document (the "**Parallel Obligations**");

(b) the rights of the Beneficiaries to receive payment of the Principal Obligations are several from the rights of the Security Agent to receive the Parallel Obligations;

(c) the Security Agent shall have its own independent right to demand payment of the Parallel Obligations by the Obligors;

(d) the irrevocable receipt (as defined below) by the Security Agent of the payment by an Obligor of its Parallel Obligations to the Security Agent in accordance with this Clause 26.11 shall be a good discharge of the corresponding Principal Obligations owed by the Obligor to the relevant Beneficiary under the relevant Finance Document and the irrevocable

receipt by the Security Agent of the payment by an Obligor of the Principal Obligations owed by the Obligor to the relevant Beneficiary under the relevant Finance Document shall be a good discharge of the corresponding Parallel Obligations owed to the Security Agent under this Clause 26.11; and

(e) nothing in this Agreement or any Finance Document shall in any way limit the Security Agent's right to act in the protection or preservation of, the rights under, or to enforce any, Security Document as contemplated by this Agreement or the relevant Security Document.

Despite the foregoing, any such payment shall be made to the Agent, unless the Agent directs such payment to be made to the Security Agent.

Without limiting or affecting the Security Agent's rights against the Obligors (whether under this Clause 26.11 or under any other provision of the Finance Documents and subject to paragraph (e) of sub-clause 26.11.1), the Security Agent agrees with each other Beneficiary (on a several basis) that it will not exercise its rights in respect of the Parallel Obligations except with the consent of the relevant Beneficiary.

26.11.2 For the purposes of this Clause 26.11:

(a) "**Beneficiary**" has the meaning given to such term in the Security Trust Agreement;

(b) "**irrevocable receipt**" means that the Security Agent does not consider that such amount received is capable of being avoided or reduced by virtue of any bankruptcy, insolvency, liquidation or similar laws; and

(c) "**Principal Obligations**" means in respect of each Agreed Jurisdiction and in relation to an Obligor, any sums owing by it to a Beneficiary (other than the Security Agent under paragraph (a) of sub-clause 26.11.1) under any Finance Document.

27. COMMITMENT COMMISSION AND FEES

27.1 Commitment Commission on the Revolving Facility

The Original Borrower (on behalf of itself and the Borrowers) shall pay to the Agent for account of each Lender a commitment commission on the amount of such Lender's Available Revolving Commitment from day to day during the period beginning on the date hereof and ending on the Revolving Termination Date, such commitment commission to be calculated at the lower of the rate of 0.50 per cent. per annum and the rate of 50% of the Revolving Margin and to be payable in arrear on the last day of each successive period of three months which ends during such period and on the Revolving Termination Date.

27.2 Commitment Commission on the Term A Facility

The Original Borrower (on behalf of itself and the Borrowers) shall pay to the Agent for account of each Lender a commitment commission on the amount of such Lender's

Available Term A Commitment from day to day during the Term Availability Period, such commitment commission to be calculated at the lower of the rate of 0.50 per cent. per annum and the rate of 50% of the Term Margin and to be payable in arrear on the last day of each successive period of three months which ends during such period and on the last day of the Term Availability Period.

27.3 **Commitment Commission on the Term B Facility**

The Original Borrower (on behalf of itself and the Borrowers) shall pay to the Agent for account of each Lender a commitment commission on the amount of such Lender's Available Term B Commitment from day to day during the Term Availability Period, such commitment commission: (i) to be calculated at the rate of 0.75 per cent. per annum **provided that** if on or prior to the date 12 months after the date of this Agreement not more than 50% of the Term B Facility has been drawn then such commitment commission shall from and including such date be calculated at the higher of the rate of 0.75 per cent. per annum and the rate of 50% of the Term Margin; and (ii) to be payable in arrear on the last day of each successive period of three months which ends during such period and on the last day of the Term Availability Period.

27.4 **Commitment Commission on the Term C Facility**

The Original Borrower (on behalf of itself and the Borrowers) shall pay to the Agent for account of each Lender a commitment commission on the amount of such Lender's Available Term C Commitment from day to day during the Term Availability Period, such commitment commission to be calculated at the lower of the rate of 0.50 per cent. per annum and the rate of 50% of the Term Margin and to be payable in arrear on the last day of each successive period of three months which ends during such period and on the last day of the Term Availability Period.

27.5 **Arrangement Fee**

The Original Borrower shall pay, or cause to be paid, to the Agent (on behalf of itself and the Lead Arrangers) the fees specified in the fee letter dated 22 February 2000 from, *inter alia*, Salomon Brothers International Limited, Bank of America International Limited and Chase Manhattan PLC to Callahan at the times, and in the amounts, specified in such letter. The Original Borrower acknowledges that it has received a copy of and consents to the terms of such letter.

27.6 **Agency Fee**

The Original Borrower (on behalf of itself and the Borrowers) shall pay, or cause to be paid, to the Agent for its own account the agency fees specified in the agency fee letter dated on or about the date hereof from the Agent to the Original Borrower at the times, and in the amounts, specified in such letter. The Original Borrower acknowledges that it has received a copy of and consents to the terms of such letter.

28. COSTS AND EXPENSES

28.1 **Transaction Expenses**

The Original Borrower shall (on behalf of itself and the Borrowers), from time to time on demand of the Agent, reimburse each of the Agent, the Security Agent, the Lead Arrangers and the Arrangers and any of their affiliates (on a full indemnity basis whether or not any of the Facilities are drawn down or utilised) for all reasonable costs and

expenses (including reasonable legal fees) together with any VAT thereon incurred by it in connection with:

28.1.1 any due diligence carried out by it or on its behalf in connection with the Finance Documents and the transactions contemplated thereby;

28.1.2 the negotiation, preparation, execution and perfection of the Finance Documents, any other document referred to in the Finance Documents and the completion of the transactions therein contemplated; and

28.1.3 the syndication of the Facilities,

provided that the liability of the Original Borrower in respect of any costs and expenses (excluding VAT) falling under (i) sub-clauses 28.1.1 and 28.1.2 shall be limited as set out in a letter from the Original Borrower to the Agent on or about the date hereof, and (ii) sub-clause 28.1.3 shall be subject to a limit to be agreed between the Original Borrower and the Lead Arrangers.

28.2 **Preservation and Enforcement of Rights**

The Original Borrower shall (on behalf of itself and the Borrowers), from time to time on demand of the Agent or Security Agent, reimburse the Finance Parties for all costs and expenses (including legal fees) on a full indemnity basis together with any VAT thereon incurred in or in connection with the preservation and/or enforcement of any of the rights of the Finance Parties under the Finance Documents and any document referred to in the Finance Documents (including, without limitation, any costs and expenses relating to any investigation as to whether or not an Event of Default might have occurred or is likely to occur or any steps necessary or desirable in connection with any proposal for remedying or otherwise resolving an Event of Default or Potential Event of Default).

28.3 **Stamp Taxes**

The Original Borrower shall (on behalf of itself and the Borrowers) pay all stamp, registration and other taxes to which the Finance Documents, any other document referred to in the Finance Documents (other than any Transfer Certificate) or any judgment given in connection therewith is or at any time may be subject and shall (on behalf of itself and the Borrowers), from time to time on demand of the Agent, indemnify the Finance Parties against any liabilities, costs, claims and expenses resulting from any failure to pay or any delay in paying any such tax.

28.4 **Amendment Costs**

If an Obligor requests any amendment, waiver or consent then the Original Borrower shall (on behalf of such Obligor), within five Business Days of demand by the Agent, reimburse the Finance Parties for all costs and expenses reasonably incurred (including legal fees) together with any VAT thereon incurred by such person in responding to or complying with such request **provided that** the liability of the Original Borrower in respect of any amendment, waiver or consent shall be subject to any limit in respect of such amendment, waiver or consent agreed by the Original Borrower and the Agent following any such request.

28.5 **Lenders' Liabilities for Costs**

If the Original Borrower fails to perform any of its obligations under this Clause 28 (*Costs and Expenses*), each Lender shall, in its Proportion, indemnify each of the Agent, the Security Agent and the Lead Arrangers against any loss incurred by any of them (or their affiliates, in the case of costs and expenses referred to in Clause 28.1 (*Transaction Expenses*)) as a result of such failure.

29. DEFAULT INTEREST AND BREAK COSTS

29.1 **Default Interest Periods**

If any sum due and payable by an Obligor hereunder is not paid on the due date therefor in accordance with Clause 32 (*Payments*) or if any sum due and payable by an Obligor under any judgment of any court in connection herewith is not paid on the date of such judgment, the period beginning on such due date or, as the case may be, the date of such judgment and ending on the date upon which the obligation of such Obligor to pay such sum is discharged shall be divided into successive periods, each of which (other than the first) shall start on the last day of the preceding such period and the duration of each of which shall (except as otherwise provided in this Clause 29 (*Default Interest and Break Costs*)) be selected by the Agent.

29.2 **Default Interest**

An Unpaid Sum shall bear interest during each Interest Period in respect thereof at the rate per annum which is one per cent. per annum above the percentage rate which would apply to an Advance in the amount and currency of such Unpaid Sum and for the same Interest Period, **provided that** if such Unpaid Sum relates to an Advance which became due and payable on a day other than the last day of an Interest Period or Term relating thereto:

29.2.1 the first Interest Period applicable to such Unpaid Sum shall be of a duration equal to the unexpired portion of the current Interest Period or Term relating to that Advance; and

29.2.2 the percentage rate of interest applicable thereto from time to time during such period shall be that which exceeds by one per cent. the rate which would have been applicable to it had it not so fallen due, save that the Margin shall be, or be deemed to be, the highest rate specified in the definition thereof.

Where an Unpaid Sum does not relate to an Advance, interest shall be calculated by reference to the Term Margin.

29.3 **Payment of Default Interest**

Any interest which shall have accrued under Clause 29.2 (*Default Interest*) in respect of an Unpaid Sum shall be due and payable and shall be paid by the Obligor owing such Unpaid Sum on the last day of each Interest Period in respect thereof or on such other dates as the Agent may specify by notice to such Obligor.

29.4 **Break Costs**

If any Lender or the Agent on its behalf receives or recovers all or any part of an Advance or Unpaid Sum otherwise than on the last day of an Interest Period or Term relating thereto, the Original Borrower shall pay to the Agent on demand for account of

such Lender an amount equal to the amount (if any) by which (a) the additional interest which would have been payable on the amount so received or recovered had it been received or recovered on the last day of that Interest Period or Term exceeds (b) the amount of interest which in the opinion of the Agent would have been payable to the Agent on the last day of that Interest Period or Term in respect of a deposit in the currency of the amount so received or recovered equal to the amount so received or recovered placed by it with a leading bank in the Relevant Interbank Market for a period starting on the Business Day following the date of such receipt or recovery and ending on the last day of that Interest Period or Term.

30. **ORIGINAL BORROWER'S INDEMNITIES**

30.1 **Original Borrower's Indemnity**

The Original Borrower undertakes to indemnify:

30.1.1 each Finance Party against any cost, claim, loss, expense (including legal fees) or liability together with any VAT thereon, whether or not reasonably foreseeable, which it may sustain or incur as a consequence of the occurrence of any Event of Default or any default by any Obligor in the performance of any of the obligations expressed to be assumed by it in any Finance Document save to the extent that such cost, claim, loss, expense or liability has arisen as a result of the gross negligence or wilful default of such Finance Party;

30.1.2 the Agent against any cost or loss it may suffer or incur as a result of its entering into, or performing, any foreign exchange contract for the purposes of Clause 4 (*Multicurrency Option*) or Clause 32 (*Payments*);

30.1.3 each Lender against any cost or loss it may suffer under Clause 28.5 (*Lenders' Liabilities for Costs*) or Clause 35.6 (*Indemnification*) save to the extent that such cost or loss has arisen as a result of the gross negligence or wilful default of such Lender;

30.1.4 each Lender against any cost or loss it may suffer or incur as a result of its funding or making arrangements to fund its portion of an Advance requested by any Borrower but not made by reason of the operation of any one or more of the provisions hereof other than a default by such Lender;

30.1.5 each Lender against any loss it may suffer or incur as a result of its funding its portion of any Advance which is denominated in Euro by reason of Clause 4.2 (*Conditions for Denominating a Term Advance in an Optional Currency) or* Clause 7.2 (*Conditions for Drawing a Revolving Advance in an Optional Currency*);

30.1.6 each Finance Party and in each case each of their affiliates and each of their respective officers, directors, employees, agents, advisors and representatives (each, an "**Indemnified Party**") from and against any and all claims, damages, losses, liabilities, costs and expenses (including, without limitation, fees and disbursements of legal counsel), joint or several, that may be reasonably incurred by or asserted or awarded against any Indemnified Party, in each case arising out of or in connection with or relating to any official investigation,

litigation or proceeding or the preparation of any defence with respect thereto, arising out of or in connection with or relating to the Finance Documents or the transactions contemplated hereby or thereby or any use made or proposed to be made with the proceeds of the Facilities, whether or not such official investigation, litigation or proceeding is brought by a member of the Group, any shareholder or creditors of any member of the Group, an Indemnified Party or any other person, except to the extent that such claim, damage, loss, liability, cost or expense resulted from such Indemnified Party's gross negligence or wilful misconduct;

30.1.7 each Lender against any cost or loss it may suffer or any reduction in its return on capital that it would have been able to obtain but for entering into or performing its obligations under this Agreement as a result of any minimum reserve requirements imposed on it by the European Central Bank in relation to an Advance or any funding of an Advance; and

30.1.8 each Finance Party against any cost, claim, loss, expense (including legal fees) or liability together with any VAT thereon, whether or not reasonably foreseeable, which it may sustain or incur in relation to the exercise by the Agent of any Cure Trigger Right or Cure Right save to the extent that such cost, claim, loss, expense or liability has arisen as a result of the gross negligence or wilful default of such Finance Party.

30.2 **Currency Indemnity**

If any sum (a "**Sum**") due from an Obligor under the Finance Documents or any order, judgment, award or decision given or made in relation thereto has to be converted from the currency (the "**First Currency**") in which such Sum is payable into another currency (the "**Second Currency**") for the purpose of:

30.2.1 making or filing a claim or proof against such Obligor;

30.2.2 obtaining an order, judgment, award or decision in any court, arbitral proceedings or other tribunal; or

30.2.3 enforcing any order, judgment, award or decision given or made in relation thereto,

the Original Borrower shall indemnify each person to whom such Sum is due from and against any loss suffered or incurred as a result of any discrepancy between (a) the rate of exchange used for such purpose to convert such Sum from the First Currency into the Second Currency and (b) the rate or rates of exchange available to such person at the time of receipt of such Sum.

31. **CURRENCY OF ACCOUNT AND PAYMENT**

31.1 **Currency of Account**

The euro is the currency of account and payment for each and every sum at any time due from an Obligor hereunder, **provided that**:

31.1.1 each repayment of an Advance or Unpaid Sum or a part thereof shall be made in the currency in which such Advance or Unpaid Sum is denominated at the time of that repayment;

31.1.2 each payment of interest shall be made in the currency in which the sum in respect of which such interest is payable is denominated;

31.1.3 each payment in respect of costs and expenses shall be made in the currency in which the same were incurred;

31.1.4 each payment pursuant to Clause 15.2 (*Tax Indemnity*) or Clause 17.1 (*Increased Costs*) shall be made in the currency specified by the party claiming thereunder; and

31.1.5 any amount expressed to be payable in a currency other than euro shall be paid in that other currency.

31.2 **Change of Currency**

31.2.1 Unless otherwise prohibited by law, if more than one currency or currency unit are at the same time recognised by the central bank of any country as the lawful currency of that country, then:

(i) any reference in the Finance Documents to, and any obligations arising under the Finance Documents in, the currency of that country shall be translated into, or paid in, the currency or currency unit of that country designated by the Agent (after consultation with the Original Borrower); and

(ii) any translation from one currency or currency unit to another shall be at the official rate of exchange recognised by the central bank for the conversion of that currency or currency unit into the other, rounded up or down by the Agent (acting reasonably).

31.2.2 If a change in any currency of a country occurs, this Agreement will, to the extent the Agent (acting reasonably and after consultation with the Original Borrower) specifies to be necessary, be amended to comply with any generally accepted conventions and market practice in the Relevant Interbank Market and otherwise to reflect the change in currency.

32. PAYMENTS

32.1 **Payments to the Agent**

On each date on which this Agreement requires an amount to be paid by an Obligor or a Lender, such Obligor or, as the case may be, such Lender shall make the same available to the Agent for value on the due date at such time and in such funds and to such account with such bank as the Agent shall specify from time to time.

32.2 **Payments by the Agent**

Save as otherwise provided herein, each payment received by the Agent for the account of another person pursuant to Clause 32.1 (*Payments to the Agent*) shall:

32.2.1 in the case of a payment received for the account of a Borrower, be made available by the Agent to such Borrower by application:

(i) first, in or towards payment (on the date, and in the currency and funds, of receipt) of any amount then due from such Borrower hereunder to the person from whom the amount was so received or in or towards the purchase of any amount of any currency to be so applied; and

(ii) secondly, in or towards payment (on the date, and in the currency and funds, of receipt) to such account with such bank in the principal financial centre of the country of the currency of such payment as such Borrower (or the Original Borrower) shall have previously notified to the Agent for this purpose; and

32.2.2 in the case of any other payment, be made available by the Agent to the person for whose account such payment was received (in the case of a Lender, for the account of the relevant Lending Office) for value as soon as reasonably practicable after receipt by the Agent by transfer to such account of such person with such bank in the principal financial centre of the country of the currency of such payment as such person shall have previously notified to the Agent.

32.3 **Payments by the Agent to the Lenders**

Any amount payable by the Agent to the Lenders under this Agreement in the currency of a Participating Member State shall be paid in the euro unit.

32.4 **Payments Systems and the Agent**

In relation to the payment of any amount of euro units or National Currency Units, the Agent shall not be liable to an Obligor or any of the Lenders for any delay, or the consequences of any delay, in the crediting to any account of any amount required by this Agreement to be paid by the Agent if the Agent shall have taken all relevant steps to achieve, on the date required by this Agreement, the payment of such amount in immediately available, freely transferable, cleared funds (in the euro unit or, as the case may be, in a National Currency Unit) to the account with the bank in the principal financial centre in the Participating Member State which the Borrower or, as the case may be, any Lender shall have specified for such purpose. In this Clause 32.4 "**all relevant steps**" means all such steps as may be prescribed from time to time by the regulations or operating procedures of such clearing or settlement systems as the Agent may from time to time determine for the purpose of clearing or settling payments of the euro.

32.5 **No Set-off**

All payments required to be made by an Obligor under any Finance Document shall be calculated without reference to any set-off or counterclaim and shall be made free and clear of and without any deduction for or on account of any set-off or counterclaim.

32.6 **Clawback**

Where a sum is to be paid under a Finance Document to the Agent for account of another person, the Agent shall not be obliged to make the same available to that other person or to enter into or perform any exchange contract in connection therewith until it has been

able to establish to its satisfaction that it has actually received such sum, but if it does so and it proves to be the case that it had not actually received such sum, then the person to whom such sum or the proceeds of such exchange contract was so made available shall on request refund the same to the Agent together with an amount sufficient to indemnify the Agent against any cost or loss it may have suffered or incurred by reason of its having paid out such sum or the proceeds of such exchange contract prior to its having received such sum.

32.7 **Partial Payments**

Subject to Clause 34.7 (*Priority of Cure Rights*), if and whenever a payment is made by an Obligor hereunder and the Agent receives an amount less than the due amount of such payment the Agent may apply the amount received towards the obligations of the Obligors under this Agreement in the following order:

32.7.1 **first**, in or towards payment of any unpaid costs, fees and expenses of each of the Agent, the Security Agent and the Lead Arrangers;

32.7.2 **second**, in or towards payment *pro rata* of amounts referred to under Clause 34.7 (*Priority of Cure Rights*) due but unpaid;

32.7.3 **third**, in or towards payment *pro rata* of any accrued interest or commitment commission payable to any Lender hereunder due but unpaid;

32.7.4 **fourth**, in or towards payment *pro rata* of any principal due but unpaid; and

32.7.5 **fifth**, in or towards payment *pro rata* of any other sum due but unpaid.

32.8 **Variation of Partial Payments**

The order of partial payments set out in Clause 32.7 (*Partial Payments*) shall override any appropriation made by the Obligor to which the partial payment relates but the order set out in sub-clauses 32.7.1, 32.7.2, 32.7.4 and 32.7.5 of Clause 32.7 (*Partial Payments*) may be varied if agreed by all the Lenders.

32.9 **Business Days**

32.9.1 Any payment which is due to be made on a day that is not a Business Day shall be made on the next Business Day in the same calendar month (if there is one) or the preceding Business Day (if there is not).

32.9.2 During any extension of the due date for payment of any principal or an Unpaid Sum under this Agreement interest is payable on the principal at the rate payable on the original due date.

33. **SET-OFF**

33.1 **Contractual Set-off**

Following an Event of Default which is continuing each Obligor authorises each Lender to apply any credit balance to which such Obligor is entitled on any account of such Obligor with such Lender in satisfaction of any sum due and payable from such Obligor to such Lender under any Finance Document but unpaid. For this purpose, each Lender is authorised to purchase with the moneys standing to the credit of any such account such other currencies as may be necessary to effect such application.

33.2 **Set-off not Mandatory**

No Lender shall be obliged to exercise any right given to it by Clause 33.1 (*Contractual Set-off*).

34. **SHARING**

34.1 **Payments to Banks**

If a Bank (a "**Recovering Bank**") applies any receipt or recovery from an Obligor to a payment due under this Agreement and such amount is received or recovered other than in accordance with Clause 32 (*Payments*), then such Recovering Bank shall:

34.1.1 notify the Agent of such receipt or recovery;

34.1.2 at the request of the Agent, promptly pay to the Agent an amount (the "**Sharing Payment**") equal to such receipt or recovery less any amount which the Agent determines may be retained by such Recovering Bank as its share of any payment to be made in accordance with Clause 32.7 (*Partial Payments*).

34.2 **Redistribution of Payments**

The Agent shall treat the Sharing Payment as if it had been paid by the relevant Obligor and distribute it between the Finance Parties (other than the Recovering Bank) in accordance with Clause 32.7 (*Partial Payments*).

34.3 **Recovering Bank's Rights**

The Recovering Bank will be subrogated to the rights of the parties which have shared in a redistribution pursuant to Clause 34.2 (*Redistribution of Payments*) in respect of the Sharing Payment (and the relevant Obligor shall be liable to the Recovering Bank in an amount equal to the Sharing Payment).

34.4 **Repayable Recoveries**

If any part of the Sharing Payment received or recovered by a Recovering Bank becomes repayable and is repaid by such Recovering Bank, then:

34.4.1 each party which has received a share of such Sharing Payment pursuant to Clause 34.2 (*Redistribution of Payments*) shall, upon request of the Agent, pay to the Agent for account of such Recovering Bank an amount equal to its share of such Sharing Payment; and

34.4.2 such Recovering Bank's rights of subrogation in respect of any reimbursement shall be cancelled and the relevant Obligor will be liable to the reimbursing party for the amount so reimbursed.

34.5 **Exception**

This Clause 34 (*Sharing*) shall not apply if the Recovering Bank would not, after making any payment pursuant hereto, have a valid and enforceable claim against the relevant Obligor.

34.6 **Recoveries Through Legal Proceedings**

If any Bank intends to commence any action in any court or arbitral proceedings it shall give prior notice to the Agent, the Security Agent and the other Banks. If any Bank shall commence any action in any court or arbitral proceedings to enforce its rights hereunder

and, as a result thereof or in connection therewith, receives any amount, then such Bank shall not be required to share any portion of such amount with any Bank which has the legal right to, but does not, join in such action or commence and diligently prosecute a separate action to enforce its rights in another court or arbitral proceedings.

34.7 **Priority of Cure Rights**

An Advance (together with all interest accrued thereon and other amounts due or owing to the Funding Bank (as defined in sub-clause 35.4.7 of Clause 35.4 (*Cure Rights*)) in connection therewith) made pursuant to sub-clauses 35.4.7 and 35.4.8 of Clause 35.4 (*Cure Rights*) shall rank first in right and priority of payment prior to the application of any amount received towards any other obligation (other than those referred to in sub-clause 32.7.1 above) of the Obligors under this Agreement (other than in respect of any unpaid costs, fees and expenses of each of the Agent, the Security Agent and the Lead Arrangers).

35. **THE AGENT, THE LEAD ARRANGERS AND THE LENDERS**

35.1 **Appointment of the Agent**

Each of the Lead Arrangers and the Lenders hereby appoints the Agent to act as its agent in connection with the Finance Documents and authorises the Agent to exercise such rights, powers, authorities and discretions as are specifically delegated to the Agent by the terms thereof together with all such rights, powers, authorities and discretions as are reasonably incidental thereto.

35.2 **Agent's Discretions**

The Agent may:

35.2.1 assume, unless it has, in its capacity as agent for the Lenders, received notice to the contrary from any other party hereto, that (a) any representation made or deemed to be made by an Obligor in connection with any Finance Document is true, (b) no Event of Default or Potential Event of Default has occurred, (c) no Obligor is in breach of or default under its obligations under any Finance Document and (d) any right, power, authority or discretion vested herein upon an Instructing Group, the Lenders or any other person or group of persons has not been exercised;

35.2.2 assume that the Lending Office of each Lender is that notified to it by such Lender in writing prior to the date hereof (or, in the case of a Transferee, at the end of the Transfer Certificate to which it is a party as Transferee) until it has received from such Lender a notice designating some other office of such Lender to replace such Lending Office and act upon any such notice until the same is superseded by a further such notice;

35.2.3 engage and pay for the advice or services of any lawyers, accountants, surveyors or other experts whose advice or services may to it seem necessary, expedient or desirable and rely upon any advice so obtained;

35.2.4 rely as to any matters of fact which might reasonably be expected to be within the knowledge of an Obligor upon a certificate signed by or on behalf of such Obligor;

35.2.5 rely upon any communication or document believed by it to be genuine;

35.2.6 refrain from exercising any right, power or discretion vested in it as agent under any Finance Document unless and until instructed by an Instructing Group as to whether or not such right, power or discretion is to be exercised and, if it is to be exercised, as to the manner in which it should be exercised;

35.2.7 refrain from acting in accordance with any instructions of an Instructing Group to begin any legal action or proceeding arising out of or in connection with any Finance Document until it shall have received such security as it may require (whether by way of payment in advance or otherwise) for all costs, claims, losses, expenses (including legal fees) and liabilities together with any VAT thereon which it will or may expend or incur in complying with such instructions; and

35.2.8 assume (unless it has specific notice to the contrary) that any notice or request made by the Original Borrower is made on behalf of all the Obligors.

35.3 **Agent's Obligations**

The Agent shall:

35.3.1 promptly inform each Lender of the contents of any notice or document received by it in its capacity as Agent from an Obligor under any Finance Document or any notice delivered by the Agent under sub-clause 25.24.1 of Clause 25.24 (*Acceleration and Cancellation*) or sub-clause 25.26.1 of Clause 25.26 (*Advances Due on Demand)*;

35.3.2 promptly notify each Lender of the occurrence of any Event of Default or any default by an Obligor in the due performance of or compliance with its obligations under any Finance Document of which the Agent has notice from any other party hereto;

35.3.3 save as otherwise provided herein, act as agent under any Finance Document in accordance with any instructions given to it by an Instructing Group, which instructions shall be binding on the Lead Arrangers and the Lenders; and

35.3.4 if so instructed by an Instructing Group or a Super Instructing Group (as applicable), refrain from exercising any right, power or discretion vested in it as agent under any Finance Document.

The Agent's duties under the Finance Documents are solely mechanical and administrative in nature.

35.4 **Cure Rights**

35.4.1 The Agent shall if so instructed by a Cure Rights Instructing Group exercise its right (the "**Cure Trigger Right**") under any of the Cure Rights Contracts to deliver a Cure Trigger Notice (as such term is defined in the relevant Cure Rights Contract) to the relevant counterparty under such Cure Rights Contract stating that it intends to benefit from a cure period in relation to such Cure Rights Contract.

35.4.2 If the Agent is instructed by a Cure Rights Instructing Group in accordance with sub-clause 35.4.1, the Agent shall promptly notify the Lenders and the Original Borrower thereof and the Original Borrower shall at least five Business Days prior to the date(s) for payment by the Agent to the relevant counterparty under the relevant Cure Rights Contract pay to the Agent an amount equal to the amount(s) required to be paid by the Agent as a result of delivery of the Cure Trigger Notice to the relevant counterparty under the relevant Cure Rights Contract (each such amount a "**Cure Trigger Amount**").

35.4.3 If the Original Borrower fails to perform its obligations under sub-clause 35.4.2, then each Lender, to the extent that such Lender has any Available Commitment (a "**Funding Lender**") shall pay to the Agent an amount equal to its Proportion of such Cure Trigger Amount. To the extent that a Lender does not have any Available Commitment, then each such Lender which has given its consent as a member of the Cure Rights Instructing Group in sub-clause 35.4.1 (hereinafter also referred to as a Funding Lender) shall, and any such Lender which has not given its consent as a member of the Cure Rights Instructing Group in sub-clause 35.4.1 (a "**Non-Instructing Lender**") may, pay to the Agent an amount equal to its Proportion of such Cure Trigger Amount. The Agent shall make demand on each Funding Lender for, and request from each Non-Instructing Lender, payment of such Lender's Proportion of the Cure Trigger Amount required from it hereunder by written notice to each Lender. Following service by the Agent on a Lender of such written notice, each such Funding Lender and any Non-Instructing Lender which opts to pay its Proportion of the Cure Trigger Amount (hereinafter also a Funding Lender) shall promptly and in any event on the second Business Day following such service pay its Proportion of such Cure Trigger Amount to such account as the Agent has specified in such notice. Each such Cure Trigger Amount so funded by the Funding Lenders shall be deemed to be an Advance which shall accrue interest at a rate of 3.50 per cent per annum and be repayable on the terms stipulated by the Cure Rights Instructing Group referred to in sub-clause 35.4.1.

35.4.4 If a Non-Instructing Lender does not pay to the Agent its Proportion of the Cure Trigger Amount under sub-clause 35.4.3 (a "**Non-Funding Lender**"), the Agent shall promptly notify each Funding Lender in writing of such non-payment and each Funding Lender shall, within 5 Business Days of receipt of such written notice from the Agent, pay to the Agent an amount equal to its Cure Rights Proportion of the Proportion of the Cure Trigger Amount not so paid to the Agent by such Non-Funding Lender, each such amount forming part of the Advance referred to in sub-clause 35.4.3. In this sub-clause 35.4.4, "**Cure Rights Proportion**" means the proportion borne by the amount due from a Funding Lender in respect of the Cure Trigger Amount under sub-clause 35.4.3 to the aggregate amount due from the Funding Lenders in respect of the Cure Trigger Amount under sub-clause 35.4.3.

35.4.5 The Agent shall if so instructed by a Super Instructing Group exercise its right (the "**Cure Right**") under any of the Cure Rights Contracts to cure all defaults of the Target under the Cure Rights Contracts.

35.4.6 If the Agent is instructed by a Super Instructing Group in accordance with sub-clause 35.4.5, the Agent shall promptly notify the Lenders and the Original Borrower thereof and the Original Borrower shall at least five Business Days prior to the date for payment by the Agent to the relevant counterparty under the relevant Cure Rights Contract or other person entitled thereto pay to the Agent an amount equal to the amount required to cure all defaults (whether due to non-payment or requiring remedial action) under the Cure Rights Contracts as set out in a notice delivered by the relevant counterparty under the relevant Cure Rights Contract to the Agent (such amount the "**Cure Amount**").

35.4.7 If the Original Borrower fails to perform its obligations under sub-clause 35.4.6, then each Lender, to the extent that such Lender has any Available Commitment (a "**Super Funding Lender**"), shall pay to the Agent an amount equal to its Proportion of such Cure Amount. To the extent that a Lender does not have any Available Commitment, then each such Lender which has given its consent as a member of the Super Instructing Group in sub-clause 35.4.5 (hereinafter also referred to as a Super Funding Lender) shall, and a Lender which has not given its consent as a member of the Super Instructing Group in sub-clause 35.4.5 (a "**Super Non-Instructing Lender**") may, pay to the Agent an amount equal to its Proportion of such Cure Amount. The Agent shall make demand on each Super Funding Lender for, and request from each Super Non-Instructing Lender, payment of such Lender's Proportion of the Cure Amount required from it hereunder by written notice to each Lender. Following service by the Agent on a Lender of such written notice, each such Super Funding Lender and any Super Non-Instructing Lender which opts to pay its Proportion of the Cure Amount (hereinafter also a Super Funding Lender) shall promptly and in any event on the second Business Day following such service pay its Proportion of such Cure Amount to such account as the Agent has specified in such notice. Each such Cure Amount so funded by the Super Funding Lenders shall be deemed to be an Advance which shall accrue interest at a rate of 3.50 per cent per annum and be repayable on the terms stipulated by the Super Instructing Group referred to in sub-clause 35.4.5.

35.4.8 If a Super Non-Instructing Lender does not pay to the Agent its Proportion of the Cure Amount under sub-clause 35.4.7 (a "**Super Non-Funding Lender**"), the Agent shall promptly notify each Super Funding Lender in writing of such non-payment and each Super Funding Lender shall, within 10 Business Days of receipt of such written notice from the Agent, pay to the Agent an amount equal to its Proportion of the Proportion of the Cure Amount not so paid to the Agent by such Super Non-Funding Lender, each such amount forming part of the Advance referred to in sub-clause 35.4.7.

35.4.9 In relation to any deemed Advance to be made under this Clause 35.4, the amount of such Advance funded by any Vendor Financier shall not be determined by the amount of the Equipment Value (as defined in sub-clause 3.5.2 (*Availability Test Applicable to Term C Facility*)).

35.5 **Excluded Obligations**

Notwithstanding anything to the contrary expressed or implied herein, none of the Agent nor the Lead Arrangers shall:

35.5.1 be bound to enquire as to (a) whether or not any representation made or deemed to be made by an Obligor in connection with any Finance Document is true, (b) the occurrence or otherwise of any Event of Default or Potential Event of Default, (c) the performance by an Obligor of its obligations under any Finance Document or (d) any breach of or default by an Obligor of or under its obligations under any Finance Document;

35.5.2 be bound to account to any Lender for any sum or the profit element of any sum received by it for its own account;

35.5.3 be bound to disclose to any other person any information relating to any member of the Group if (a) such person, on providing such information, expressly stated to the Agent or, as the case may be, the Lead Arrangers, that such information was confidential or (b) such disclosure would or might in its opinion constitute a breach of any law or be otherwise actionable at the suit of any person;

35.5.4 be under any obligations other than those for which express provision is made in any Finance Document; or

35.5.5 be or be deemed to be a fiduciary for any other party to any Finance Document.

35.6 **Indemnification**

Each Lender shall, in its Proportion, from time to time on demand by the Agent, indemnify the Agent against any and all costs, claims, losses, expenses (including legal fees) and liabilities together with any VAT thereon which the Agent may incur, otherwise than by reason of its own gross negligence or wilful misconduct, in acting in its capacity as agent under any Finance Document (other than any which have been reimbursed by the Original Borrower pursuant to Clause 30.1 (*Original Borrower's Indemnity*)).

35.7 **Exclusion of Liabilities**

Except in the case of gross negligence or wilful default, none of the Agent and the Lead Arrangers accepts any responsibility:

35.7.1 for the adequacy, accuracy and/or completeness of the Information Memorandum or any other information supplied by the Agent or the Lead Arrangers, by an Obligor or by any other person in connection with any Finance Document or any other agreement, arrangement or document entered into, made or executed in anticipation of, pursuant to or in connection with any Finance Document;

35.7.2 for the legality, validity, effectiveness, adequacy or enforceability of any Finance Document or any other agreement, arrangement or document entered into, made or executed in anticipation of, pursuant to or in connection with any Finance Document; or

35.7.3 for the exercise of, or the failure to exercise, any judgement, discretion or power given to any of them by or in connection with any Finance Document or any other agreement, arrangement or document entered into, made or executed in anticipation of, pursuant to or in connection with any Finance Document.

Accordingly, none of the Agent and the Lead Arrangers shall be under any liability (whether in negligence or otherwise) in respect of such matters, save in the case of gross negligence or wilful misconduct.

35.8 **No Actions**

Each of the Lenders agrees that it will not assert or seek to assert against any director, officer or employee of the Agent or the Lead Arrangers any claim it might have against any of them in respect of the matters referred to in Clause 35.7 (*Exclusion of Liabilities*).

35.9 **Business with the Group**

The Agent and the Lead Arrangers may accept deposits from, lend money to and generally engage in any kind of banking or other business with any member of the Group.

35.10 **Resignation**

The Agent may resign its appointment hereunder at any time without assigning any reason therefor by giving not less than thirty days' prior written notice to that effect to each of the other parties hereto, **provided that** no such resignation shall be effective until a successor for the Agent is appointed in accordance with the succeeding provisions of this Clause 35 (*The Agent, the Lead Arrangers and the Lenders*).

35.11 **Removal of Agent**

An Instructing Group may remove the Agent from its role as agent hereunder by giving notice to that effect to each of the other parties hereto. Such removal shall take effect only when a successor to the Agent is appointed in accordance with the terms hereof.

35.12 **Successor Agent**

If the Agent gives notice of its resignation pursuant to Clause 35.10 (*Resignation*) or it is removed pursuant to Clause 35.11 (*Removal of Agent*), then any reputable and experienced bank or other financial institution may be appointed as a successor to the Agent by an Instructing Group (who shall consult with the Original Borrower) during the period of such notice but, if no such successor is so appointed, the Agent may appoint such a successor itself.

35.13 **Rights and Obligations**

If a successor to the Agent is appointed under the provisions of Clause 35.12 (*Successor Agent*), then:

35.13.1 the retiring or departing Agent shall be discharged from any further obligation under any Finance Document but shall remain entitled to the benefit of the provisions of this Clause 35 (*The Agent, the Lead Arrangers and the Lenders*); and

35.13.2 its successor and each of the other parties to any Finance Document shall have the same rights and obligations amongst themselves as they would have had if such successor had been a party to the Finance Documents.

35.14 **Own Responsibility**

It is understood and agreed by each Lender that at all times it has itself been, and will continue to be, solely responsible for making its own independent appraisal of and investigation into all risks arising under or in connection with the Finance Documents including, but not limited to:

35.14.1 the financial condition, creditworthiness, condition, affairs, status and nature of each member of the Group;

35.14.2 the legality, validity, effectiveness, adequacy and enforceability of any Finance Documents and any other agreement, arrangement or document entered into, made or executed in anticipation of, pursuant to or in connection with any Finance Document;

35.14.3 whether such Lender has recourse, and the nature and extent of that recourse, against an Obligor or any other person or any of their respective assets under or in connection with any Finance Document, the transactions therein contemplated or any other agreement, arrangement or document entered into, made or executed in anticipation of, pursuant to or in connection with any Finance Document; and

35.14.4 the adequacy, accuracy and/or completeness of the Information Memorandum and any other information provided by the Agent or the Lead Arrangers, an Obligor, or by any other person in connection with any Finance Document, the transactions contemplated therein or any other agreement, arrangement or document entered into, made or executed in anticipation of, pursuant to or in connection with any Finance Document.

Accordingly, each Lender acknowledges to the Agent and the Lead Arrangers that it has not relied on and will not hereafter rely on the Agent and the Lead Arrangers or any of them in respect of any of these matters.

35.15 **Agency Division Separate**

In acting as agent under the Finance Documents for the Lenders, the Agent shall be regarded as acting through its agency division which shall be treated as a separate entity from any other of its divisions or departments and, notwithstanding the foregoing provisions of this Clause 35 (*The Agent, the Lead Arrangers and the Lenders*), any information received by some other division or department of the Agent may be treated as confidential and shall not be regarded as having been given to the Agent's agency division.

35.16 **Reliance and Engagement Letters**

Each Finance Party confirms that each of the Lead Arrangers and the Agent has authority to accept on its behalf the terms of any Reliance Letter or engagement letters relating to the Reports or any reports or letters provided by accountants and other advisers in connection with the Finance Documents or the transactions contemplated therein

(including any net asset letter in connection with financial assistance procedures) and to bind it in respect of such Reports, reports or letters and to sign such letters on its behalf and further confirms that it accepts the terms and qualifications set out in such letters.

36. ASSIGNMENTS AND TRANSFERS

36.1 Binding Agreement

This Agreement shall be binding upon and enure to the benefit of each party hereto and its or any subsequent successors and Transferees.

36.2 No Assignments and Transfers by the Obligors

No Obligor shall be entitled to assign or transfer all or any of its rights, benefits and obligations under the Finance Documents.

36.3 Assignments and Transfers by Lenders

36.3.1 *Assignments and Transfers by Lenders other than Vendor Financiers*: Any Lender (other than a Vendor Financier and a Permitted Export Credit Agency) may, at any time and a Permitted Export Credit Agency may, on or after the Transfer Restriction Termination Date, assign all or any of its rights and benefits under the Finance Documents or transfer in accordance with Clause 36.5 (*Transfers by Lenders*) all or any of its rights, benefits and obligations under the Finance Documents to a bank or financial institution or to a trust fund or other entity which is regularly engaged in or established for the purpose of making, purchasing or investing in loans, securities or other financial assets (each a "**Permitted Transferee**") **provided that** no such assignment or transfer may be made without the consent of the Original Borrower (such consent not to be unreasonably withheld or delayed), except in the case of any such assignment or transfer:

(a) to any other Lender or any Affiliate of any Lender if such Affiliate is a bank or financial institution; or

(b) to a trust fund or other entity the sole activity of which is purchasing or investing in loans, securities or other financial assets as collateral for securities it has or intends to issue (a "**Securitisation Vehicle**") which is an Affiliate of any Lender or which has the majority of its assets by value managed by or transferred or granted to it by a Lender or an Affiliate of a Lender;

(c) when an Event of Default has occurred which is continuing; or

(d) to a bank or financial institution, on or prior to the Syndication Date.

36.3.2 *Assignments and Transfers by Vendor Financiers*: No Vendor Financier may assign all or any of its rights and benefits under the Finance Documents or transfer in accordance with Clause 36.5 (*Transfers by Lenders*) all or any of its rights, benefits and obligations under the Finance Documents other than:

(a) at any time:

(i) to an Additional Permitted Transferee;

(ii) in the case of Nortel Networks UK Limited and a Permitted EADS Entity, to a Permitted EADS Entity;

(iii) to a Permitted Replacement Vendor Lender only for the purpose of providing the additional financing referred to in paragraph (a)(ii)(z) of sub-clause 24.20.2; and

(b) on or after the Transfer Restriction Termination Date, to:

(i) any bank or financial institution which is a subsidiary or holding company or a subsidiary of any holding company, of such Vendor Financier; or

(ii) a Permitted Transferee **provided that** no such assignment or transfer may be made without the consent of the Original Borrower (such consent not to be unreasonably withheld or delayed) except in the case of any such assignment or transfer (a) when an Event of Default has occurred which is continuing or (b) to any Non-Vendor Lender or any Affiliate of any Non-Vendor Lender (if such Affiliate is a bank or financial institution) or a Securitisation Vehicle which is an Affiliate of any Non-Vendor Lender or which has the majority of its assets by value managed by or transferred or granted to it by a Non-Vendor Lender or an Affiliate of a Non-Vendor Lender.

36.3.3 *Deemed Consent*: In any circumstance under this Clause 36.3 where the Original Borrower's consent is required, the Original Borrower will be deemed to have given its consent ten Business Days after the relevant Lender has requested it unless either:

(a) consent is expressly refused by the Original Borrower; or

(b) the Original Borrower has made a request pursuant to sub-clause 36.3.4,

within that time. If the circumstance referred to in item (b) of the previous sentence applies, the Original Borrower shall be deemed to have given its consent within ten Business Days after the relevant information has been supplied to the Original Borrower unless consent is expressly refused by the Original Borrower within that time.

36.3.4 *Information on Transferee or Assignee*: If the proposed assignee or transferee is a trust fund or other entity which is regularly engaged in or established for the purpose of making, purchasing or investing in loans, securities or other financial assets:

(a) the Original Borrower may request the Lender which wishes to transfer or assign all or any of its rights, benefits and/or obligations under the Finance Documents to such entity to provide such information about the nature of the proposed transferee or assignee as is reasonable; and

(b) it shall be reasonable for the Original Borrower to withhold its consent to such transfer or assignment until it has been supplied with such information.

36.4 **Assignments by Lenders**

If any Lender assigns all or any of its rights and benefits under the Finance Documents in accordance with Clause 36.3 (*Assignments and Transfers by Lenders*), then, unless and until the assignee has delivered a notice to the Agent confirming in favour of the Agent, the Lead Arrangers, the Security Agent and the other Lenders that it shall be under the same obligations towards each of them as it would have been under if it had been an original party to the Finance Documents as a Lender (whereupon such assignee shall become a party to the Finance Documents as a "Lender"), the Agent, the Lead Arrangers, the Security Agent and the other Lenders shall not be obliged to recognise such assignee as having the rights against each of them which it would have had if it had been such a party to the Finance Documents.

36.5 **Transfers by Lenders**

If any Lender wishes to transfer all or any of its rights, benefits and/or obligations under the Finance Documents in accordance with Clause 36.3 (*Assignments and Transfers by Lenders*), then such transfer shall be effected by the delivery to the Agent of a duly completed Transfer Certificate executed by such Lender and the relevant Transferee in which event, on the later of the Transfer Date specified in such Transfer Certificate and the fifth Business Day after (or such earlier Business Day endorsed by the Agent on such Transfer Certificate falling on or after) the date of delivery of such Transfer Certificate to the Agent:

36.5.1 to the extent that in such Transfer Certificate the Lender party thereto seeks to transfer its rights, benefits and obligations under the Finance Documents, each of the Obligors and such Lender shall be released from further obligations towards one another under the Finance Documents and their respective rights against one another shall be cancelled (such rights and obligations being referred to in this Clause 36.5 (*Transfers by Lenders*) as "**discharged rights and obligations**");

36.5.2 each of the Obligors and the Transferee party thereto shall assume obligations towards one another and/or acquire rights against one another which differ from such discharged rights and obligations only insofar as each such Obligor and such Transferee have assumed and/or acquired the same in place of each such Obligor and such Lender;

36.5.3 the Agent, the Security Agent, the Lead Arrangers, the Arrangers, such Transferee and the other Lenders shall acquire the same rights and benefits and assume the same obligations between themselves as they would have acquired and assumed had such Transferee been an original party to the Finance Documents as a Lender with the rights, benefits and/or obligations acquired or assumed by it as a result of such transfer and to that extent the Agent, the Security Agent, the Lead Arrangers and the relevant Lender shall each be

released from further obligations to each other under the Finance Documents; and

36.5.4 such Transferee shall become a party hereto as a "Lender".

36.6 **Assignment and Transfer Fees**

On the date upon which an assignment takes effect pursuant to Clause 36.4 (*Assignments by Lenders*) or a transfer takes effect pursuant to Clause 36.5 (*Transfers by Lenders*) the relevant assignee or Transferee shall pay to the Agent for its own account a fee of EUR1,500 other than in the case of an assignment or transfer which takes effect on or prior to the Syndication Date.

36.7 **Disclosure of Information**

Any Lender may disclose to:

36.7.1 any person to (or through) whom such Lender assigns or transfers (or may potentially assign or transfer) all or any of its rights, benefits and obligations under any Finance Document;

36.7.2 any person with (or through) whom such Lender enters into (or may potentially enter into) any sub-participation in relation to, or any other transaction under which payments are to be made by reference to, any Finance Document or any Obligor;

36.7.3 any person to whom information may be required to be disclosed by any applicable law or any regulatory authority; or

36.7.4 any of its subsidiaries or any holding company (or any subsidiary of a holding company),

such information about any Obligor or the Group and any Finance Document as such Lender shall consider appropriate **provided that**, in relation to a disclosure under sub-clauses 36.7.1 and 36.7.2, the person to whom such information is to be given has entered into a Confidentiality Undertaking.

36.8 **Limitation of Specified Indemnities**

If, at any time, any Lender assigns or transfers any of its rights, benefits and obligations hereunder or transfers a Lending Office and by reasons of circumstances either in effect at the time of such assignment or transfer or which at such time are known to become effective at a later date there would, but for this Clause 36.8 (*Limitation of Specified Indemnities*), arise an obligation on the part of an Obligor under Clause 15 (*Taxes*) or Clause 17.1 (*Increased Costs*) to pay to such assignee or Transferee any amount in excess of the amount it would have then been obliged to pay but for such assignment or transfer, then such Obligor shall not be obliged to pay the amount of such excess **provided that** this Clause 36.8 (*Limitation of Specified Indemnities*) shall not apply to (i) any assignment or transfer made pursuant to Clause 19 (*Mitigation*) or (ii) any assignment or transfer made with the Original Borrower's prior consent, if in giving such consent the Original Borrower has expressly consented in writing to pay to such assignee or Transferee any such excess amount.

36.9 **Transfers of Part**

Any transfer or assignment pursuant to Clause 36.5 (*Transfers by Lenders*) or Clause 36.4 (*Assignments by Lenders*) of part (but not the whole) of a Lender's Commitment shall be in a minimum amount of EUR10,000,000 **provided that** Nortel Networks UK Limited may on a maximum of ten separate occasions assign or transfer pursuant to Clause 36.4 (*Assignments by Lenders*) or Clause 36.5 (*Transfers by Lenders*) part of its Term C Commitment in an amount which is lower than EUR10,000,000 subject to any such assignment or transfer being in a minimum amount of EUR5,000,000.

36.10 **Security Trust Agreement and Security**

36.10.1 Each assignee or Transferee from a Lender shall enter into an accession agreement in the form set out in the Schedule to the Security Trust Agreement.

36.10.2 Both the transferor or assignor Lender and the relevant Transferee or assignee shall take all steps necessary to ensure the transfer of the benefit of any security relating to the transfer or assignment and shall share (in a proportion to be agreed) any costs attributable to the transfer of such security.

36.11 **Sub-Participation by Lenders**

36.11.1 *Sub-Participation by Lenders*: Any Lender may, at any time with a Permitted Transferee and, in the case of a Vendor Financier, with a Permitted Transferee or an Additional Permitted Transferee, enter into a sub-participation in relation to, or any other transaction under which payments are made by reference to, any Finance Document or any Obligor **provided that:**

(a) without the consent of the Original Borrower (such consent not to be unreasonably withheld or delayed) and notice to the Agent, such Lender may not agree to any restriction on the way it exercises its voting rights under any of the Finance Documents except in the case of any such sub-participation or other transaction entered into with:

(i) any other Lender or Affiliate of any Lender if such Affiliate is a bank or financial institution; or

(ii) a Securitisation Vehicle which is an Affiliate of any Non-Vendor Lender or which has the majority of its assets by value managed by or transferred or granted to it by a Non-Vendor Lender or an Affiliate of such Non-Vendor Lender;

(b) in the case of a sub-participation or declaration of trust entered into with a Securitisation Vehicle, such Lender may not agree to any restriction on the way it exercises its voting rights under any of the Finance Documents except in respect of any of the matters set out in Clause 44.8 (*Amendments Requiring the Consent of all the Lenders*); and

(c) to the extent that such Lender has entered into a sub-participation or declaration of trust with a Securitisation Vehicle, such Lender shall not be entitled to exercise its voting rights under any of the Finance Documents (other than in respect of any of the matters set out in Clause 44.8

(*Amendments Requiring the Consent of all the Lenders*) in accordance with any instructions received from the relevant Securitisation Vehicle).

The Original Borrower will be deemed to have given its consent ten Business Days after the Lender has requested it unless consent is expressly refused by the Original Borrower within that time.

36.11.2 *Sub Participation by the Original Vendor Financier*: Nortel Networks UK Limited may, at any time with the EADS Parent or any of its subsidiaries enter into a sub participation in relation to the Term C Facility.

36.12 **Permitted Export Credit Agencies**

It is agreed that the term "financial institution" as used in this Agreement shall include Permitted Export Credit Agencies.

37. **ADDITIONAL BORROWERS**

37.1 **Request for Additional Borrower**

The Original Borrower may request that the Target or any wholly-owned operating subsidiary of the Target (or, on or after the Merger Date, the Original Borrower) which is a member of the Group become an Additional Borrower by delivering to the Agent a Borrower Accession Memorandum and (to the extent legally possible) a Guarantor Accession Memorandum duly executed by the Original Borrower and such subsidiary, together with the documents and other evidence listed in Schedule 13 (*Additional Conditions Precedent*) in relation to such subsidiary. Such Additional Borrower will provide to the extent legally possible the Security reasonably requested by the Agent which Security shall be given in accordance with Clause 24.9 (*Security*).

37.2 **Borrower Conditions Precedent**

A person, in respect of which the Original Borrower has delivered a Borrower Accession Memorandum to the Agent, shall become an Additional Borrower and assume all the rights, benefits and obligations of a Borrower as if it had been an original party hereto as a Borrower on the date on which the Agent notifies the Original Borrower that:

37.2.1 an Instructing Group accepts the Original Borrower's request in respect of such subsidiary and an Instructing Group (or if the Additional Borrower is not resident in Germany each Lender) confirms that such subsidiary is suitable from a withholding tax position; and

37.2.2 the Agent has received, in form and substance satisfactory to it, all documents and other evidence listed in Schedule 13 (*Additional Conditions Precedent*) in relation to such subsidiary,

unless on such date an Event of Default is continuing or would occur as a result of such subsidiary becoming an Additional Borrower.

37.3 **Resignation of a Borrower**

If at any time a Borrower (other than the Original Borrower) is under no actual or contingent obligation under or pursuant to any Finance Document and such resignation would not affect the legality, validity or enforceability of any security contemplated by

the Security Documents in respect of such Borrower or its assets, the Original Borrower may request that such Borrower shall cease to be a Borrower by delivering to the Agent a Resignation Notice. Such Resignation Notice shall be accepted by the Agent on the date on which it notifies the Original Borrower that it is satisfied that such Borrower is under no actual or contingent obligation under or pursuant to any Finance Document and such Borrower shall immediately cease to be a Borrower and shall have no further rights, benefits or obligations hereunder save for those which arose prior to such date.

37.4 **Release of Security**

37.4.1 Subject to sub-clause 37.4.2, at the time of completion of any sale or other disposal to a person or persons outside (and which will remain outside) the Group of any assets owned by an Obligor over which security has been created by the Security Documents to which that Obligor is party, those assets shall be released from such security.

37.4.2 The release of the security referred to in sub-clause 37.4.1 shall only occur (save to the extent otherwise agreed by all the Lenders) if:

(a) either (A) such disposal by any member of the Group is permitted by the provisions of this Agreement and will not result directly or indirectly in any breach of any of the terms of this Agreement, or (B) such disposal is being effected at the request of an Instructing Group in circumstances where any of the security created by the Security Documents has become enforceable, or (C) such disposal is being effected by enforcement of the Security Documents; and

(b) an amount equal to the amount of the Net Disposal Proceeds arising out of such disposal will be applied in accordance with the requirements of the Finance Documents; and

(c) any assets to be transferred to other members of the Group before completion of such disposal shall have been so transferred and (if so required by an Instructing Group) security over such assets shall have been granted to the Security Agent to its satisfaction.

The Security Agent shall execute such documents effecting such release as shall be reasonably required to achieve such release as aforesaid (and the Security Agent shall executed such documents at the expense of the relevant Obligor promptly upon (and only upon) it being satisfied that the conditions in (i), (ii) and (iii) above are satisfied or an Instructing Group has otherwise agreed).

38. ADDITIONAL GUARANTORS

38.1 **Request for Additional Guarantor**

The Original Borrower may request that any wholly-owned subsidiary of the Original Borrower to the extent legally possible become an Additional Guarantor by delivering to the Agent a Guarantor Accession Memorandum duly executed by the Original Borrower and such subsidiary, together with the documents and other evidence listed in Schedule 13 (*Additional Conditions Precedent*) in relation to such subsidiary. Such Guarantor will

provide to the extent legally possible the Security reasonably requested by the Agent which Security shall be given in accordance with Clause 24.9 (*Security*).

38.2 **Guarantor Conditions Precedent**

A person, in respect of which the Original Borrower has delivered a Guarantor Accession Memorandum to the Agent, shall become an Additional Guarantor and assume all the rights, benefits and obligations of a Guarantor which is not a Guarantor referred to in Clause 26.1 (*Guarantee and Indemnity*) as if it had been an original party hereto as a Guarantor but with the exceptions (if any) stipulated in the Guarantor Accession Memorandum on the date on which the Agent receives, in form and substance satisfactory to it, all the documents and other evidence listed in Schedule 13 (*Additional Conditions Precedent*). The Agent shall notify the Original Borrower as soon as reasonably practicable whether it has received all such documents in form and substance satisfactory to it.

39. CALCULATIONS AND EVIDENCE OF DEBT

39.1 **Basis of Accrual**

Any interest, commitment commission or fee accruing under a Finance Document shall accrue from day to day and shall be calculated on the basis of a year of 360 days (or, in any case where the practice in the Relevant Interbank Market differs, in accordance with that market practice) and the actual number of days elapsed.

39.2 **Proportionate Reductions**

Any repayment of an Advance denominated in an Optional Currency shall reduce the amount of such an Advance by the amount of such Optional Currency repaid and shall reduce the Euro Amount of such Advance proportionately.

39.3 **Quotations**

If on any occasion a Reference Bank or Lender fails to supply the Agent with a quotation required of it under the foregoing provisions of this Agreement, the rate for which such quotation was required shall be determined from those quotations which are supplied to the Agent, **provided that**, in relation to determining LIBOR, this Clause 39.3 (*Quotations*) shall not apply if only one Reference Bank supplies a quotation.

39.4 **Evidence of Debt**

Each Lender shall maintain in accordance with its usual practice accounts evidencing the amounts from time to time lent by and owing to it hereunder.

39.5 **Control Accounts**

The Agent shall maintain on its books a control account or accounts in which shall be recorded:

39.5.1 the amount and the Euro Amount of any Advance or any Unpaid Sum and each Lender's share therein;

39.5.2 the amount of all principal, interest and other sums due or to become due from an Obligor and each Lender's share therein; and

39.5.3 the amount of any sum received or recovered by the Agent hereunder and each Lender's share therein.

39.6 **Prima Facie Evidence**

In any legal action or proceeding arising out of or in connection with this Agreement, the entries made in the accounts maintained pursuant to Clause 39.4 (*Evidence of Debt*) and Clause 39.5 (*Control Accounts*) shall, in the absence of manifest error, be *prima facie* evidence of the existence and amounts of the specified obligations of the Obligors.

39.7 **Certificates of Lenders**

A certificate of a Lender as to:

39.7.1 the amount by which a sum payable to it hereunder is to be increased under Clause 15.1 (*Tax Gross-up*);

39.7.2 the amount for the time being required to indemnify it against any such cost, payment or liability as is mentioned in Clause 15.2 (*Tax Indemnity*) or Clause 17.1 (*Increased Costs*); or

39.7.3 the amount of any credit, relief, remission or repayment as is mentioned in Clause 16.3 (*Tax Credit Payment*) or Clause 16.4 (*Tax Credit Clawback*)

shall, in the absence of manifest error, be *prima facie* evidence of the existence and amounts of the specified obligations of the Obligors.

39.8 **Agent's Certificates**

A certificate of the Agent as to the amount at any time due from a Borrower or the Original Borrower hereunder or the amount which, but for any of the obligations of such Borrower or the Original Borrower hereunder being or becoming void, voidable, unenforceable or ineffective, at any time would have been due from such Borrower hereunder shall, in the absence of manifest error, be conclusive for the purposes of Clause 26 (*Guarantee and Indemnity*).

40. REMEDIES AND WAIVERS, PARTIAL INVALIDITY

40.1 **Remedies and Waivers**

No failure to exercise, nor any delay in exercising, on the part of any party, any right or remedy under any Finance Document shall operate as a waiver thereof, nor shall any single or partial exercise of any right or remedy prevent any further or other exercise thereof or the exercise of any other right or remedy. The rights and remedies provided herein and in the Finance Documents are cumulative and not exclusive of any rights or remedies provided by law.

40.2 **Partial Invalidity**

If, at any time, any provision of the Finance Documents is or becomes illegal, invalid or unenforceable in any respect under the law of any jurisdiction, neither the legality, validity or enforceability of the remaining provisions thereof nor the legality, validity or enforceability of such provision under the law of any other jurisdiction shall in any way be affected or impaired thereby.

41. **NOTICES**

41.1 **Communications in writing**

Each communication to be made under the Finance Documents shall be made in writing and, unless otherwise stated, may be made by telex, fax, e-mail or letter to the extent that the relevant Borrower and Lender has specified such address pursuant to Clause 41.2 (*Addresses*) (and, in the case of e-mail, has expressly agreed to receive communications by e-mail) or, in addition to the foregoing:

41.1.1 (subject to the appropriate prior written agreement of the relevant Borrower and Lenders, as appropriate, as contemplated by and provided for pursuant to Clause 10.2 (*Interest Rate Determination*)), in the case of rates of interest to be notified by the Agent pursuant to Clause 10.2 (*Interest Rate Determination*); and

41.1.2 (subject to the prior written agreement of the relevant Lender) in the case of any document to be forwarded by the Agent pursuant to sub-clause 35.3.1 of Clause 35.3 (*Agent's Obligations*) where such document has been supplied to the Agent pursuant to Clause 21 (*Financial Information*),

the Agent may refer the Lender to a web site and to the location of the relevant information on such web site.

41.2 **Addresses**

The address, fax number, e-mail address, telex number and, where appropriate, web site (and the department or officer, if any, for whose attention the communication is to be made) of each party for any communication or document to be made or delivered under or in connection with the Finance Documents is:

41.2.1 in the case of the Original Obligors, the Security Agent, the Lead Arrangers and the Agent, identified with its name below;

41.2.2 in the case of each Lender, notified in writing to the Agent prior to the date hereof (or, in the case of a Transferee, at the end of the Transfer Certificate to which it is a party as Transferee); and

41.2.3 in the case of each Additional Obligor, in the relevant Accession Memorandum,

or any substitute address, fax number, e-mail address, telex number, web site, department or officer as each party may notify to the Agent (or the Agent may notify each party, if a change is made by the Agent or a web site carrying relevant information has been set up by the Agent) by not less than fifteen (15) days' **provided that** not more that one address may be specified by each party pursuant to this Clause 41.2 (*Addresses*) at any time. Any Lender with more than one Lending Office shall specify its main address and fax number for the purpose of notices.

41.3 **Delivery**

Any communication or document to be made or delivered by one person to another pursuant to the Finance Documents shall:

41.3.1 if by way of fax, e-mail or telex be deemed to have been received when transmission has been completed (and, if such date is not a Business Day, shall be deemed to have been received on the next Business Day);

41.3.2 if by way of letter, deemed to have been delivered when left at that address or, as the case may be, ten days after being deposited in the post postage prepaid in an envelope addressed to it at that address; or

41.3.3 if by way of posting such communication or document on a web site, when such web site may be accessed and read,

provided that any communication or document to be made or delivered to the Agent or Security Agent shall be effective only when received by its agency division or, as the case may be, trustee division and then only if the same is expressly marked for the attention of the department or officer identified with the Agent's or, as the case may be, Security Agent's signature below (or such other department or officer as the Agent or, as the case may be, the Security Agent shall from time to time specify for this purpose).

41.4 **English Language**

Each communication and document made or delivered by one party to another pursuant to the Finance Documents shall be in the English language or accompanied by a translation thereof into English certified (by an officer of the person making or delivering the same) as being a true and accurate translation thereof.

41.5 **Notification of Changes**

Promptly upon receipt of notification of a change of address or fax number pursuant to Clause 41.2 (*Addresses*) the Agent shall notify the other parties hereto of such change.

41.6 **Deemed Receipt by the Obligors**

Any communication or document made or delivered to the Original Borrower in accordance with Clause 41.1 (*Delivery*) shall be deemed to have been made or delivered to each of the Obligors.

42. COUNTERPARTS

This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

43. AMENDMENTS

43.1 **Amendments**

Subject to Clause 43.2 (*Amendments Requiring the Consent of all the Banks*) and Clause 43.3 (*Exceptions*) the Agent, if it has the prior consent of an Instructing Group, and the Obligors may from time to time agree in writing to amend the Finance Documents or to waive, prospectively or retrospectively, any of the requirements of the Finance Documents and any amendments or waivers so agreed shall be binding on all the Finance Parties, **provided that** no such waiver or amendment shall subject any Finance Party hereto to any new or additional obligations without the consent of such Finance Party.

43.2 **Amendments Requiring the Consent of all the Banks**

An amendment or waiver which relates to:

43.2.1 Clause 2.5 (*Several Obligations*), Clause 2.6 (*Several Rights*), Clause 34 (*Sharing*) or this Clause 43 (*Amendments*);

43.2.2 a decrease in the principal amount of any payment to a Bank under the Finance Documents, or a change in the currency of any Advance, or deferral of any Term Repayment Date or Repayment Date or Final Maturity Date or the Revolving Termination Date;

43.2.3 a decrease in the Margin (otherwise than in accordance with Clause 6.3 (*Term Margin Ratchet*) and 8.3 (*Revolving Margin Ratchet*)), the commitment commission, the amount or currency of any payment of interest, fees or any other amount payable hereunder to any Finance Party or deferral of the date for payment thereof;

43.2.4 an increase in a Bank's Commitment;

43.2.5 the conditions set out in sub-clause 7.1.9 of Clause 7.1 (*Drawdown Conditions for Revolving Facility*) if an Event of Default or Potential Event of Default which relates to a Repeated Representation, Clause 23 (*Financial Condition*) or Clause 24.15 (*Negative Pledge*) is continuing;

43.2.6 the definition of Event of Default or Instructing Group;

43.2.7 the conditions set out in sub-clause 3.1.9 of Clause 3.1 (*Drawdown Conditions for the Term Facilities*) if an Event of Default (or Potential Event of Default which relates to a Repeated Representation, Clause 23 (*Financial Condition*) or Clause 24.15 (*Negative Pledge*)) is continuing;

43.2.8 any change to the Borrowers or the Guarantors (other than in accordance with Clause 37 (*Additional Borrowers*) or Clause 38 (*Additional Guarantors*)) or to Clause 37 (*Additional Borrowers*);

43.2.9 (save as permitted by sub-clause 37.4.2 of Clause 37.4 (*Release of Security*)) the discharge or release of any Security or any amendment to any Security Document which could reasonably be expected to have a material adverse effect on the Security granted pursuant to such Security Document; or

43.2.10 any provision which contemplates the need for the consent or approval of all the Banks,

shall not be made without the prior consent of all the Banks **provided that** in relation to any amendment or waiver which relates to any of sub-clauses 43.2.2 to 43.2.4, if the consent of all the Banks to such amendment or waiver is not obtained, a Bank may agree with the Original Borrower that such amendment or waiver shall be binding on it.

43.3 **Exceptions**

Notwithstanding any other provisions hereof, neither the Agent nor the Security Agent shall be obliged to agree to any such amendment or waiver if the same would:

43.3.1 (in respect of the Agent or Security Agent) amend or waive this Clause 43 (*Amendments*), Clause 28 (*Costs and Expenses*) or Clause 35 (*The Agent, the Lead Arrangers and the Lenders*); or

43.3.2 otherwise amend or waive any of the Agent's, the Security Agent's or the Lead Arrangers' rights hereunder or subject the Agent, Security Agent or any Lead Arrangers to any additional obligations hereunder or under the other Finance Documents.

43.4 **Amendments by the Original Borrower**

The Original Borrower (acting on behalf of each of the Obligors) may agree any amendment to or modification of the provisions of any of the Finance Documents or any schedule thereto, or grant any waiver or consent in relation thereto.

43.5 **Amendment to correct Manifest Error**

The Agent may agree with the Original Borrower (acting on behalf of each of the Obligors) any amendment to or the modification of the provisions of any of the Finance Documents or any schedule thereto, which is necessary to correct a manifest error.

44. **LENDERS**

44.1 **Payments to Lenders**

If a Lender (a "**Recovering Lender**") applies any receipt or recovery from an Obligor to a payment due under this Agreement and such amount is received or recovered other than in accordance with Clause 32 (*Payments*), then such Recovering Lender shall:

44.1.1 notify the Agent of such receipt or recovery;

44.1.2 at the request of the Agent, promptly pay to the Agent an amount (the "**Sharing Payment**") equal to such receipt or recovery less any amount which the Agent determines may be retained by such Recovering Lender as its share of any payment to be made in accordance with Clause 32.7 (*Partial Payments*).

44.2 **Redistribution of Payments**

The Agent shall treat the Sharing Payment as if it had been paid by the relevant Obligor and distribute it between the Finance Parties (other than the Recovering Lender) in accordance with Clause 32.7 (*Partial Payments*).

44.3 **Recovering Lender's Rights**

The Recovering Lender will be subrogated to the rights of the parties which have shared in a redistribution pursuant to Clause 44.2 (*Redistribution of Payments*) in respect of the Sharing Payment (and the relevant Obligor shall be liable to the Recovering Lender in an amount equal to the Sharing Payment).

44.4 **Repayable Recoveries**

If any part of the Sharing Payment received or recovered by a Recovering Lender becomes repayable and is repaid by such Recovering Lender, then:

44.4.1 each party which has received a share of such Sharing Payment pursuant to Clause 34.2 (*Redistribution of Payments*) shall, upon request of the Agent, pay to the Agent for account of such Recovering Lender an amount equal to its share of such Sharing Payment; and

44.4.2 such Recovering Lender's rights of subrogation in respect of any reimbursement shall be cancelled and the relevant Obligor will be liable to the reimbursing party for the amount so reimbursed.

44.5 **Exception**

This provisions of sub-clauses 44.1 to 44.7 shall not apply if the Recovering Lender would not, after making any payment pursuant hereto, have a valid and enforceable claim against the relevant Obligor.

44.6 **Recoveries Through Legal Proceedings**

If any Lender intends to commence any action in any court or arbitral proceedings it shall give prior notice to the Agent, the Security Agent and the other Lenders. If any Lender shall commence any action in any court or arbitral proceedings to enforce its rights hereunder and, as a result thereof or in connection therewith, receives any amount, then such Lender shall not be required to share any portion of such amount with any Lender which has the legal right to, but does not, join in such action or commence and diligently prosecute a separate action to enforce its rights in another court or arbitral proceedings.

44.7 **Priority of Cure Rights**

An Advance (together with all interest accrued thereon and other amounts due or owing to the Funding Lenders (as defined in sub-clause 35.4.7 of Clause 35.4 (*Cure Rights*)) in connection therewith) made pursuant to sub-clauses 35.4.7 and 35.4.8 of Clause 35.4 (*Cure Rights*) shall rank first in right and priority of payment prior to the application of any amount received towards any other obligation (other than those referred to in sub-clause 32.7.1 above) of the Obligors under this Agreement (other than in respect of any unpaid costs, fees and expenses of each of the Agent, the Security Agent and the Lead Arrangers).

44.8 **Amendments Requiring the Consent of all the Lenders**

An amendment or waiver which relates to:

44.8.1 a decrease in the principal amount of any payment to a Lender under the Finance Documents, or a change in the currency of any Advance, or deferral of any Term Repayment Date or Repayment Date or Final Maturity Date or the Revolving Termination Date;

44.8.2 a decrease in the Margin (otherwise than in accordance with Clause 6.3 (*Term Margin Ratchet*) and 8.3 (*Revolving Margin Ratchet*)), the commitment commission, the amount or currency of any payment of interest, fees or any

other amount payable hereunder to any Finance Party or deferral of the date for payment thereof; or

44.8.3 an increase in a Lender's Commitment; or

44.8.4 any provision which contemplates the need for the consent or approval of all the Lenders,

shall not be made without the prior consent of all the Lenders **provided that** in relation to any amendment or waiver which relates to any of sub-clauses 44.8.1 to 44.8.3, if the consent of all the Lenders to such amendment or waiver is not obtained, a Lender may agree with the Original Borrower that such amendment or waiver shall be binding on it.

45. GOVERNING LAW

This Agreement is governed by English law.

46. JURISDICTION

46.1 English Courts

The courts of England have exclusive jurisdiction to settle any dispute (a "**Dispute**") arising out of or in connection with this Agreement (including a dispute regarding the existence, validity or termination of this Agreement or the consequences of its nullity).

46.2 *Convenient Forum*

The parties agree that the courts of England are the most appropriate and convenient courts to settle Disputes between them and, accordingly, that they will not argue to the contrary.

46.3 Non-Exclusive Jurisdiction

This Clause 46 (*Jurisdiction*) is for the benefit of the Finance Parties only. As a result and notwithstanding Clause 46.1 (*English Courts*), it does not prevent any Finance Party from taking proceedings relating to a Dispute ("**Proceedings**") in any other courts with jurisdiction. To the extent allowed by law, the Finance Parties may take concurrent Proceedings in any number of jurisdictions.

46.4 Service of Process

Each Original Obligor agrees that the documents which start any Proceedings and any other documents required to be served in relation to those Proceedings may be served on it on Callahan Associates International (UK) Limited at 24 Upper Brook Street, London W1Y 1PD or, if different, its registered office.

If the appointment of the person mentioned in this Clause 46.4 (*Service of Process*) (or, as the case may be, the relevant Accession Memorandum) ceases to be effective, the relevant Obligor shall immediately appoint another person in England to accept service of process on its behalf in England. If an Obligor fails to do so (and such failure continues for a period of not less than fourteen days), the Agent shall be entitled to appoint such a person by notice to such Obligor. Nothing contained herein shall restrict the right to serve process in any other manner allowed by law. This Clause 46.4 (*Service of Process*) applies to Proceedings in England and to Proceedings elsewhere.

AS WITNESS the hands of the duly authorised representatives of the parties hereto the date and year first above written.

SCHEDULE 1

THE LENDERS

Callahan - Lender Allocations

Lender	Commitment				
	Term A	Term B	Term C	Revolving	Total
BA International (Netherlands) B.V.					
The Chase Manhattan Bank					
Citibank N.A.					
Dresdner Bank Luxembourg S.A.					
Merrill Lynch Capital Corporation					
Westdeutsche Landesbank Girozentrale, London Branch					
Scotiabank Europe plc					
The Governor and Company of the Bank of Scotland					
BNP Paribas London Branch					
Deutsche Bank Luxembourg S.A.					
Fortis Bank (Nederland) N.V.					
Bayerische Hypo-und Vereinsbank AG					

The Industrial Bank of Japan, Ltd.,
London Branch

Crédit Lyonnais S.A.

DG Bank Deutsche Genossenschaftsbank
A.G.

Coöperatieve Centrale Raiffeisen-
Boerenleenbank b.a.

The Royal Bank of Scotland plc

Crédit Agricole Indosuez Niederlassung
Frankfurt

Dexia Public Finance Bank

The Toronto-Dominion Bank

Landesbank Baden-Württemberg

KBC Finance Ireland

Landesbank Hessen-Thüringen
Girozentrale

The Governor and Company of the Bank
of Ireland

Efibanca

Entenial

IBM Deutschland Kreditbank GmbH					
CIBC World Markets PLC					
Banca Carige S.p.A.					
Hamburgische Landesbank					
Nortel Networks UK Limited					
Export Development Corporation					
Total					

SCHEDULE 2

FORM OF TRANSFER CERTIFICATE

To: Citibank International plc as Facility Agent, and
Citibank, N.A., London Branch as Security Agent

TRANSFER CERTIFICATE

relating to the agreement (as from time to time amended, varied or supplemented, the "**Credit Agreement**") dated 13 July 2000 whereby term and revolving loan facilities were made available to, amongst others, Kabel NRW GmbH & Co. KG by a group of banks on whose behalf Citibank International plc acted as agent in connection therewith.

1. Terms defined in the Credit Agreement shall, subject to any contrary indication, have the same meanings herein. The terms Lender, Transferee and Portion Transferred are defined in the schedule hereto.

2. The Lender (a) confirms that the details in the schedule hereto under the heading "**Lender's Participation in the Term Facilities**", "**Term Advances**", "**Lender's Participation in the Revolving Facility**" and "**Revolving Advance(s)**" accurately summarises its participation in the Credit Agreement and the Interest Period or Term of any existing Advances and (b) requests the Transferee to accept and procure the transfer to the Transferee of the Portion Transferred (specified in the schedule hereto) of its Term Commitment and/or Revolving Commitment and/or its participation in such Advance(s) by counter-signing and delivering this Transfer Certificate to the Agent at its address for the service of notices specified in the Credit Agreement.

3. The Transferee hereby requests the Agent to accept this Transfer Certificate as being delivered to the Agent pursuant to and for the purposes of Clause 36.5 (*Transfers by Lenders*) of the Credit Agreement so as to take effect in accordance with the terms thereof on the Transfer Date or on such later date as may be determined in accordance with the terms thereof.

4. The Transferee confirms that it has received a copy of the Credit Agreement together with such other information as it has required in connection with this transaction and that it has not relied and will not hereafter rely on the Lender to check or enquire on its behalf into the legality, validity, effectiveness, adequacy, accuracy or completeness of any such information and further agrees that it has not relied and will not rely on the Lender to assess or keep under review on its behalf the financial condition, creditworthiness, condition, affairs, status or nature of the Obligors.

5. The Transferee confirms that it has received a copy of each of the Security Documents governed by German law which are pledges under which it is a beneficiary, is aware of their contents and hereby expressly consents to the declarations of the Security Agent made on the Transferee's behalf as future pledgee in such Security Documents.

6. The Transferee hereby undertakes with the Lender and each of the other parties to the Credit Agreement that it will perform in accordance with their terms all those obligations which by the terms of the Finance Documents will be assumed by it after delivery of this

Transfer Certificate to the Agent and satisfaction of the conditions (if any) subject to which this Transfer Certificate is expressed to take effect.

7. The Lender makes no representation or warranty and assumes no other responsibility with respect to the legality, validity, effectiveness, adequacy or enforceability of the Finance Documents or any document relating thereto and assumes no responsibility for the financial condition of the Obligors or for the performance and observance by the Obligors of any of its obligations under the Finance Documents or any document relating thereto and any and all such conditions and warranties, whether express or implied by law or, in any case, otherwise, are hereby excluded.

8. The Lender hereby gives notice that nothing herein or in the Finance Documents (or, in any case, any document relating thereto) shall oblige the Lender to (a) accept a re-transfer from the Transferee of the whole or any part of its rights, benefits and/or obligations under the Credit Agreement or the Finance Documents transferred pursuant hereto or (b) support any losses directly or indirectly sustained or incurred by the Transferee for any reason whatsoever including the non-performance by an Obligor or any other party to the Credit Agreement or the Finance Documents (or, in any case, any document relating thereto) of its obligations under any such document. The Transferee hereby acknowledges the absence of any such obligation as is referred to in (a) or (b) above.

9. This Transfer Certificate and the rights, benefits and obligations of the parties hereunder shall be governed by and construed in accordance with English law.

THE SCHEDULE

1. Lender:

2. Transferee:

   (a) Name:

   (b) Type of entity[1]:

   (c) Credit rating[1]:

3. Transfer Date:

4. Lender's Participation in the Term Facilities:

(a)	Lender's Term A Commitment	Portion Transferred
(b)	Lender's Term B Commitment	Portion Transferred
(c)	Lender's Term C Commitment	Portion Transferred

[1] Paragraphs 2(b) and (c) only need to be filled in if the proposed transferee is: (i) not a bank or financial institution or (ii) in the case of a transfer by a Vendor Financier, the transferee is a Permitted Nortel Entity or a Permitted Vendor Transferee and, in the case of Nortel Networks UK Limited, an entity falling within paragraph (b) of the definition of Permitted EADS Entity which, in either case, is to receive unfunded Term C Commitment.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CALLAHAN NORDRHEIN-WESTFALEN GMBH

By: Dino R. Onofrio

Name: Dino R Onofrio

Title: Vice-President, Finance

Date: March 11, 2002